The Space    to Grow   2017 ANNUAL REPORT   (317) 532-7900 | 11201 USA Parkway Fishers, IN 46037 | www.firstinternetbancorp.com

LIKE THE INTERNET, WE STARTED   OUT SMALL BEFORE WE GREW.   AND GREW. AND THEN WE GREW   SOME MORE. IT TOOK FIFTEEN   YEARS IN OPERATION TO REACH   OUR FIRST BILLION IN ASSETS.   TWO SHORT YEARS LATER, WE HAD   REACHED THE SECOND BILLION.   NOW WE’RE WELL ON OUR WAY   TO OUR THIRD BILLION.   As our CEO David Becker   likes to say, we’re an 18-year   overnight success story.   And it’s our entrepreneurial   spirit that keeps us   adapting to customer   needs and challenging   ourselves to keep   innovating, keep growing.   We really listen to what our   customers tell us they need   and we’ve featured a few   stories here—from personal   banking to business and   commercial real estate   lending—that aptly illustrate   our partnership. Unlike   traditional banks hemmed   in by banker’s hours and   expensive overhead, our   branchless model means   we can give our customers   the space to do exactly   what’s most valuable to   them—to grow.   The Space to Grow   1999   WE OPENED OUR VIRTUAL DOORS IN   YEAR OVERNIGHT SUCCESS STORY!   WE'RE AN

2017 ANNUAL REPORT | 1   *As of December 31, 2017   **$1.5 million of balances in US territories/Armed Forces included in headquarters/Midwest balance   NATIONWIDE DEPOSIT BASE—WITHOUT BRANCHES   $339.5M   16.3%   $171.9M   8.2%   $395.3M   19.0%   $350.9M   16.8% $2.1B   Total Deposits*   Nationwide consumer,   small business and   commercial deposit base   Innovative technology and   convenience supported by   exceptional service   2017 YEAR OVER YEAR   ASSET GROWTH   49%   MOBILE APP RATINGS   NET INCOME   ($ in thousands)   $20,000   $15,000   $10,000   $5,000   $0   201520142013 20172016   $15,226   $4,593 $4,324   $8,929   $12,074   $827.4M   39.7%   **   Google Play   4.6/5   Apple App Store   4.6/5

2 | FIRST INTERNET BANCORP   FINDING THE SPACE TO GROW IN   AN INDUSTRY WITH NO SHORTAGE   OF PARTICIPANTS TOOK VISION.   Establishing the right formula for   expansion—when the options available   to us were many—required focus. And   reaching our potential and then raising   the bar still higher…well, that calls for   deliberate execution—day after day.     In 2017, we made good on our promise   to continue to diversify our asset   generation channels to support growth   and increase profitability. Early in the   year, we established First Internet Public   Finance Corp. to serve the borrowing   needs of governmental entities and   not-for-profit organizations. Our   public finance team exceeded our   expectations, originating nearly   $450 million in new loans during the   year. In the third quarter, we announced   a national strategic partnership with   Lendeavor, Inc., a San Francisco-   based technology-enabled lender to   healthcare practices. The early results   of our partnership with Lendeavor are   encouraging, with healthcare finance   balances surpassing $30 million at   year end.     In total, we were able to expand   loan balances across our balance   sheet by 67% in 2017. Capitalizing on   opportunities and focusing on prudent   practices, we have increased our loan   relationships by more than 480% over   five years, as loan balances eclipsed   $2 billion at the end of 2017. To put this   in context for you, our growth rate was   4.5 times greater than our peers’ in the   same time period.     We completed a common stock   offering in the third quarter, receiving   net proceeds of more than $51 million.   Our amplified capital base gives us   the ability to continue producing   solid balance sheet and earnings   improvements. We take very seriously   our responsibility to deploy our capital   in an accretive manner that builds   shareholder value. Excluding the effect   of the revaluation of our net deferred   tax assets resulting from federal tax   reform passed in December 2017, we   produced higher earnings per share   on a year-over-year basis—despite the   increase in common shares outstanding.   Moreover, we have enhanced tangible   book value per share consistently over   the last several years as a direct result of   organic balance sheet growth.     In addition to our strong financial   results, we maintained our position of   thought leadership in the industry.   As a pioneer in the branchless delivery   of consumer and commercial banking   services, we are often asked to share our   knowledge and experiences. Our leaders   were visible as presenters at events   across the country and as experts in   their field in industry publications and   broadcasts. Several employees were   also celebrated for their contributions to   our industry, and our community as well.   Our team works tirelessly on behalf of   our customers, our shareholders and our   communities, and it’s gratifying when   they receive recognition for their efforts.     The ability to attract and retain top-level   talent is crucial in the service industry.   For this reason, we were elated when a   leading industry publication recognized   us—for the fifth consecutive year—as   one of the best banks in the nation to   work for. We also received attention at   the local and state levels for being an   employer of choice.     Talent and teamwork across the   organization enabled us to deliver   record annual net income to you in   2017. Our results are the culmination of   vision, focus and intentional execution,   and they are the fulfillment of the   promises we have made to our   shareholders. On behalf of the Board   of Directors and the leadership team,   I thank you for your continued support.     Sincerely,     David B. Becker   Chairman, President and   Chief Executive Officer   Dear Fellow Shareholder,   67%   Loan balance   expansion across   our balance sheet   in 2017

2017 ANNUAL REPORT | 3   BALANCE SHEET GROWTH   TOTAL ASSETS   TOTAL LOANS   2013   $802   $501   2014   $732   $971   2015   $954   $1,270   2016   $1,251   $1,854   2017   $2,768   $2,091   ($ in millions)   REVENUE GROWTH   NONINTEREST INCOME   NET INTEREST INCOME   TOTAL ANNUAL REVENUE   2013   $9,517   $17,448   $26,965   2014   $7,174   $29,461   $22,287   2015   $10,141   $40,894   $30,753   2016   $53,766   $14,077   $39,689   2017   $10,541   $53,982   $64,523   ($ in thousands)   COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN   FIRST INTERNET BANCORP   SNL SMALL CAP US BANK INDEX   SNL MICRO CAP US BANK INDEX   NASDAQ COMPOSITE INDEX   300%   200%   100%   201520142013 20172016   286%   0%

4 | FIRST INTERNET BANCORP   CONSUMER AND SMALL   BUSINESS BANKING   Without a costly branch network   to weigh us down, we can offer   great rates and low fees with all the   online and mobile banking tools   our customers need to help them   make smart financial choices. Our   offerings include checking and   savings accounts, CDs, IRAs, health   savings accounts and credit cards.   RESIDENTIAL MORTGAGE   AND HOME EQUITY   LENDING   With an award-winning national   online platform for origination   in all 50 states, we originate   conventional, FHA, VA, and jumbo   1-4 family mortgage loans and   sell the majority of our originated   loans to the secondary market.   We also originate home equity   loans and lines of credit; we retain   and service these loans.   CONSUMER LENDING   By lending directly to consumers   as well as indirectly through an   established dealer network, we   attract creditworthy customers   across the country. We specialize   in RV and horse trailer loans.   COMMERCIAL REAL   ESTATE LENDING   We customize financing solutions   for experienced developers and   owners of investment property   located throughout Indiana and   nearby Midwestern locations   featuring a variety of real   estate oriented loan products.   Offerings include construction   and development debt capital for   office, retail, industrial and multi-   family properties. We also finance   residential construction and   development with active,   reputable homebuilders and   developers operating in the   Central Indiana market.   SINGLE TENANT   LEASE FINANCING   Acquisition financing is offered   nationwide for savvy real estate   owners introduced to us through   our committed, growing network   of mortgage bankers, brokers and   national correspondents. Properties   financed are generally well-located   within their respective markets   and subject to long-term, net lease   arrangements with well-known,   financially qualified tenants.   COMMERCIAL BANKING   We offer customized solutions   on business lines of credit, term   loans, credit cards and owner-   occupied real estate to middle-   market companies in Indiana   and Arizona. Our comprehensive   lineup of online treasury   management services allows our   clients to run their businesses more   efficiently and optimize their cash   positions with robust reporting   and access capabilities.   PUBLIC FINANCE   We offer a variety of lending   and depository solutions for   government and not-for-profit   customers. Options are available   for funding capital projects or   refinancing existing debt for   hospitals, economic development   districts, public infrastructure   projects and police and   fire departments.   The Space for Solutions   CAN A HIGH-TECH BANK STILL DELIVER PERSONALIZED SERVICE?   From the founding of First Internet Bank in 1999, we’ve been passionate about delivering   convenience and unparalleled support to our customers.   WITH OUR RELATIONSHIP BANKERS ON HAND TO   ANSWER CUSTOMER QUESTIONS QUICKLY, EFFICIENTLY   AND ACCURATELY, THAT'S EXACTLY HOW MANY WE NEED.   0   EXACT NUMBER OF REMOTE   FIRST INTERNET BANK BRANCHES

2017 ANNUAL REPORT | 5   With an approach to innovation and   flexibility we’ve not seen elsewhere   in the industry, First Internet Bank   enables us to give practice owners   well-deserved access to a truly   unparalleled combination of branchless   banking products and streamlined   practice financing.”   DANIEL TITCOMB, CO-FOUNDER AND CEO   LENDEAVOR   “   HEALTHCARE LENDING   Through a partnership with Lendeavor,   a San Francisco-based technology-enabled   lender, we offer business loans for dental,   veterinary and other healthcare practices.   Funding is available for buying or growing   a practice, refinancing practice debt or   buying equipment.   Lendeavor’s powerful technology takes   complicated financial transactions and makes   them easier and faster. Greater efficiency means   faster funding and better rates for practice   owners. Along with Lendeavor, we share a   commitment to solving banking and financing   challenges through extraordinary customer   experience and innovative technology.

6 | FIRST INTERNET BANCORP   STORY 1   DAVID JURKIEWICZ   ATTORNEY AND RETAIL BANKING CUSTOMER   When you work as   closely as I have with   banking institutions,   you develop an ability   to quickly judge the   culture and character   of a bank.”   “

2017 ANNUAL REPORT | 7   It’s not just about a great rate—it’s really   about the relationship.”   “   ED AGARWAL, CEO   BIERMAN ABA AUTISM CENTER   As an attorney who primarily represents financial institutions,   you could say David Jurkiewicz knows a thing or two about   banking. “When you work as closely as I have with banking   institutions, you develop an ability to quickly judge the culture   and character of a bank,” said Jurkiewicz. And that ability   serves him well in his legal practice and when it comes to   personal banking.   A little more than ten years ago, First Internet Bank acquired   the institution where Jurkiewicz conducted his personal   banking. Having been accustomed to interacting with a more   traditional bank with multiple branches, he was, at first, a   bit reluctant to keep his accounts in place. “Let’s just say my   father wouldn’t bank with someone named First Internet Bank,   but I’m a bit more forward thinking,” remarked Jurkiewicz.   So he decided to give it a go…and he’s never looked back.   From checking and savings accounts to home loans, First   Internet Bank has helped make Jurkiewicz’s banking needs   more convenient and hassle-free. “I don’t always follow some   of the protocols required by traditional banks, but that has   never been a problem here,” laughed Jurkiewicz. “It’s okay if I   forget a deposit slip, and the funds still show up in my account   as expected. Some other banks don’t have employees who   care enough to make sure that happens.”   At First Internet Bank, we appreciate people like David   who are willing to take a chance when something different   comes along—like thinking of banking in a whole new way.   Jurkiewicz captured it perfectly when he remarked,   “It feels kinda cool to bank with First Internet Bank.”   The Space to   Be a Pioneer

8 | FIRST INTERNET BANCORP     It’s not just about a great   rate—it’s the relationship.   When you can find that   in a trusted advisor, it   transcends everything else.”   “   ED AGARWAL, CEO   BIERMAN ABA AUTISM CENTER   Parents of children with autism usually notice no signs during   early developmental stages of their child’s life. But as hints of   behavioral symptoms emerge, families often face a traumatic   and life-changing experience. “When parents first learn of   a child’s autism diagnosis, common feelings are devastation,   guilt and fear,” said Courtney Bierman, President and   Founder at Bierman ABA Autism Center. “We help provide   our families relief.”     Compassionate care for children with autism,   along with their families, requires an intensive and   tailored approach to each patient’s unique set of   circumstances, and Bierman ABA Autism Center uses   an early intervention model to develop treatments   when children are most receptive to them. Bierman’s   clinical team customizes plans and programming,   leading kids to more resilient, successful lives.     A key element of Bierman’s therapeutic approach is   the clinic itself. Colorful, engaging and comfortable   spaces help create many atmospheres in one setting,   encouraging learning and development. When Bierman   planned to expand the clinic to support this type of   environment and meet ever-growing capacity needs in   2013, the team turned to First Internet Bank to secure   financing for the project. This marked the beginning of   what has become a truly collaborative alliance.     First Internet Bank’s customized, relationship-driven   approach, not unlike that of Bierman’s, assured   Bierman CEO Ed Agarwal he’d found the right partner.   “First Internet Bank took the time to fully understand   our needs by asking the right questions and gaining   insight into our plans for growth. And, they did it   with the speed we needed to execute our plans,”   said Agarwal.      First Internet Bank has since provided Bierman   financing for additional locations to support its   national expansion. But financial services only scratch the   surface of the partnership. When Bierman makes important   decisions, from selecting an accounting firm or an insurance   agent to hiring a key employee, they seek input from their   First Internet Bank team. “It’s not just about a great rate—   it’s the relationship,” Agarwal confirmed. “When you can find   that in a trusted advisor, it transcends everything else.”   The Space to Trust

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10 | FIRST INTERNET BANCORP   STORY 3   At Platinum Properties   we are straightforward.   We say what we mean   and we work with   integrity, and First   Internet Bank reflects   those same values.”   “   STEVE EDWARDS, LAND DEVELOPER   PLATINUM PROPERTIES MANAGEMENT   COMPANY, LLC

2017 ANNUAL REPORT | 11   ED AGARWAL, CEO   BIERMAN ABA AUTISM CENTER   Bikes cruising safely through quiet streets, children’s voices echoing   from a pool, neighbors gathered on manicured lawns. For many, these   sights and sounds epitomize the American Dream. For real estate   land developer Steve Edwards, they mark the culmination of years of   research, approvals, negotiations, surveying, digging and lots of hard   work. Edwards’s company, Platinum Properties Management Company   LLC, has found success in making part of the American Dream—   homeownership—a reality for many in Central Indiana by developing   neighborhoods and subdivisions for large home builders. But as with   anyone tied to the housing market during the recession of the late   2000s, he’s also been forced to persevere through a challenging era.      “I still have scars,” Edwards noted, “but my business is stronger now   because of them.” In 2009, after the housing market crashed and banks   were far less willing to provide real estate financing, Edwards was   introduced to First Internet Bank. “At the time, most other banks simply   ran away from real estate financing without truly taking the time to   conduct the proper due diligence to determine the creditworthiness of a   deal. First Internet Bank did their research and ultimately believed in our   company,” reflected Edwards. By securing a new line of credit, Platinum   Properties weathered the storm.     As the economy began to recover and real estate transactions gained   momentum, Edwards and Mike Lewis, SVP of Commercial Real Estate   Banking at First Internet Bank, both acknowledged a paradigm shift   was needed in post-recession financing. “We talked regularly to reach   common ground on how to proceed in a cautious fashion. For the sake of   both companies, we landed on a more ‘phased’ approach—once part of a   project was complete, the loan would be repaid,” said Edwards.      Edwards continues to work closely and collaboratively with First   Internet Bank to see each phase of his development projects through.   “At Platinum Properties, we are straightforward. We say what we mean   and we work with integrity, and First Internet Bank reflects those same   values. They also have a true understanding of real estate economics,   risk factors and housing market trends that I’ve never experienced with   other banks,” Edwards remarked. “They’re a breath of fresh air.”   The Space to Dream

12 | FIRST INTERNET BANCORP     As we’ve continued   to grow and gain   acceptance over time,   we’ve had other banks   approach us, but   there’s no reason to   consider any others.”   “   JUSTIN GOHEEN, FOUNDER AND CEO   TRADECYCLE CAPITAL, LLC   For the Founder and CEO of a company that specializes in   technology-enabled, supply-chain finance, you’d assume the   description “entrepreneur” would easily roll off the tongue.   But Justin Goheen is hesitant to think of himself in those terms.   “I never felt that label applied to me, it just seems more   suitable for others,” noted Goheen. Forgive us, Justin, if we   respectfully disagree.   Tradecycle Capital LLC, Goheen’s brainchild, was created to   fill an unmet need for middle-market companies hoping to   extend their payables, while at the same time offering quicker   payments to their supply chain partners. “What we provide is a   win-win situation by optimizing working capital for our clients—   the buyer—and improving the cash flow of our clients’ suppliers—   the seller,” Goheen explained. Goheen’s extensive experience in   international structured trade finance provides the expertise   to successfully integrate risk mitigation tools into their funding   structures, while custom-built technology helps facilitate client   transactions and transparency.   Originally, partnered with a highly-experienced investor,   Tradecycle utilized private funds to finance its activities, but in   order to meet the burgeoning demand for their solutions, a bank   partner became a necessity to accommodate future growth.   Goheen feared most traditional banks would be uncomfortable   lending to a start-up concern with little operational history,   much less one with such an unconventional offering. Enter   First Internet Bank.   Goheen knew First Internet Bank by reputation only, but   was introduced to CEO David Becker shortly after launching   Tradecycle. Goheen quickly recognized the entrepreneurial spirit   that Becker and First Internet Bank exemplified, and realized he   may have finally found a banking partner that “gets it.”   “David immediately understood our innovative model and   wanted to help support our growth. As we've continued to grow   and gain acceptance over time, we’ve had other banks approach   us. But there’s no reason to consider any others,” said Goheen.   “First Internet Bank saw our potential when others didn’t, and   they afford us all the service and flexibility we need.”   The Space to Innovate

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14 | FIRST INTERNET BANCORP   AWARDS AND ACCOLADES   First Internet Bank has earned a number of workplace awards over the years.   We’ve been recognized for our service to the community and acknowledged as   a great place to work!   BEST BANKS TO WORK FOR   First Internet Bank was recognized as one of the top ten Best Banks   to Work For in 2017 in a nationwide ranking by American Banker and   Best Companies Group. We’ve earned the distinction of being one of   the best every year since the program began in 2013.   TOP WORKPLACES IN INDIANAPOLIS   First Internet Bank ranked #2 of all Indianapolis workplaces in 2017,   the 4th consecutive year the Bank has earned the honor from   The Indianapolis Star. We also moved from the small companies   category to the midsize group in 2017.   BEST PLACES TO WORK IN INDIANA   First Internet Bank was honored as one of 21 organizations named as a   Best Place to Work in Indiana in the medium-sized category for 2017,   the 3rd time we’ve been honored with this recognition.   The Space for Community   WE ARE AS PASSIONATE ABOUT   OUR COMMUNITY AS WE ARE ABOUT   OUR CUSTOMERS, AND WE USE BOTH   OUR TIME AND OUR TALENTS TO   MAKE A LASTING IMPACT.   FIRST INTERNET BANK SUPPORTS   VOLUNTEER TIME OFF FOR EMPLOYEES   so that our employees can share time and talent with   causes they're passionate about.   First Internet Bank is full of talented,   imaginative, hardworking folks who   enjoy being a part of something   meaningful. Our employees come   from a wide range of backgrounds   and reflect a blend of proficiencies   that help create an effective, dynamic   working environment throughout our   lines of business.

2017 ANNUAL REPORT | 15   Employees traded their laptops   for paintbrushes and power   tools as part of a volunteer event   with Habitat for Humanity.   The First Internet Bank team   worked together to provide the   finishing touches on homes   for several deserving families   in Indianapolis.

16 | FIRST INTERNET BANCORP   INSIDE BACK COVERTotal Deposits*   The Space for Success   IN ASSETS AT CLOSE OF 2017   Like most start-ups, our early days were challenging. But we built   our success—and transformed the banking industry—by staying   true to our roots as innovators and trailblazers. Today, we bring   the same passion and creativity to every interaction you have   with First Internet Bank—we want to empower you to bank on   your own ideas.”   “   DAVID B. BECKER, PRESIDENT AND CHIEF EXECUTIVE OFFICER   $2.8B   FIVE-YEAR TOTAL   ASSET GROWTH   FIVE-YEAR TOTAL   LOAN GROWTH   FIVE-YEAR TOTAL   DEPOSIT GROWTH   335%   86% 85%   293%   FIRST INTERNET BANCORP   SNL SMALL CAP US BANKS   106%   484%

UNITED STATES   SECURITIES AND EXCHANGE COMMISSION   Washington, D.C. 20549     FORM 10-K   (Mark One)   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934   For the Fiscal Year Ended December 31, 2017.   or   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF   1934   For the Transition Period From ________ to ________.     Commission File Number 001-35750     First Internet Bancorp   (Exact Name of Registrant as Specified in its Charter)     Indiana 20-3489991   (State or other jurisdiction of (I.R.S. Employer   incorporation or organization) Identification No.)     11201 USA Parkway   Fishers, Indiana 46037   (Address of principal executive offices) (Zip Code)     (317) 532-7900   (Registrant’s telephone number, including area code)   Securities registered pursuant to Section 12(b) of the Act:   Title of class Name of exchange on which registered   Common stock, without par value The Nasdaq Stock Market LLC   6.0% Fixed to Floating Subordinated Notes due 2026 The Nasdaq Stock Market LLC   Securities registered pursuant to Section 12(g) of the Act: None     Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of   1933. Yes No      Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities   Exchange Act of 1934. Yes No      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the   Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports),   and (2) has been subject to such filing requirements for the past 90 days. Yes No      Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every   Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12   months (or such shorter period that the registrant was required to submit and post such files). Yes No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and   will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by   reference in Part III of this Form 10-K or any amendment to this Form 10-K.      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller   reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer,"   "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.     Large Accelerated Filer Accelerated Filer   Non-accelerated Filer (Do not check if a smaller reporting company) Smaller Reporting Company   Emerging Growth Company   If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No      The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2017, the last business day of   the registrant’s most recently completed second fiscal quarter, was approximately $170.6 million, based on the closing sale price   for the registrant’s common stock on that date. For purposes of determining this number, all officers and directors of the registrant   are considered to be affiliates of the registrant. This number is provided only for the purpose of this report and does not represent   an admission by either the registrant or any such person as to the status of such person.     As of March 5, 2018, the registrant had 8,422,371 shares of common stock issued and outstanding.     Documents Incorporated By Reference     Portions of our Proxy Statement for our 2018 Annual Meeting of Shareholders are incorporated by reference in Part III.

i   Cautionary Note Regarding Forward-Looking Statements   This annual report on Form 10-K contains “forward-looking statements” within the meaning of the federal securities   laws. These statements are not historical facts, but rather statements based on the current expectations of First Internet Bancorp   and its consolidated subsidiaries (the “Company,” “we,” “our,” “us”) regarding its business strategies, intended results and future   performance. Forward-looking statements are generally preceded by terms such as “can,” “expects,” “believes,” “anticipates,”   “intends,” “may,” “plan,” “should” and similar expressions. Such statements are subject to certain risks and uncertainties including:   general economic conditions, whether national or regional, and conditions in the lending markets in which we participate that may   have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming   assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans; failures or   breaches of or interruptions in the communication and information systems on which we rely to conduct our business that could   reduce our revenues, increase our costs or lead to disruptions in our business; our plans to grow our commercial real estate,   commercial and industrial, public finance and healthcare finance loan portfolios which may carry greater risks of non-payment   or other unfavorable consequences; our dependence on capital distributions from First Internet Bank of Indiana (the “Bank”);   results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us   to increase our allowance for loan losses or to write-down assets; changing bank regulatory conditions, policies or programs,   whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or the   Bank in particular; more restrictive regulatory capital requirements; increased costs, including deposit insurance premiums;   regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;   changes in market rates and prices that may adversely impact the value of securities, loans, deposits and other financial instruments   and the interest rate sensitivity of our balance sheet; our liquidity requirements being adversely affected by changes in our assets   and liabilities; the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities,   insurance and other aspects of the financial services industry; competitive factors among financial services organizations, including   product and pricing pressures and our ability to attract, develop and retain qualified banking professionals; executing of future   acquisition, reorganization or disposition transactions, including the related time and costs of implementing such transactions,   integrating operations as party of those actions and possible failures to achieve expected gains, revenue growth and/or expense   savings and other anticipated benefits from such actions; changes in U.S. tax laws; the growth and profitability of noninterest or   fee income being less than expected; the loss of any key members of senior management; the effect of changes in accounting   policies and practices, as may be adopted by the Financial Accounting Standards Board (the “FASB”), the Securities and Exchange   Commission (the “SEC”), the Public Company Accounting Oversight Board (the “PCAOB”) and other regulatory agencies; and   the effect of fiscal and governmental policies of the United States federal government. Additional factors that may affect our   results include those discussed in this report under the heading “Risk Factors” and in other reports filed with the SEC. We caution   readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors   listed above could affect our financial performance and could cause our actual results for future periods to differ materially from   any opinions or statements expressed with respect to future periods in any current statements.   Except as required by law, we do not undertake, and specifically disclaim any obligation, to publicly release the result   of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such   statements or to reflect the occurrence of anticipated or unanticipated events.

ii   First Internet Bancorp   Table of Contents   PART I PAGE   Item 1. Business   Item 1A. Risk Factors   Item 1B. Unresolved Staff Comments   Item 2. Properties   Item 3. Legal Proceedings   Item 4. Mine Safety Disclosures   PART II   Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities   Item 6. Selected Financial Data   Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations   Item 7A. Quantitative and Qualitative Disclosures About Market Risk   Item 8. Financial Statements and Supplementary Data   Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure   Item 9A. Controls and Procedures   Item 9B. Other Information   PART III   Item 10. Directors, Executive Officers and Corporate Governance   Item 11. Executive Compensation   Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters   Item 13. Certain Relationships and Related Transactions, and Director Independence   Item 14. Principal Accounting Fees and Services   PART IV   Item 15. Exhibits, Financial Statement Schedules   Item 16. Form 10-K Summary   SIGNATURES   1   10   19   19   19   19   20   23   25   43   44   44   44   44   45   46   46   46   46   47   49   50

1   PART I     Item 1. Business     General      First Internet Bancorp is a bank holding company that conducts its primary business activities through its wholly-owned   subsidiary, First Internet Bank of Indiana, an Indiana chartered bank. First Internet Bank of Indiana was the first state-chartered,   Federal Deposit Insurance Corporation (“FDIC”) insured Internet bank and commenced banking operations in 1999. First Internet   Bancorp was incorporated under the laws of the State of Indiana on September 15, 2005. On March 21, 2006, we consummated   a plan of exchange by which we acquired all of the outstanding shares of the Bank.   When we refer to “First Internet Bancorp,” the “Company,” “we,” “us” and “our” in the remainder of this annual report   on Form 10-K, we mean First Internet Bancorp and its consolidated subsidiaries, unless the context indicates otherwise. References   to “First Internet Bank” or the “Bank” refer to First Internet Bank of Indiana, an Indiana chartered bank and wholly-owned   subsidiary of the Company.   We offer a wide range of commercial, small business, consumer and municipal banking products and services. We conduct   our consumer and small business deposit operations primarily through online channels on a nationwide basis and have no traditional   branch offices. Our residential mortgage products are offered nationwide primarily through an online direct-to-consumer platform   and are supplemented with Central Indiana-based mortgage and construction lending. Our consumer lending products are primarily   originated on a nationwide basis over the Internet as well as through relationships with dealerships and financing partners.   Our commercial banking products and services are delivered through a relationship banking model and include commercial   real estate (“CRE”) banking, commercial and industrial (“C&I”) banking, public finance and healthcare finance. Through our   CRE team, we offer single tenant lease financing on a nationwide basis in addition to traditional investor commercial real estate   and construction loans primarily within Central Indiana and adjacent markets. To meet the needs of commercial borrowers and   depositors located primarily in Central Indiana, Phoenix, Arizona and adjacent markets, our C&I banking team provides credit   solutions such as lines of credit, term loans, owner-occupied commercial real estate loans and corporate credit cards as well as   treasury management services. Our public finance team, established in early 2017, provides a range of public and municipal   lending and leasing products to government entities on a nationwide basis. Healthcare finance lending solutions are originated   through a strategic partnership we entered into during 2017 with Lendeavor, Inc., a San Francisco-based technology-enabled lender   to healthcare practices.   As of December 31, 2017, we had total assets of $2.8 billion, total liabilities of $2.5 billion, and shareholders’ equity of   $224.1 million. We employed 206 full-time equivalent employees at December 31, 2017.   Our principal executive offices are located at 11201 USA Parkway, Fishers, Indiana 46037 and our telephone number is   (317) 532-7900.     Subsidiaries     The Bank has two wholly-owned subsidiaries, First Internet Public Finance Corp., which was organized in early 2017   and provides a range of public and municipal finance lending and leasing products to governmental entities throughout the United   States and acquires securities issued by state and local governments and other municipalities, and JKH Realty Services, LLC,   which manages other real estate owned properties as needed.   Performance   Balance Sheet Growth. Total assets have increased 245.0% from $802.3 million at December 31, 2013 to $2.8 billion at   December 31, 2017. This increase was driven primarily by strong organic growth. During the same time period, loans increased   from $501.2 million to $2.1 billion and deposits increased from $673.1 million to $2.1 billion, increases of 317.3% and 209.8%,   respectively. Our sustained growth profile is the result of our flexible and highly scalable Internet banking platform that allows   us to target a broad reach of customers across all 50 states. Additionally, key strategic commercial banking hires have enabled us   to further expand our product offerings on both a local and national basis. At December 31, 2017, commercial loans comprised   73.2% of loans compared to 42.3% at December 31, 2013.

2   Earnings Growth. Net income has increased 231.5% from $4.6 million for the twelve months ended December 31, 2013   to $15.2 million for the twelve months ended December 31, 2017. Diluted earnings per share have increased 41.1% from $1.51   for the twelve months ended December 31, 2013 to $2.13 for the twelve months ended December 31, 2017.   Asset Quality. We have maintained a high quality loan portfolio due to our emphasis on a strong credit culture, conservative   underwriting standards, disciplined risk management processes, and a diverse national and local customer base. At December 31,   2017, our nonperforming assets to total assets was 0.21%, our nonperforming loans to total loans was 0.04% and our allowance   for loan losses to total loans was 0.72%.   Strategic Focus   We operate on a national basis through our scalable Internet banking platform to gather deposits and offer residential   mortgage and consumer lending products rather than relying on a conventional brick and mortar branch system. We primarily   conduct commercial banking, including CRE and C&I, and related activities on a local basis, except for single tenant lease financing,   public finance and healthcare finance which are offered nationwide. Our overriding strategic focus is enhancing franchise and   shareholder value while maintaining strong risk management policies and procedures. We believe the continued creation of franchise   and shareholder value will be driven by profitable growth in commercial and consumer banking, effective underwriting, strong   asset quality and efficient technology-driven operations.   National Focus on Deposit and Consumer Banking Growth. Our first product offerings were basic deposit accounts,   certificates of deposit, electronic bill pay and credit cards. Within 90 days of opening, we had accounts with consumers in all   50 states. Over the years, we added consumer loans, lines of credit, home equity loans and single-family mortgages. Our footprint   for deposit gathering and these consumer lending activities is the entire nation. With the use of our Internet-based technology   platform, we do not face geographic boundaries that traditional banks must overcome for customer acquisition. Armed with smart   phones, tablets and computers, our customers can access our online banking system, bill pay, and remote deposit capture 24 hours   a day, seven days a week, on a real-time basis. In addition, we have dedicated banking specialists who can service customer needs   via telephone, email or online chat. We intend to continue to expand our deposit base by leveraging technology and through targeted   marketing efforts.    Commercial Banking Growth. We have diversified our operations by adding commercial banking, public finance and   healthcare finance to complement our consumer platform. We offer traditional CRE loans, single tenant lease financing, C&I   loans, healthcare finance loans, corporate credit cards, treasury management services and public and municipal finance loans and   leases. Our commercial lending teams consist of seasoned commercial bankers, many of whom have had extensive careers with   larger money center, super-regional or regional banks. These lenders leverage deep market knowledge and experience to serve   commercial borrowers with a relationship-based approach. We intend to continue expanding our commercial banking platform   by hiring additional seasoned loan officers and relationship managers with specialized market or product expertise.    Experience. Our management team and our Board of Directors are integral to our success. Our management team and   Board of Directors are led by David B. Becker, the founder of First Internet Bank of Indiana. Mr. Becker is a seasoned business   executive and entrepreneur with over three decades of management experience in the financial services and financial technology   space, and has served as Chief Executive Officer since 2005. Mr. Becker has been the recipient of numerous business awards,   including Ernst & Young Entrepreneur of the Year in 2001, and was inducted into the Central Indiana Business Hall of Fame in   2008. The senior management team consists of individuals with backgrounds in both regional and community banking and financial   technology services. The senior management team is overseen by a dedicated Board of Directors with a wide range of experience   from careers in financial services, legal and regulatory services, and industrial services.   Increased Efficiency Through Technology. We have built a scalable banking platform based upon technology as opposed   to a traditional branch network. We intend to continue leveraging this infrastructure as well as investing in and utilizing new   technologies to compete more effectively as we grow in the future. Through our online account access services, augmented by   our team of dedicated banking specialists, we can satisfy the needs of our retail and commercial customers in an efficient manner.   Our data processing systems run on a “real-time” basis, unlike many banks that run a “batch system,” so customers benefit from   an up-to-the-minute picture of their financial position, particularly our commercial customers who complete numerous transactions   in a single day. We believe that our business model and digital banking processes are capable of supporting continued growth and   producing a greater level of operational efficiency, which should drive increasing profitability.   Expand Asset Generation and Revenue Channels. Our geographic and credit product diversity have produced sustained   balance sheet and earnings growth. We expect to continue exploring additional asset and revenue generation capabilities that   complement our commercial and consumer banking platforms. These efforts may include adding personnel or teams with product,   industry or geographic expertise or through strategic acquisitions.

3   Lending Activities   We earn interest income on loans as well as fee income from the origination of loans. Lending activities include loans   to individuals, which primarily consist of residential real estate loans, home equity loans and lines of credit, and consumer loans,   and loans to commercial clients, which include C&I loans, CRE loans, municipal loans and leases, lines of credit, letters of credit,   single tenant lease financing and loans to healthcare providers. Residential real estate loans are either retained in our loan portfolio   or sold to secondary investors, with gains or losses from the sales being recognized within noninterest income. Refer to Note 4 of   the financial statements for further discussion of each loan portfolio segment as of December 31, 2017.   Deposit Activities and Other Sources of Funds     We obtain deposits through the ACH network (direct deposit as well as customer-directed transfers of funds from outside   financial institutions), remote and mobile deposit capture, mailed checks, wire transfers and a deposit-taking ATM network.   Additionally, we had approximately $76.7 million in brokered time deposits at December 31, 2017.     The Bank does not own or operate any ATMs. Through network participation, the Bank’s customers are able to use nearly   any ATM worldwide to withdraw cash. The Bank currently rebates up to $10.00 per customer per month for surcharges our   customers incur when using an ATM owned by another institution. Management believes this program is more cost effective for   the Bank, and more convenient for our customers, than it would be to build and maintain a proprietary nationwide ATM network.     By providing robust online capabilities, quality customer service and competitive pricing for the products and services   offered, we have been able to develop relationships with our customers and build brand loyalty. As a result, we are not dependent   upon costly account acquisition campaigns to attract new customers on a continual basis.     Competition     The markets in which we compete to make loans and attract deposits are highly competitive.     For retail banking activities, we compete with other banks that use the Internet as a primary service channel, including   Ally Bank, EverBank (a division of TIAA, FSB), Synchrony Bank, Goldman Sachs Bank USA and Bank of Internet USA. However,   we also compete with other banks, savings banks, credit unions, investment banks, insurance companies, securities brokerages   and other financial institutions, as nearly all have some form of Internet delivery for their services. For residential mortgage   lending, competitors that use the Internet as a primary service channel include Quicken Loans and loanDepot. We also compete   with money center and superregional banks in residential mortgage lending, including Bank of America, Chase and Wells Fargo.     For our traditional commercial lending activities, we compete with larger financial institutions operating in the Midwest   and Central Indiana regions, including KeyBank, PNC Bank, Chase, BMO Harris Bank, Huntington National Bank and First   Financial Bank. In the Southwest, competitors include Wells Fargo, Chase, Bank of America, U.S. Bank, Mid First Bank and   Arizona Business Bank. For our single tenant lease financing activities, we compete nationally with regional banks, local banks   and credit unions, as well as life insurance companies and commercial mortgage-backed securities lenders. Examples of these   competitors include Wells Fargo, First Savings Bank, CapStar Bank, EverBank and StanCorp. For our public finance activities,   we compete nationally with superregional and regional banks, such as Huntington National Bank, KeyBank, Capital One, Sterling   National Bank and Texas Capital Bank. These competitors may have significantly greater financial resources and higher lending   limits than we do, and may also offer specialized products and services that we do not. For our healthcare finance activities, we   compete nationally with superregional and regional banks, such as TD Bank, PNC Bank, Wintrust Financial Corporation and   Columbia Bank.     In the United States, banking has experienced widespread consolidation over the last decade leading to the emergence   of several large nationwide banking institutions. These competitors have significantly greater financial resources and offer many   branch locations as well as a variety of services we do not. We have attempted to offset some of the advantages of the larger   competitors by leveraging technology to deliver product solutions and better compete in targeted segments. We have positioned   ourselves as an alternative to these institutions for consumers who do not wish to subsidize the cost of large branch networks   through high fees and unfavorable interest rates.     We anticipate that consolidation will continue in the financial services industry and perhaps accelerate as a result of   intensified competition for the same customer segments and significantly increased regulatory burdens and rules that are expected   to increase expenses and put pressure on earnings.

4   Regulation and Supervision     The Company and the Bank are extensively regulated under federal and state law. The Company is a registered bank   holding company under the Bank Holding Company Act of 1956 (the “BHCA”) and, as such, is subject to regulation, supervision   and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company is required to   file reports with the Federal Reserve on a quarterly basis.     The Bank is an Indiana-chartered bank formed pursuant to the Indiana Financial Institutions Act (the “IFIA”). As such,   the Bank is regularly examined by and subject to regulations promulgated by the Indiana Department of Financial Institutions (the   “DFI”) and the FDIC as its primary federal bank regulator. The Bank is not a member of the Federal Reserve System.     The regulatory environment affecting the Company has been and continues to be altered by the enactment of new statutes   and the adoption of new regulations as well as by revisions to, and evolving interpretations of, existing regulations. State and   federal banking agencies have significant discretion in the conduct of their supervisory and enforcement activities and their   examination policies. Any change in such practices and policies could have a material impact on the Company’s results of operations   and financial condition.     The following discussion is intended to be a summary of the material statutes, regulations and regulatory directives that   are currently applicable to us. It does not purport to be comprehensive or complete and it is expressly subject to and modified by   reference to the text of the applicable statutes, regulations and directives.     The Dodd-Frank Act     The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) comprehensively reformed   the regulation of financial institutions and the products and services they offer. Certain provisions of the Dodd-Frank Act noted   in this section are also discussed in other sections.      Among other things, the Dodd-Frank Act provided for capital standards that eliminate or restrict the treatment of trust   preferred securities as Tier 1 capital based on the asset size of an institution. The Company has never issued any trust preferred   securities. The Dodd-Frank Act permanently raised deposit insurance levels to $250,000, retroactive to the beginning of 2008.   Pursuant to modifications under the Dodd-Frank Act, deposit insurance assessments are now being calculated based on an insured   depository institution’s assets rather than its insured deposits, and the minimum reserve ratio of the FDIC’s Deposit Insurance   Fund (the “DIF”) was raised to 1.35%. The payment of interest on business demand deposit accounts is permitted by the Dodd-   Frank Act. The Dodd-Frank Act authorized the Federal Reserve to regulate interchange fees for debit card transactions and   established new minimum mortgage underwriting standards for residential mortgages. Further, the Dodd-Frank Act barred certain   banking organizations from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity   funds, except as permitted under certain limited circumstances. The Dodd-Frank Act empowered the newly established Financial   Stability Oversight Council to designate certain activities as posing a risk to the U.S. financial system and to recommend new or   heightened standards and safeguards for financial organizations engaging in such activities.     The Dodd-Frank Act also established the Consumer Financial Protection Bureau (the “CFPB”) as an independent agency   within the Board of Governors of the Federal Reserve System. The CFPB has the exclusive authority to administer, enforce, and   otherwise implement federal consumer financial laws, which includes the power to make rules, issue orders, and issue guidance   governing the provision of consumer financial products and services. The CFPB has exclusive federal consumer law supervisory   authority and primary enforcement authority over insured depository institutions with assets totaling over $10 billion. Authority   for institutions with $10 billion or less rests with the prudential regulator, and in the case of the Bank lies with the FDIC. Further,   the Dodd-Frank Act established the Office of Financial Research, which has the power to require reports from other financial   services companies.   In 2015, the CFPB’s final rules on integrated mortgage disclosures under the Truth in Lending Act and the Real Estate   Settlement Procedures Act became effective. The new disclosures are intended to improve disclosures to consumers and also   contain tolerance limitations that may cause lenders to refund fees charged to consumers when certain costs vary between the   initial and final disclosure.

5   Holding Company Regulation     We are subject to supervision and examination as a bank holding company by the Federal Reserve under the BHCA. In   addition, the Federal Reserve has the authority to issue orders to bank holding companies to cease and desist from unsafe or   unsound banking practices and from violations of conditions imposed by, or violations of agreements with, the Federal Reserve.   The Federal Reserve is also empowered, among other things, to assess civil money penalties against companies or individuals   who violate Federal Reserve orders or regulations, to order termination of nonbanking activities of bank holding companies and   to order termination of ownership and control of a nonbanking subsidiary by a bank holding company. Federal Reserve approval   is also required in connection with bank holding companies’ acquisitions of more than 5% of the voting shares of any class of a   depository institution or its holding company and, among other things, in connection with the bank holding company’s engaging   in new activities.     Under the BHCA, our activities are limited to businesses so closely related to banking, managing or controlling banks   as to be a proper incident thereto. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve   before (1) acquiring or holding more than a 5% voting interest in any bank or bank holding company, (2) acquiring all or substantially   all of the assets of another bank or bank holding company or (3) merging or consolidating with another bank holding company.     We have not filed an election with the Federal Reserve to be treated as a “financial holding company,” a type of holding   company that can engage in certain insurance and securities-related activities that are not permitted for a bank holding company.     Source of Strength. Under the Dodd-Frank Act, we are required to serve as a source of financial and managerial strength   for the Bank in the event of the financial distress of the Bank. This provision codifies the longstanding policy of the Federal   Reserve. Although the Dodd-Frank Act requires the federal banking agencies to issue regulations to implement the source of   strength provisions, no regulations have been promulgated at this time. In addition, any capital loans by a bank holding company   to any of its depository subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of   a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to   maintain the capital of a depository subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.   Regulatory Capital. The Federal Reserve sets risk-based capital ratio and leverage ratio guidelines for bank holding   companies. Under the guidelines and related policies, bank holding companies must maintain capital sufficient to meet both a   risk-based asset ratio test and a leverage ratio test on a consolidated basis. The guidelines provide a systematic analytical framework   that makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations, takes off-balance   sheet exposures expressly into account in evaluating capital adequacy and minimizes disincentives to holding assets considered   by regulatory agencies to be liquid and low-risk. The risk-based ratio is determined by allocating assets and specified off-balance   sheet commitments into risk-weighted categories, with higher weighting assigned to categories perceived as representing greater   risk. The risk-based ratio represents total capital divided by total risk-weighted assets. The leverage ratio is Tier 1 capital divided   by total average assets adjusted as specified in the guidelines. The Bank, supervised by the FDIC and DFI, is subject to substantially   similar capital requirements. Our applicable capital ratios as of December 31, 2017 and 2016 are summarized in Note 13 to the   financial statements.   In 2013, the Federal Reserve published final rules (the “Basel III Capital Rules”) establishing a new comprehensive   capital framework for U.S. bank holding companies. The FDIC adopted substantially identical standards for institutions, like the   Bank, subject to its jurisdiction in an interim final rule. The Basel III Capital Rules implement requirements consistent with   agreements reached by the Basel Committee on Banking Supervision as well as certain provisions of the Dodd-Frank Act. These   rules substantially revised the risk-based capital requirements applicable to depository institutions and their holding companies,   including the Company and the Bank. The Basel III Capital Rules were effective for all banks as of the beginning of 2015, subject   to certain phase-in periods for some requirements.   Among other things, the Basel III Capital Rules (i) introduced a new capital measure called “Common Equity Tier   1” (“CET1”), (ii) specified that Tier 1 Capital consists of CET1 and “Additional Tier 1 Capital” instruments meeting specified   requirements, (iii) applied most deductions/adjustments to regulatory capital measures to CET1 and not to the other components   of capital, thus potentially requiring higher levels of CET1 in order to meet minimum ratios, and (iv) expanded the scope of the   deductions/adjustments from capital in comparison to current regulations.   Under Basel III Capital Rules, the minimum capital ratios are: 4.5% CET1 to risk-weighted assets, 6.0% Tier 1 capital   to risk-weighted assets, 8.0% Total Capital (Tier 1 Capital plus Tier 2 Capital) to risk-weighted assets and 4.0% Leverage Ratio.   In addition, a capital conservation buffer of 2.5% above each level applicable to the CET1, Tier 1, and Total Capital ratios will be   required for banking institutions like the Company and the Bank to avoid restrictions on their ability to make capital distributions,   including dividends, and pay certain discretionary bonus payments to executive officers. The capital conservation buffer is being

6   phased in with annual increases through 2019. The following are the Basel III regulatory capital levels, inclusive of the capital   conservation buffer, that the Company and the Bank must satisfy to avoid limitations on capital distributions, including dividends,   and discretionary bonus payments during the applicable phase-in period from January 1, 2015, until January 1, 2019:   Basel III Regulatory Capital Levels   January 1,   2015   January 1,   2016   January 1,   2017   January 1,   2018   January 1,   2019   Common equity tier 1 capital to risk-weighted assets 4.50% 5.125% 5.75% 6.375% 7.00%   Tier 1 capital to risk-weighted assets 6.00% 6.625% 7.25% 7.875% 8.50%   Total capital to risk-weighted assets 8.00% 8.625% 9.25% 9.875% 10.50%   The Basel III Capital Rules revise the prompt corrective action framework by (i) introducing a CET1 ratio requirement   at each capital level, with a required CET1 ratio to remain well-capitalized at 6.5%, (ii) increasing the minimum Tier 1 Capital   ratio requirement for each category, with the minimum Tier 1 Capital ratio for well-capitalized status being increased to 8% and   (iii) transitioning to a Leverage Ratio of 4% in order to qualify as adequately capitalized and a Leverage Ratio of 5% to be well-   capitalized.   The Company believes that, as of December 31, 2017, the Company and the Bank would meet all capital adequacy   requirements under the Basel III Capital Rules on a fully phased-in basis if such requirements were then effective.   Regulation of Banks     Business Activities. The Bank derives its lending and investment powers from the IFIA, the Federal Deposit Insurance   Act (the “FDIA”) and related regulations.     Loans-to-One Borrower Limitations. Generally, the Bank’s total loans or extensions of credit to a single borrower,   including the borrower’s related entities, outstanding at one time, and not fully secured, cannot exceed 15% of the Bank’s unimpaired   capital and surplus. If the loans or extensions of credit are fully secured by readily marketable collateral, the Bank may lend up   to an additional 10% of its unimpaired capital and surplus.     Community Reinvestment Act. Under the Community Reinvestment Act (the “CRA”), as implemented by FDIC   regulations, the Bank has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet   the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific   lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of   products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the   FDIC, in connection with its examinations of the Bank, to assess the Bank’s record of meeting the credit needs of its entire   community and to take that record into account in evaluating certain applications for regulatory approvals that we may file with   the FDIC.   Due to its Internet-driven model and nationwide consumer banking platform, the Bank has opted to operate under a CRA   Strategic Plan, which was submitted to and approved by the FDIC and sets forth certain guidelines the Bank must meet. The current   Strategic Plan expired December 31, 2017 and the Bank has submitted a new plan for approval that will be in effect through   December 31, 2020. The Bank received a “Satisfactory” CRA rating in its most recent CRA examination. Failure of an institution   to receive at least a “Satisfactory” rating could inhibit such institution or its holding company from engaging in certain activities   or pursuing acquisitions of other financial institutions.     Transactions with Affiliates. The authority of the Bank, like other FDIC-insured banks, to engage in transactions with its   “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W. An “affiliate”   for this purpose is defined generally as any company that owns or controls the Bank or is under common ownership or control   with the Bank, but excludes a company controlled by a bank. In general, transactions between the Bank and its affiliates must be   on terms that are consistent with safe and sound banking practices and at least as favorable to the Bank as comparable transactions   between the Bank and non-affiliates. In addition, covered transactions with affiliates are restricted individually to 10% and in the   aggregate to 20% of the Bank’s capital. Collateral ranging from 100% to 130% of the loan amount depending on the quality of   the collateral must be provided for an affiliate to secure a loan or other extension of credit from the Bank. The Company is an   “affiliate” of the Bank for purposes of Regulation W and Sections 23A and 23B of the Federal Reserve Act. We believe the Bank   is in compliance with these provisions.

7   Loans to Insiders. The Bank’s authority to extend credit to its directors, executive officers and principal shareholders, as   well as to entities controlled by such persons (“Related Interests”), is governed by Sections 22(g) and 22(h) of the Federal Reserve   Act and Regulation O of the Federal Reserve. Among other things, these provisions require that extensions of credit to insiders:   (1) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than,   those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of   repayment or present other unfavorable features; and (2) not exceed certain limitations on the amount of credit extended to such   persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank’s capital. In addition,   extensions of credit in excess of certain limits must be approved in advance by the Bank’s Board of Directors. Further, provisions   of the Dodd-Frank Act require that any sale or purchase of an asset by the Bank with an insider must be on market terms and if   the transaction represents more than 10% of the Bank’s capital stock and surplus it must be approved in advance by a majority of   the disinterested directors of the Bank. We believe the Bank is in compliance with these provisions.     Enforcement. The DFI and the FDIC share primary regulatory enforcement responsibility over the Bank and its institution-   affiliated parties (“IAPs”), including directors, officers and employees. This enforcement authority includes, among other things,   the ability to appoint a conservator or receiver for the Bank, to assess civil money penalties, to issue cease and desist orders, to   seek judicial enforcement of administrative orders and to remove directors and officers from office and bar them from further   participation in banking. In general, these enforcement actions may be initiated in response to violations of laws, regulations and   administrative orders, as well as in response to unsafe or unsound banking practices or conditions.     Standards for Safety and Soundness. Pursuant to the FDIA, the federal banking agencies have adopted a set of guidelines   prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and   information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth,   asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and   practices to identify and manage the risks and exposures specified in the guidelines. We believe we are in compliance with the   safety and soundness guidelines.     Dividends. The ability of the Bank to pay dividends is limited by state and federal laws and regulations that require the   Bank to obtain the prior approval of the DFI before paying a dividend that, together with other dividends it has paid during a   calendar year, would exceed the sum of its net income for the year to date combined with its retained net income for the previous   two years. The amount of dividends the Bank could pay may also be affected or limited by other factors, such as the requirements   to maintain adequate capital.     Capital Distributions. The FDIC may disapprove of a notice or application to make a capital distribution if:     • the Bank would be undercapitalized following the distribution;   • the proposed capital distribution raises safety and soundness concerns; or   • the capital distribution would violate a prohibition contained in any statute, regulation or agreement applicable   to the Bank.   Insurance of Deposit Accounts. The Bank is a member of the DIF, which is administered by the FDIC. All deposit accounts   at the Bank are insured by the FDIC up to a maximum of $250,000 per depositor.     The FDIA, as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, requires the FDIC to set   a ratio of deposit insurance reserves to estimated insured deposit. In March 2016, the FDIC issued a final rule to increase the   statutory minimum designated reserve ratio (the “DRR”) to 1.35% by September 30, 2020, the deadline imposed by the Dodd-   Frank Act. The FDIC’s rules reduced assessment rates on all FDIC-insured financial institutions but imposed a surcharge on   banks with assets of $10 billion or more until the DRR reaches 1.35% and provide assessment credits to banks with assets of less   than $10 billion for the portion of their assessments that contribute to the increase of the DRR to 1.35%. The rules also changed   the methodology used to determine risk-based assessment rates for established banks with less than $10 billion in assets to better   ensure that banks taking on greater risks pay more for deposit insurance than banks that take on less risk.     FDIC insurance expense, including assessments relating to Financing Corporation (FICO) bonds, totaled $1.4 million   for 2017.     Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and   unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule,   order or condition imposed by the FDIC.

8     Liquidity. The Bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.   To fund its operations, the Bank historically has relied upon deposits, Federal Home Loan Bank of Indianapolis (“FHLB”)   borrowings, Fed Funds lines with correspondent banks and brokered deposits. The Bank believes it has sufficient liquidity to meet   its funding obligations.     Federal Home Loan Bank System. The Bank is a member of the FHLB, which is one of the regional Federal Home Loan   Banks comprising the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily   for its member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of FHLB capital stock.   While the required percentage of stock ownership is subject to change by the FHLB, the Bank is in compliance with this requirement   with an investment in FHLB stock at December 31, 2017 of $19.6 million. Any advances from the FHLB must be secured by   specified types of collateral, and long term advances may be used for the purpose of providing funds to make residential mortgage   or commercial loans and to purchase investments. Long term advances may also be used to help alleviate interest rate risk for   asset and liability management purposes. The Bank receives dividends on its FHLB stock.     Federal Reserve System. Although the Bank is not a member of the Federal Reserve System, it is subject to provisions   of the Federal Reserve Act and the Federal Reserve’s regulations under which depository institutions may be required to maintain   reserves against their deposit accounts and certain other liabilities. In 2008, the Federal Reserve Banks began paying interest on   reserve balances. Currently, reserves must be maintained against transaction accounts (primarily NOW and regular checking   accounts). As of December 31, 2017, the Federal Reserve’s regulations required reserves equal to 3% on transaction account   balances over $15.5 million and up to $115.1 million, plus 10% on the excess over $115.1 million. These requirements are subject   to adjustment annually by the Federal Reserve. The Bank is in compliance with the foregoing reserve requirements. The balances   maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed   by the FDIC.     Anti-Money Laundering and the Bank Secrecy Act. Under the Bank Secrecy Act (the “BSA”), a financial institution is   required to have systems in place to detect and report transactions of a certain size and nature. Financial institutions are generally   required to report to the U.S. Treasury any cash transactions involving more than $10,000. In addition, financial institutions are   required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows,   suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose.   The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001   (the “USA PATRIOT Act”), which amended the BSA, is designed to deny terrorists and others the ability to obtain anonymous   access to the U.S. financial system. The USA PATRIOT Act has significant implications for financial institutions and businesses   of other types involved in the transfer of money. The USA PATRIOT Act, in conjunction with the implementation of various federal   regulatory agency regulations, has caused financial institutions, such as the Bank, to adopt and implement additional policies or   amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity,   currency transaction reporting, customer identity verification and customer risk analysis.     The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals   and others. These sanctions, which are administered by the Treasury Office of Foreign Assets Control (“OFAC”), take many   different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment   in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and   prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-   related advice or assistance to, a sanctioned country; and (2) blocking of assets in which the government or specially designated   nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including   property in the possession or control of U.S. persons). Blocked assets (for example, property and bank deposits) cannot be paid   out, withdrawn, set off or transferred in any manner without a license from OFAC.     Consumer Protection Laws. The Bank is subject to a number of federal and state laws designed to protect consumers and   prohibit unfair or deceptive business practices. These laws include the Equal Credit Opportunity Act, Fair Housing Act, Home   Ownership Protection Act, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 (the   “FACT Act”), the Gramm-Leach-Bliley Act (the “GLBA”), the Truth in Lending Act, the CRA, the Home Mortgage Disclosure   Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and various state law counterparts. These laws   and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with   customers when taking deposits, making loans, collecting loans and providing other services. Further, the Dodd-Frank Act   established the CFPB, which has the responsibility for making and amending rules and regulations under the federal consumer   protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair or deceptive   acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms.

9   Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines   and other penalties. The FDIC enforces applicable CFPB rules with respect to the Bank.     Mortgage Reform. The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making   a residential mortgage loan, including verifying a borrower’s ability to repay such mortgage loan. The Dodd-Frank Act also allows   borrowers to assert violations of certain provisions of the Truth-in-Lending Act as a defense to foreclosure proceedings. Under   the Dodd-Frank Act, prepayment penalties are prohibited for certain mortgage transactions and creditors are prohibited from   financing insurance policies in connection with a residential mortgage loan or home equity line of credit. The Dodd-Frank Act   requires mortgage lenders to make additional disclosures prior to the extension of credit, in each billing statement and for negative   amortization loans and hybrid adjustable rate mortgages. Additionally, the Dodd-Frank Act prohibits mortgage originators from   receiving compensation based on the terms of residential mortgage loans and generally limits the ability of a mortgage originator   to be compensated by others if compensation is received from a consumer.     Customer Information Security. The federal banking agencies have adopted final guidelines for establishing standards   for safeguarding nonpublic personal information about customers. These guidelines implement provisions of the GLBA.   Specifically, the Information Security Guidelines established by the GLBA require each financial institution, under the supervision   and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement and maintain a   comprehensive written information security program designed to ensure the security and confidentiality of customer information   (as defined under the GLBA), to protect against anticipated threats or hazards to the security or integrity of such information and   to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any   customer. The federal banking regulators have issued guidance for banks on response programs for unauthorized access to customer   information. This guidance, among other things, requires notice to be sent to customers whose “sensitive information” has been   compromised if unauthorized use of this information is “reasonably possible.”     Identity Theft Red Flags. The federal banking agencies jointly issued final rules and guidelines in 2007 implementing   Section 114 of the FACT Act and final rules implementing Section 315 of the FACT Act. The rules implementing Section 114   require each financial institution or creditor to develop and implement a written Identity Theft Prevention Program to detect,   prevent and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. In addition, the   federal banking agencies issued guidelines to assist financial institutions and creditors in the formulation and maintenance of an   Identity Theft Prevention Program that satisfies the requirements of the rules. The rules implementing Section 114 also require   credit and debit card issuers to assess the validity of notifications of changes of address under certain circumstances. Additionally,   the federal banking agencies issued joint rules, that became effective in 2008, under Section 315 that provide guidance regarding   reasonable policies and procedures that a user of consumer reports must employ when a consumer reporting agency sends the user   a notice of address discrepancy.     Privacy. The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of   nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires financial institutions   to explain to consumers their policies and procedures regarding the disclosure of such nonpublic personal information and, except   as otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided   in their policies and procedures. The Bank is required to provide notice to its customers on an annual basis disclosing its policies   and procedures on the sharing of nonpublic personal information.   Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement   indicates that financial institutions should design multiple layers of security controls to establish lines of defense and ensure that   their risk management processes also address the risk posed by compromised customer credentials, including security measures   to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that   a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid   recovery, resumption, and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial   institution is also expected to develop appropriate processes to enable recovery of data and business operations and address   rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-   attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial   penalties.   In support of our Internet banking platform, we rely heavily on electronic communications and information systems to   conduct our operations and store sensitive data. We employ an in-depth approach that leverages people, processes, and technology   to manage and maintain cybersecurity controls. In addition, we employ a variety of preventative and detective tools to monitor,   block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats.   Notwithstanding the strength of our defensive measures, the threat from cyber-attacks is severe, attacks are sophisticated and   increasing in volume, and attackers respond rapidly to changes in defensive measures.

10   We continually strive to enhance our cyber and information security in order to be resilient against emerging threats and   improve our ability to detect and respond to attempts to gain unauthorized access to our data and systems. We regularly conduct   cybersecurity risk assessments, regularly engage with the Board of Directors or appropriate committees on cybersecurity matters,   routinely update our incident response plans based on emerging threats, periodically practice implementation of incident response   plans across applicable departments and train officers and employees to detect and report suspicious activity. Although to date   we have not experienced any material losses relating to cyber-attacks or other information security breaches, our systems and   those of our customers and third-party service providers are under constant threat and it is possible that we could experience a   significant event in the future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding   use of Internet and mobile banking and other technology-based products and services, by us and our consumers.   Employees     At December 31, 2017, we had 206 full-time equivalent employees.   Available Information     Our Internet address is www.firstinternetbancorp.com. We post important information for investors on our website and   use this website as a means for complying with our disclosure obligations under Regulation FD. Accordingly, investors should   monitor our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts.   Investors can easily find or navigate to pertinent information about us, free of charge, on our website, including:     • our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to   those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended   (the “Exchange Act”), as soon as reasonably practicable after we electronically file such material with or furnish it to the   SEC;   • announcements of investor conferences and events at which our executives talk about our products and competitive   strategies. Archives of some of these events are also available;   • press releases on quarterly earnings, product announcements, legal developments and other material news that we may   post from time to time;   • corporate governance information, including our Corporate Governance Principles, Code of Business Conduct and Ethics,   information concerning our Board of Directors and its committees, including the charters of the Audit Committee,   Compensation Committee, and Nominating and Corporate Governance Committee, and other governance-related policies;   • shareholder services information, including ways to contact our transfer agent; and   • opportunities to sign up for email alerts and RSS feeds to have information provided in real time.   The information available on our website is not incorporated by reference in, or a part of, this or any other report we file   with or furnish to the SEC.   Item 1A. Risk Factors      Risk factors which could cause actual results to differ from our expectations and which could negatively impact our   financial condition and results of operations are discussed below and elsewhere in this report. Additional risks and uncertainties   not presently known to us or that are currently not believed to be significant to our business may also affect our actual results and   could harm our business, financial condition and results of operations. If any of the risks or uncertainties described below or any   additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially   and adversely affected.

11   RISKS RELATED TO OUR BUSINESS   A failure of, or interruption in, the communications and information systems on which we rely to conduct our business could   adversely affect our revenues and profitability.   We rely heavily upon communications and information systems to conduct our business. Although we have built a level   of redundancy into our information technology infrastructure and update our business continuity plan annually, any failure or   interruption of our information systems, or the third-party information systems on which we rely, as a result of inadequate or failed   processes or systems, human errors or external events, could adversely affect our Internet-based operations and slow the processing   of applications, loan servicing, and deposit-related transactions. In addition, our communication and information systems may   present security risks and could be susceptible to hacking or other unauthorized access. The occurrence of any of these events   could have a material adverse effect on our business, financial condition and results of operations.   Our commercial loan portfolio exposes us to higher credit risks than residential real estate and consumer loans, including   risks relating to the success of the underlying business and conditions in the market or the economy and concentrations in our   commercial loan portfolio.   We are growing our CRE and C&I loan portfolios. At December 31, 2017, CRE loans amounted to $935.6 million, or   44.8% of total loans, and C&I loans amounted to $122.9 million, or 5.9% of total loans. These loans generally involve higher   credit risks than residential real estate and consumer loans and are dependent upon our lenders maintaining close relationships   with the borrowers. Payments on these loans are often dependent upon the successful operation and management of the underlying   business or assets, and repayment of such loans may be influenced to a great extent by conditions in the market or the economy.   Commercial loans typically involve larger loan balances than residential real estate or consumer loans and could lead to   concentration risks within our commercial loan portfolio. In addition, our C&I loans have primarily been extended to small to   medium sized businesses that generally have fewer financial resources in terms of capital or borrowing capacity than larger entities.   Our failure to manage this commercial loan growth and the related risks could have a material adverse effect on our business,   financial condition and results of operations.   In addition, with respect to commercial real estate loans, federal and state banking regulators are examining commercial   real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to   implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly   higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures. Because   a significant portion of our loan portfolio is comprised of commercial real estate loans, the banking regulators may require us to   maintain higher levels of capital than we would otherwise be expected to maintain, which could limit our ability to leverage our   capital and have a material adverse effect on our business, financial condition, results of operations and prospects.   Weakness in the economy may materially adversely affect our business and results of operations.   Our results of operations are materially affected by conditions in the economy. Dramatic declines in the housing market   following the 2008 financial crisis, with falling home prices and increasing foreclosures and unemployment, resulted in significant   write-downs of asset values by financial institutions. While conditions have improved, a return to a recessionary economy could   result in financial stress on our borrowers that would adversely affect consumer confidence, a reduction in general business activity   and increased market volatility. The resulting economic pressure on consumers and businesses and the lack of confidence in the   financial markets could adversely affect our business, financial condition, results of operations and stock price. Our ability to   properly assess the creditworthiness of our customers and to estimate the losses inherent in our credit exposure would be made   more complex by these difficult market and economic conditions. Accordingly, if market conditions worsen, we may experience   increases in foreclosures, delinquencies, write-offs and customer bankruptcies, as well as more restricted access to funds.   The market value of some of our investments could decline and adversely affect our financial position.   As of December 31, 2017, we had a net unrealized pre-tax holding loss of approximately $8.1 million on the available-   for-sale portion of our $473.3 million investment securities portfolio. In assessing the impairment of investment securities, we   consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects   of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the   security or will be required to sell the security before its anticipated recovery. We also use economic models to assist in the valuation   of some of our investment securities. If our investment securities experience a decline in value, we would need to determine   whether the decline represented an other-than-temporary impairment, in which case we would be required to record a write-down   of the investment and a corresponding charge to our earnings.

12   Because our business is highly dependent on technology that is subject to rapid change and transformation, we are subject to   risks of obsolescence.   The Bank conducts its deposit gathering activities and a significant portion of its residential mortgage lending activities   through the Internet. The financial services industry is undergoing rapid technological change, and we face constant evolution of   customer demand for technology-driven financial and banking products and services. Many of our competitors have substantially   greater resources to invest in technological improvement and product development, marketing and implementation. Any failure   to successfully keep pace with and fund technological innovation in the markets in which we compete could have a material   adverse effect on our business, financial condition and results of operations.   We may need additional capital resources in the future and these capital resources may not be available when needed or at all,   without which our financial condition, results of operations and prospects could be materially impaired.   If we continue to experience significant growth, we may need to raise additional capital. Our ability to raise capital, if   needed, will depend upon our financial performance and on conditions in the capital markets, as well as economic conditions   generally. Accordingly, such financing may not be available to us on acceptable terms or at all. If we cannot raise additional capital   when needed, it could have a material adverse effect on our business, financial condition and results of operations.   The competitive nature of the banking and financial services industry could negatively affect our ability to increase our market   share and retain long term profitability.   Competition in the banking and financial services industry is strong. We compete with commercial banks, savings   institutions, mortgage brokerage firms, credit unions, finance companies, financial technology companies, mutual funds, insurance   companies and securities brokerage and investment banking firms operating locally and nationwide. Some of our competitors   have greater name recognition and market presence than we do and offer certain services that we do not or cannot provide. In   addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability   to increase our market share and remain profitable on a long term basis. Our success will depend on the ability of the Bank to   compete successfully on a long term basis within the financial services industry.   We rely on our management team and could be adversely affected by the unexpected loss of key officers.   Our future success and profitability is substantially dependent upon our management and the abilities of our senior   executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and   qualified management. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such   personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse   effect on our business, financial condition and results of operations. In particular, the loss of our chief executive officer could have   a material adverse effect on our business, financial condition and results of operations.   Fluctuations in interest rates could reduce our profitability and affect the value of our assets.   Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income,   which is the difference between interest earned on loans and investments and interest paid on deposits and borrowings. We expect   that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships   of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes   in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying   our loan and deposit products may not change to the same degree over a given time period. In any event, if market interest rates   should move contrary to our position, earnings may be negatively affected. In addition, loan volume and quality and deposit volume   and mix can be affected by market interest rates as can the businesses of our clients. Changes in levels of market interest rates   could have a material adverse effect on our net interest spread, asset quality, loan origination volume, deposit gathering efforts   and overall profitability.   Market interest rates are beyond our control, and they fluctuate in response to economic conditions and the policies of   various governmental and regulatory agencies, in particular, the Federal Reserve. Changes in monetary policy, including changes   in interest rates, may negatively affect our ability to originate loans and leases, the value of our assets and our ability to realize   gains from the sale of our assets, all of which ultimately could affect our earnings.

13   An inadequate allowance for loan losses would reduce our earnings and adversely affect our financial condition and results   of operations.   Our success depends to a significant extent upon the quality of our assets, particularly the credit quality of our loans. In   originating loans, there is a substantial likelihood that credit losses will be experienced. We maintain an allowance for loan losses,   which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate   of probable losses inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry   concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory   conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance   for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of   current credit risks and future trends, all of which may undergo material changes. Changes in such estimates may have a significant   impact on our financial statements. The allowance our management has established for loan losses may not be adequate to absorb   losses in our loan portfolio. Continuing deterioration of economic conditions affecting borrowers, new information regarding   existing loans, identification of additional problem loans and other factors, both within and outside our control, may require an   increase in the allowance for loan losses.   Bank regulatory agencies periodically review our allowance for loan losses and may require us to increase our provision   for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. To the extent   required charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to increase the   allowance. Any increases in the allowance for loan losses will result in a decrease in net income, which would negatively impact   capital, and may have a material adverse effect on our business, results of operations, financial condition and prospects.   Consumer loans in our portfolio generally have greater risk of loss or default than residential real estate loans and may make   it necessary to increase our provision for loan losses.   At December 31, 2017, our consumer loans, excluding residential mortgage loans and home equity loans, totaled $227.5   million, representing approximately 10.8% of our total loan portfolio at such date. A substantial portion of our consumer loans   are horse trailer and recreational vehicle loans acquired through our indirect dealer network. Consumer loans generally have a   greater risk of loss or default than do residential mortgage loans, particularly in the case of loans that are secured by rapidly   depreciating assets such as horse trailer and recreational vehicles. In such cases, any repossessed collateral for a defaulted consumer   loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of   damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability,   and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application   of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be   recovered on such loans. It may become necessary to increase our provision for loan losses in the event that our losses on these   loans increase, which would reduce our earnings and could have a material adverse effect on our business, financial condition and   results of operations.   Portions of our commercial lending activities are geographically concentrated in Central Indiana and adjacent markets, and   changes in local economic conditions may impact their performance.   We offer our residential mortgage and consumer lending as well as public finance and single tenant financing products   and services throughout the United States. However, we serve CRE and C&I borrowers primarily in Central Indiana and adjacent   markets. Accordingly, the performance of our CRE and C&I lending depends upon demographic and economic conditions in those   regions. The profitability of our CRE and C&I loan portfolio may be impacted by changes in those conditions. Additionally,   unfavorable local economic conditions could reduce or limit the growth rate of our CRE and C&I loan portfolios for a significant   period of time, or otherwise decrease the ability of those borrowers to repay their loans, which could have a material adverse effect   on our business, financial condition and results of operations.   Because of our holding company structure, we depend on capital distributions from the Bank to fund our operations.   We are a separate and distinct legal entity from the Bank and have no business activities other than our ownership of the   Bank. As a result, we primarily depend on dividends, distributions and other payments from the Bank to fund our obligations. The   ability of the Bank to pay dividends to us is limited by state and federal law and depends generally on the Bank’s ability to generate   net income. If we are unable to comply with applicable provisions of these statutes and regulations, the Bank may not be able to   pay dividends to us, and we would not be able to pay dividends on our outstanding common stock and our ability to service our   debt would be materially impaired.

14   Lack of seasoning of our commercial loan portfolios may increase the risk of credit defaults in the future.   Due to our increasing emphasis on CRE, public finance and C&I lending, a substantial amount of the loans in our   commercial loan portfolios and our lending relationships are of relatively recent origin. In general, loans do not begin to show   signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.”   A portfolio of older loans will usually behave more predictably than a newer portfolio. As a result, because a large portion of our   commercial loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level   that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults   increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business,   financial condition and results of operations.   A sustained decline in the residential mortgage loan market could reduce loan origination activity or increase delinquencies,   defaults and foreclosures, which could adversely affect our financial results.   Historically, our mortgage loan business has provided a significant portion of our revenue and our ability to maintain or   grow that revenue is dependent upon our ability to originate loans and sell them in the secondary market. Revenue from mortgage   banking activities was $7.8 million for the twelve months ended December 31, 2017 and $12.4 million for the twelve months   ended December 31, 2016. Mortgage loan originations are sensitive to changes in economic conditions, including decreased   economic activity, a slowdown in the housing market, and higher market interest rates, and has historically been cyclical, enjoying   periods of strong growth and profitability followed by periods of lower volumes and market-wide losses. During periods of rising   interest rates, refinancing originations for many mortgage products tend to decrease as the economic incentives for borrowers to   refinance their existing mortgage loans are reduced. In addition, the mortgage loan origination business is affected by changes in   real property values. A reduction in real property values could also negatively affect our ability to originate mortgage loans because   the value of the real properties underlying the loans is a primary source of repayment in the event of foreclosure. The national   market for residential mortgage loan refinancing has declined in recent years and future declines could adversely impact our   business. Any sustained period of increased delinquencies, foreclosures or losses could harm our ability to originate and sell   mortgage loans, and the price received on the sale of such loans, which could have a material adverse effect on our business,   financial condition and results of operations.   Reputational risk and social factors may negatively affect us.   Our ability to attract and retain customers is highly dependent upon other external perceptions of our business practices   and financial condition. Adverse perceptions could damage our reputation to a level that could lead to difficulties in generating   and maintaining lending and deposit relationships and accessing equity or credit markets as well as increased regulatory scrutiny   of our business. Adverse developments or perceptions regarding the business practices or financial condition of our competitors,   or our industry as a whole, may also indirectly adversely affect our reputation.   In addition, adverse reputational developments with respect to third parties with whom we have important relationships   may negatively affect our reputation. All of the above factors may result in greater regulatory and/or legislative scrutiny, which   may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products   we offer and may also increase our litigation risk. If these risks were to materialize, they could negatively affect our business,   financial condition and results of operations.   A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other   service providers, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of   confidential or proprietary information, damage our reputation, increase our costs and cause losses.   We depend upon our ability to process, record and monitor our client transactions on a continuous basis. As customer,   public and regulatory expectations regarding operational and information security have increased, our operational systems and   infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business,   financial, accounting and data processing systems, or other operating systems and facilities, may stop operating properly or become   disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For   example, there could be electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes and hurricanes;   disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described   below, cyber-attacks. Although we have business continuity plans and other safeguards in place, our business operations may be   adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our   business.

15   Information security risks for financial institutions such as ours have generally increased in recent years in part because   of the proliferation of new technologies, the use of the Internet and digital technologies to conduct financial transactions, and the   increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. As noted above,   our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and   networks. Our business relies on our digital technologies, computer and email systems, software and networks to conduct its   operations. In addition, to access our products and services, our customers may use personal smartphones, tablets, personal   computers and other mobile devices that are beyond our control systems. Although we have information security procedures and   controls in place, our technologies, systems, networks and our customers’ devices may become the target of cyber-attacks or   information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of   our or our customers’ confidential, proprietary and other information, or otherwise disrupt our or our customers’ or other third   parties’ business operations.   Third parties with whom we do business or that facilitate our business activities, including financial intermediaries or   vendors that provide services or security solutions for our operations, could also be sources of operational and information security   risk to us, including from breakdowns or failures of their own systems or capacity constraints. Although to date we have not   experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that   we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of the evolving   nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes and   practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access   remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or   enhance our protective measures or to investigate and remediate information security vulnerabilities.   Disruptions or failures in the physical infrastructure or operating systems that support our business and clients, or cyber-   attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could   result in client attrition, regulatory fines, penalties or intervention, reputational damage, claims or litigation, reimbursement or   other compensation costs and/or additional compliance costs, any of which could materially and adversely affect our business,   financial condition and results of operations.   RISKS RELATING TO THE REGULATION OF OUR INDUSTRY   We operate in a highly regulated environment, which could restrain our growth and profitability.   We are subject to extensive laws and regulations that govern almost all aspects of our operations. These laws and   regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended   to protect depositors, the DIF and the banking system as a whole, and not shareholders. These laws and regulations, among other   matters, affect our lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance   with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations   and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies,   including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and   unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations could make   compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry,   could have a material adverse effect on our business, financial condition and results of operations.   Federal and state regulators periodically examine our business and we may be required to remediate adverse examination   findings.   The Federal Reserve, the FDIC and the DFI periodically examine our business, including our compliance with laws and   regulations. If, as a result of an examination, a federal or state banking agency were to determine that our financial condition,   capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become   unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems   appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any   conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an   increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers   and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to   terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a   material adverse effect on our business, financial condition and results of operations.

16   Our FDIC deposit insurance premiums and assessments may increase which would reduce our profitability.   The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC   deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on a number   of factors, including regulatory capital levels, asset growth and asset quality. High levels of bank failures during and following   the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put   significant pressure on the DIF. In order to maintain a strong funding position and restore the reserve ratios of the DIF, the FDIC   may increase deposit insurance assessment rates and may charge a special assessment to all FDIC-insured financial institutions.   Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional   financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC   insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have   a material adverse effect on our business, financial condition and results of operations.   The long-term impact of regulatory capital rules is uncertain and a significant increase in our capital requirements could have   an adverse effect on our business and profitability.   In 2013, the FDIC and the Federal Reserve substantially amended the regulatory risk-based capital rules applicable to   the Company and the Bank by implementing the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank   Act. The final rule included new minimum risk-based capital and leverage ratios, which became effective for the Company and   the Bank in 2015, and refined the definition of what constitutes “capital” for purposes of calculating these ratios. The resulting   minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio   of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation   buffer” of 2.5%, and, when fully phased in, will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio   of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The capital conservation   buffer requirement began being phased-in in January 2016 at 0.625% of risk-weighted assets and will increase by an additional   0.625% each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends,   engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations   establish a maximum percentage of eligible retained income that can be used for such actions.   The application of more stringent capital requirements for both the Company and the Bank could, among other things,   result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from   paying dividends or repurchasing shares if we were to be unable to comply with such requirements, any of which could have a   material adverse effect on our business and profitability.   We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending   laws, and failure to comply with these laws could lead to a wide variety of sanctions.   The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws   and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other   federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s   performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions,   including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on   expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s   performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our   business, financial condition and results of operations.   We are subject to evolving and expensive regulations and requirements. Our failure to adhere to these requirements or the   failure or circumvention of our controls and procedures could seriously harm our business.   We are subject to extensive regulation as a financial institution and are also required to follow the corporate governance   and financial reporting practices and policies required of a company whose stock is registered under the Exchange Act and listed   on the Nasdaq Global Select Market. Compliance with these requirements means we incur significant legal, accounting and other   expenses that we did not incur before 2013 and are not reflected in our historical financial statements prior to that time. Compliance   also requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures   and internal control over financial reporting. Although we have reviewed, and will continue to review, our disclosure controls and   procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or   frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls   and procedures may make it difficult for us to ensure that the objectives of the control system will be met. A failure of our controls   and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

17   We face a risk of noncompliance with and enforcement action under the BSA and other anti-money laundering statutes and   regulations.   The BSA, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to   institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as   appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for   violations of those requirements and has engaged in coordinated enforcement efforts with the individual federal banking regulators,   as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject   to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed   deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to   pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our   acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could   also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business,   financial condition and results of operations.   RISKS RELATED TO OUR SECURITIES   There is a limited trading market for our common stock and you may not be able to resell your shares.   Our common stock began trading on the Nasdaq Capital Market on February 22, 2013. We have since completed several   offerings of our common stock and our securities have been listed on the Nasdaq Global Select Market since September 30, 2016.   However, trading remains relatively limited. Although we expect that a more liquid market for our common stock will develop,   we cannot guarantee that you would be able to resell shares of our common stock at an attractive price or at all.   The market price of our common stock can be volatile and may decline.   Securities that are not heavily traded can be more volatile than stock trading in an active market. Stock price volatility   may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price   can fluctuate significantly and may decline in response to a variety of factors including:   • Actual or anticipated variations in quarterly results of operations;   • Developments in our business or the financial sector generally;   • Recommendations by securities analysts;   • Operating and stock price performance of other companies that investors deem comparable to us;   • News reports relating to trends, concerns and other issues in the financial services industry;   • Perceptions in the marketplace regarding us or our competitors;   • New technology used or services offered by competitors;   • Significant acquisitions or business combinations, strategic partnerships, joint venture or capital commitments by   or involving us or our competitors;   • Failure to integrate acquisitions or realize anticipated benefits from acquisitions;   • Regulatory changes affecting our industry generally or our business or operations; or   • Geopolitical conditions such as acts or threats of terrorism or military conflicts.   General market fluctuations, industry factors and general economic and political conditions and events, such as economic   slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of   operating results.   Federal banking laws limit the acquisition and ownership of our common stock.   Because we are a bank holding company, any purchaser of certain specified amounts of our common stock may be required   to file a notice with or obtain the approval of the Federal Reserve under the BHCA, as amended, and the Change in Bank Control   Act of 1978, as amended. Specifically, under regulations adopted by the Federal Reserve, (1) any other bank holding company   may be required to obtain the approval of the Federal Reserve before acquiring 5% or more of our common stock and (2) any   person may be required to file a notice with and not be disapproved by the Federal Reserve to acquire 10% or more of our common   stock and will be required to file a notice with and not be disapproved by the Federal Reserve to acquire 25% or more of our   common stock.

18   Anti-takeover provisions could negatively impact our shareholders.   Provisions of Indiana law and provisions of our articles of incorporation could make it more difficult for a third party to   acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. We are subject to   certain anti-takeover provisions under the Indiana Business Corporation Law. Additionally, our articles of incorporation authorize   our Board of Directors to issue one or more classes or series of preferred stock without shareholder approval and such preferred   stock could be issued as a defensive measure in response to a takeover proposal.   Although these provisions do not preclude a takeover, they may have the effect of discouraging, delaying or deferring a   tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might   result in a premium over the market price of our common stock. Such provisions will also render the removal of the Board of   Directors and of management more difficult and, therefore, may serve to perpetuate current management. These provisions could   potentially adversely affect the market price of our common stock.   Our securities are not an insured deposit and as such are subject to loss of entire investment.   Neither shares of our common stock nor indebtedness of our Company are bank deposits and neither is insured or   guaranteed by the FDIC or any other government agency. An investment in our securities is subject to investment risk and an   investor must be capable of affording the loss of the entire investment.   If we were to issue preferred stock, the rights of holders of our common stock and the value of such common stock could be   adversely affected.   Our Board of Directors is authorized to issue classes or series of preferred stock, without any action on the part of our   shareholders. The Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or   series of preferred stock, including voting rights, dividend rights and preferences over our common stock with respect to dividends   or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that   has a preference over our common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up,   or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our   common stock or the value of our common stock would be adversely affected.   We may issue additional shares of common or preferred stock in the future, which could dilute existing shareholders.   Our articles of incorporation authorize our Board of Directors, generally without shareholder approval, to, among other   things, issue additional shares of common stock up to a total of forty-five million shares or up to five million shares of preferred   stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder’s ownership of our   common stock. To the extent that currently outstanding options or warrants to purchase our common stock are exercised, or to the   extent that we issue additional options or warrants to purchase our common stock in the future and the options or warrants are   exercised, our shareholders may experience further dilution. In addition, we may issue preferred stock that is convertible into   shares of our common stock, and upon conversion would result in our common shareholders’ ownership interest being diluted.   Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering   of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of common or   preferred stock. We and the Bank are required by federal and state regulatory authorities, as applicable, to maintain adequate levels   of capital to support our operations. Accordingly, regulatory requirements and/or deterioration in our asset quality may require us   to sell common stock to raise capital under circumstances and at prices which result in substantial dilution.   If we default on our subordinated debt, we will be prohibited from paying dividends or distributions on our common stock.   As of December 31, 2017, we had $38.0 million aggregate principal amount of indebtedness outstanding, consisting of   a subordinated debenture in the principal amount of $3.0 million scheduled to mature in 2021 (the “2021 Debenture”), a term loan   in the principal amount of $10.0 million scheduled to mature in 2025 (the “2025 Note”) and $25.0 million aggregate principal   amount of 6.0% Fixed-to-Floating Rate Subordinate Notes due 2026 (the “2026 Notes”). The agreements under which our   indebtedness is issued prohibit us from paying any dividends on our common stock or making any other distributions to our   shareholders at any time when there shall have occurred and be continuing an event of default under the applicable agreement.   Events of default generally consist of, among other things, our failure to pay any principal or interest on the subordinated   debenture or subordinated notes, as applicable, when due, our failure to comply with certain agreements, terms and covenants   under the agreement (without curing such default following notice), and certain events of bankruptcy, insolvency or liquidation   relating to us.

19   If an event of default were to occur and we did not cure it, we would be prohibited from paying any dividends or making   any other distributions to our shareholders or from redeeming or repurchasing any of our common stock, which would likely have   a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of   our common stock, we may enter into additional financing arrangements that may limit our ability to purchase or to pay dividends   or distributions on our common stock.   We may not be able to generate sufficient cash to service all of our debt.   Our ability to make scheduled payments of principal and interest, or to satisfy our obligations in respect of our debt or   to refinance our debt, will depend on our future performance of our operating subsidiaries. Prevailing economic conditions   (including interest rates), regulatory constraints, including, among other things, limiting distributions to us from the Bank and   required capital levels with respect to the Bank and certain of our nonbank subsidiaries, and financial, business and other factors,   many of which are beyond our control, will also affect our ability to meet these needs. Our subsidiaries may not be able to generate   sufficient cash flows from operations, or we may be unable to obtain future borrowings in an amount sufficient to enable us to   pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We   may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.   Item 1B. Unresolved Staff Comments     None.   Item 2. Properties     The Company owns an office building at 11201 USA Parkway, Fishers, Indiana 46037 with approximately 52,000 square   feet of office space and related real estate located in Fishers, Indiana. This building houses our principal executive offices of the   Company and the Bank.   The Bank is currently leasing all of the office space at the Fishers property. The lease is currently scheduled to expire   on April 30, 2018 and provides for monthly rent in the amount of $18.50 per square foot. The Bank anticipates renewing the lease   before expiration.   In March 2013, the Company borrowed $4.0 million from the Bank for the purchase of the Company’s principal executive   offices. The loan was originally scheduled to mature in March 2014 and had been extended annually in 2014, 2015 and 2016,   resulting in a scheduled maturity of March 6, 2017. Effective February 21, 2017, the Company entered into a Fourth   Acknowledgment, Confirmation and Amendment that, among other things, reduced the principal amount of the loan to $3.6 million   and extended its maturity to March 6, 2020. Amounts borrowed under the loan bear interest at a variable rate equal to the then   applicable prime rate (as determined by the Bank with reference to the “Prime Rate” published in The Wall Street Journal) plus   1.00% per annum. The loan agreement contains customary warranties and representations, affirmative covenants and events of   default. The loan is secured by a first priority mortgage and lien on the property and requires that the Company, at all times,   maintain collateral securing the loan with an “as is” market value of not less than 1.3 times the principal balance of the loan.     Item 3. Legal Proceedings     Neither we nor any of our subsidiaries are party to any material legal proceedings. From time to time, the Bank is a party   to legal actions arising from its normal business activities.   Item 4. Mine Safety Disclosures     None.

20   PART II     Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity   Securities     Market Information     The Company’s common stock trades on the Nasdaq Global Select Market under the symbol “INBK.” The following   table sets forth the range of high and low stock prices and dividends declared per share for each quarter within the two most recent   fiscal years.   Period High Low   Declared   Dividends   Year Ended December 31, 2017:   Fourth Quarter $ 41.20 $ 32.35 $ 0.06   Third Quarter 33.35 27.25 0.06   Second Quarter 30.45 25.48 0.06   First Quarter 32.15 28.15 0.06   Year Ended December 31, 2016:   Fourth Quarter 33.00 22.82 0.06   Third Quarter 25.38 22.12 0.06   Second Quarter 27.00 22.01 0.06   First Quarter 28.63 22.41 0.06     As of March 5, 2018, the Company had 8,422,371 shares of common stock issued and outstanding, and there were 127   holders of record of common stock.   Dividends     The Company began paying regular quarterly cash dividends in 2013. Total dividends declared in 2017 were $0.24 per   share. The Company expects to continue to pay cash dividends on a quarterly basis; however, the declaration and amount of any   future cash dividends will be subject to the sole discretion of the Board of Directors and will depend upon many factors, including   our results of operations, financial condition, capital requirements, regulatory and contractual restrictions (including with respect   to the Company’s outstanding subordinated debt), business strategy and other factors deemed relevant by the Board of Directors.   As of December 31, 2017, the Company had $38.0 million principal amount of subordinated debt. The agreements under   which the subordinated debt was issued prohibit the Company from paying any dividends on its common stock or making any   other distributions to shareholders at any time when there shall have occurred and be continuing an event of default under the   applicable agreement. If an event of default were to occur and the Company did not cure it, the Company would be prohibited   from paying any dividends or making any other distributions to shareholders or from redeeming or repurchasing any common   stock.   Because the Company is a holding company and does not engage directly in business activities of a material nature, its   ability to pay dividends to shareholders depends, in large part, upon the receipt of distributions from the Bank, which is also subject   to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present   and future ability of the Bank to distribute funds to the Company are subject to the discretion of the Board of the Directors of the   Bank and the Bank is not obligated to pay any distributions to the Company.   Recent Sales of Unregistered Securities     None.

21   Stock Performance Graph   The following graph compares the five-year cumulative total return to shareholders of First Internet Bancorp common   stock with that of the Nasdaq Composite Index, SNL Small Cap U.S. Bank Index and SNL Micro Cap U.S. Bank Index. The SNL   Small Cap U.S. Bank Index is comprised of publicly-traded banking institutions with market capitalizations of between $250   million and $1 billion and the SNL Micro Cap U.S. Bank Index is comprised of publicly-traded banking institutions with market   capitalizations of less than $250 million. During 2017, First Internet Bancorp transitioned to inclusion in the SNL Small Cap U.S.   Bank Index.   The following table assumes $100 invested on December 31, 2012 in First Internet Bancorp, the Nasdaq Composite   Index, the SNL Small Cap U.S. Bank Index and the SNL Micro Cap U.S. Bank Index, and assumes that dividends are reinvested.   December 31,   2012 2013 2014 2015 2016 2017   First Internet Bancorp $ 100.00 $ 162.34 $ 122.34 $ 211.73 $ 238.41 $ 286.39   Nasdaq Composite Index 100.00 140.12 160.78 171.97 187.22 242.71   SNL Small Cap U.S. Bank Index 100.00 139.47 147.01 161.00 228.27 239.41   SNL Micro Cap U.S. Bank Index 100.00 129.02 146.32 162.71 200.04 244.72

22   In future periods, First Internet Bancorp will use the SNL Small Cap U.S. Bank Index for comparison purposes and   discontinue use of the SNL Micro Cap U.S. Bank Index used in prior periods. Due to our growth, many of the companies in the   SNL Micro Cap U.S. Bank Index are much smaller than us and no longer provide an appropriate comparison with regard to stock   performance. Additionally, during 2017, due to the growth in our market capitalization, we were moved from the SNL Micro Cap   U.S. Bank Index to the SNL Small Cap U.S. Bank Index.

23   Item 6. Selected Financial Data     Five Year Selected Financial and Other Data   The following selected consolidated financial and other data is qualified in its entirety by, and should be read in conjunction   with, Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial   statements and the notes thereto contained in this annual report on Form 10-K. Certain reclassifications have been made to prior   period financial information as discussed in Note 1 to the consolidated financial statements.   (dollars in thousands, except per share data)   At or for the Twelve Months Ended December 31,   2017 2016 2015 2014 2013   Balance Sheet Data:   Total assets $2,767,687 $1,854,335 $1,269,870 $ 970,503 $ 802,342   Cash and cash equivalents 47,981 39,452 25,152 28,289 53,690   Loans 2,091,193 1,250,789 953,859 732,426 501,153   Loans held-for-sale 51,407 27,101 36,518 34,671 28,610   Total securities 492,484 473,371 213,698 137,518 181,409   Deposits 2,084,941 1,462,867 956,054 758,598 673,095   Tangible common equity 1 219,440 149,255 99,643 92,098 86,221   Total shareholders’ equity 224,127 153,942 104,330 96,785 90,908   Income Statement Data:   Interest income $ 84,697 $ 58,899 $ 41,447 $ 31,215 $ 25,536   Interest expense 30,715 19,210 10,694 8,928 8,088   Net interest income 53,982 39,689 30,753 22,287 17,448   Provision for loan losses 4,872 4,330 1,946 349 324   Net interest income after provision for loan losses 49,110 35,359 28,807 21,938 17,124   Noninterest income 10,541 14,077 10,141 7,174 9,517   Noninterest expense 36,723 31,451 25,283 22,662 20,482   Income before income taxes 22,928 17,985 13,665 6,450 6,159   Income tax provision 7,702 5,911 4,736 2,126 1,566   Net income $ 15,226 $ 12,074 $ 8,929 $ 4,324 $ 4,593   Per Share Data:   Net income   Basic $ 2.14 $ 2.32 $ 1.97 $ 0.96 $ 1.51   Diluted $ 2.13 $ 2.30 $ 1.96 $ 0.96 $ 1.51   Book value per common share $ 26.65 $ 23.76 $ 23.28 $ 21.80 $ 20.44   Tangible book value per common share 1 $ 26.09 $ 23.04 $ 22.24 $ 20.74 $ 19.38   Weighted average common shares outstanding   Basic 7,118,628 5,211,209 4,528,528 4,497,007 3,041,666   Diluted 7,149,302 5,239,082 4,554,219 4,507,995 3,050,001   Common shares outstanding at end of period 8,411,077 6,478,050 4,481,347 4,439,575 4,448,326   Dividends declared per share $ 0.24 $ 0.24 $ 0.24 $ 0.24 $ 0.22   Dividend payout ratio 2 11.27% 10.43% 12.24% 25.00% 14.57%   ___________________________________   1 Refer to the “Reconciliation of Non-GAAP Financial Measures” section of Item 7 of Part II of this report, Management's   Discussion and Analysis of Financial Condition and Results of Operations.   2 Dividends per share divided by diluted earnings per share.

24   At or for the Twelve Months Ended December 31,   2017 2016 2015 2014 2013   Performance Ratios:   Return on average assets 0.66% 0.74% 0.81% 0.50% 0.67%   Return on average shareholders’ equity 8.54% 9.74% 8.89% 4.61% 7.10%   Return on average tangible common equity 1 8.77% 10.12% 9.33% 4.85% 7.65%   Net interest margin 2 2.39% 2.49% 2.85% 2.65% 2.67%   Noninterest expense to average assets 1.59% 1.93% 2.28% 2.60% 2.99%   Asset Quality Ratios:   Nonperforming loans to total loans 0.04% 0.09% 0.02% 0.04% 0.37%   Nonperforming assets to total assets 0.21% 0.31% 0.37% 0.50% 0.90%   Nonperforming assets (including performing troubled debt   restructurings) to total assets 0.23% 0.35% 0.46% 0.62% 1.05%   Allowance for loan losses to total loans 0.72% 0.88% 0.88% 0.79% 1.09%   Net charge-offs (recoveries) to average loans outstanding   during period 0.05% 0.15% (0.07)% 0.00% 0.17%   Allowance for loan losses to nonperforming loans 1,784.3% 1,013.9% 5,000.6% 1,959.5% 293.0%   Capital Ratios:   Tangible common equity to tangible assets 1 7.94% 8.07% 7.88% 9.54% 10.81%   Tier 1 leverage ratio 3 8.45% 8.65% 8.28% 9.87% 11.66%   Common equity tier 1 capital ratio 3, 4 11.43% 11.54% 10.11 % N/A N/A   Tier 1 capital ratio 3 11.43% 11.54% 10.11% 12.55% 15.61%   Total risk-based capital ratio 3 14.07% 15.01% 12.25% 13.75% 17.09%   Other Data:   Full-time equivalent employees 206 192 152 143 130   Number of banking and loan production offices 2 2 3 4 4   ___________________________________   1 Refer to the “Reconciliation of Non-GAAP Financial Measures” section of Item 7 of Part II of this report, Management's   Discussion and Analysis of Financial Condition and Results of Operations.   2 Net interest margin is net interest income divided by average earning assets.   3 Capital ratios are calculated in accordance with regulatory guidelines specified by our primary federal banking regulatory   authority.   4 Introduced as part of the final implementation of the “Basel III” regulatory capital reforms as of January 1, 2015. Not applicable   to periods prior to 2015.

25   Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations     The following discussion and analysis of our financial condition and results of operations should be read in conjunction   with our consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis   includes certain forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk   Factors” section of this report for a discussion of important factors that could cause actual results to differ materially from the   results described in or implied by such forward-looking statements. See “Cautionary Note Regarding Forward-Looking   Statements” at the beginning of this report.     Overview     We offer a wide range of commercial, small business, consumer and municipal banking products and services. We conduct   our consumer and small business deposit operations primarily through online channels on a nationwide basis and have no traditional   branch offices. Our residential mortgage products are offered nationwide primarily through an online direct-to-consumer platform   and are supplemented with Central Indiana-based mortgage and construction lending. Our consumer lending products are primarily   originated on a nationwide basis over the Internet as well as through relationships with dealerships and financing partners.   Our commercial banking products and services are delivered through a relationship banking model and include commercial   real estate (“CRE”) banking, commercial and industrial (“C&I”) banking, public finance and healthcare finance. Through our   CRE team, we offer single tenant lease financing on a nationwide basis in addition to traditional investor commercial real estate   and construction loans primarily within Central Indiana and adjacent markets. To meet the needs of commercial borrowers and   depositors located primarily in Central Indiana, Phoenix, Arizona and adjacent markets, our C&I banking team provides credit   solutions such as lines of credit, term loans, owner-occupied commercial real estate loans and corporate credit cards as well as   treasury management services. Our public finance team, established in early 2017, provides a range of public and municipal   lending and leasing products to government entities on a nationwide basis. Healthcare finance lending solutions are originated   through a strategic partnership we entered into during 2017 with Lendeavor, Inc., a San Francisco-based technology-enabled lender   to healthcare practices.   Results of Operations   Refer to Item 6 of this report for a summary of the Company's financial performance for the five most recent years.   During the twelve months ended December 31, 2017, net income was $15.2 million, or $2.13 per diluted share, compared   to net income of $12.1 million, or $2.30 per diluted share, for the twelve months ended December 31, 2016 and net income of   $8.9 million, or $1.96 per diluted share, for the twelve months ended December 31, 2015.   The $3.2 million increase in net income for the twelve months ended December 31, 2017 compared to the twelve months   ended December 31, 2016 was primarily due to a $14.3 million increase in net interest income but was partially offset by a $5.3   million increase in noninterest expense, a $3.5 million decrease in noninterest income, a $1.8 million increase in income tax   expense and a $0.5 million increase in provision for loan losses.   The increase in net income of $3.1 million for the twelve months ended December 31, 2016 compared to the twelve   months ended December 31, 2015 was primarily due to an $8.9 million increase in net interest income and a $3.9 million increase   in noninterest income. This was partially offset by a $6.2 million increase in noninterest expense, a $2.4 million increase in   provision for loan losses and a $1.2 million increase in income tax expense.   During the twelve months ended December 31, 2017, return on average assets was 0.66%, compared to 0.74% for the   twelve months ended December 31, 2016 and 0.81% for the twelve months ended December 31, 2015. During the twelve months   ended December 31, 2017, return on average shareholders’ equity was 8.54%, compared to 9.74% for the twelve months ended   December 31, 2016 and 8.89% for the twelve months ended December 31, 2015.   As a result of the Tax Cuts and Jobs Act (“Tax Act”), the Company’s net deferred tax asset (“net DTA”) was revalued   as of December 31, 2017. The value of the net DTA was reduced by $1.8 million with the amount of the reduction recognized   as additional income tax expense in 2017. Consequently, this revaluation decreased 2017 diluted earnings per share by $0.26.   Adjusted for the net DTA revaluation, 2017 net income was $17.1 million and diluted earnings per share were $2.39. The   revaluation also decreased return on average assets by 8 bps and return on average shareholders' equity by 104 bps. Adjusted   for the net DTA revaluation, 2017 return on average assets was 0.74% and return on average shareholders' equity was 9.58%.

26   Refer to the “Reconciliation of Non-GAAP Financial Measures” section of Item 7 of Part II of this report, Management’s   Discussion and Analysis of Financial Condition and Results of Operations.   Consolidated Average Balance Sheets and Net Interest Income Analyses     For the periods presented, the following tables provide the average balances of interest-earning assets and interest-bearing   liabilities and the related yields and cost of funds. The tables do not reflect any effect of income taxes. Balances are based on the   average of daily balances. Nonaccrual loans are included in average loan balances.   Twelve Months Ended   December 31, 2017 December 31, 2016 December 31, 2015   (dollars in thousands)   Average   Balance   Interest/   Dividends   Yield/   Cost   Average   Balance   Interest/   Dividends   Yield/   Cost   Average   Balance   Interest/   Dividends   Yield/   Cost   Assets   Interest-earning assets   Loans, including loans held-for-sale $1,682,249 $ 70,465 4.19% $1,144,687 $ 49,054 4.29% $ 853,996 $ 37,049 4.34%   Securities - taxable 400,449 10,036 2.51% 315,661 7,326 2.32% 171,502 3,728 2.17%   Securities - non-taxable 95,694 2,786 2.91% 64,899 1,856 2.86% 10,343 312 3.02%   Other earning assets 79,461 1,410 1.77% 71,140 663 0.93% 42,375 358 0.84%   Total interest-earning assets 2,257,853 84,697 3.75% 1,596,387 58,899 3.69% 1,078,216 41,447 3.84%   Allowance for loan losses (12,964) (9,808) (6,906)   Noninterest earning-assets 68,580 43,221 35,912   Total assets $2,313,469 $1,629,800 $1,107,222   Liabilities   Interest-bearing liabilities   Interest-bearing demand deposits $ 89,081 $ 488 0.55% $ 82,533 $ 452 0.55% $ 76,145 $ 418 0.55%   Regular savings accounts 39,393 342 0.87% 27,174 158 0.58% 24,442 142 0.58%   Money market accounts 415,910 4,227 1.02% 360,976 2,563 0.71% 299,990 2,136 0.71%   Certificates and brokered deposits 1,169,219 18,918 1.62% 817,348 12,680 1.55% 438,776 6,059 1.38%   Total interest-bearing deposits 1,713,603 23,975 1.40% 1,288,031 15,853 1.23% 839,353 8,755 1.04%   Other borrowed funds 376,470 6,470 1.79% 183,410 3,357 1.83% 139,695 1,939 1.39%   Total interest-bearing liabilities 2,090,073 30,715 1.47% 1,471,441 19,210 1.31% 979,048 10,694 1.09%   Noninterest-bearing deposits 35,043 28,472 22,866   Other noninterest-bearing liabilities 10,141 5,864 4,880   Total liabilities 2,135,257 1,505,777 1,006,794   Shareholders' equity 178,212 124,023 100,428   Total liabilities and shareholders'   equity $2,313,469 $1,629,800 $1,107,222   Net interest income $ 53,982 $ 39,689 $ 30,753   Interest rate spread1 2.28% 2.38% 2.75%   Net interest margin2 2.39% 2.49% 2.85%   Net interest margin - FTE3 2.57% 2.53% 2.87%   1 Yield on total interest-earning assets minus cost of total interest-bearing liabilities   2 Net interest income divided by average interest-earning assets   3 On a fully-taxable equivalent ("FTE") basis assuming a 35% tax rate

27   Rate/Volume Analysis   The following table illustrates the impact of changes in the volume of interest-earning assets and interest-bearing liabilities   and interest rates on net interest income for the periods indicated. The change in interest not due solely to volume or rate has been   allocated in proportion to the absolute dollar amounts of the change in each.   Rate/Volume Analysis of Net Interest Income   Twelve Months Ended December 31, 2017 vs.   December 31, 2016 Due to Changes in   Twelve Months Ended December 31, 2016 vs.   December 31, 2015 Due to Changes in   (amounts in thousands) Volume Rate Net Volume Rate Net   Interest income   Loans, including loans held-for-sale $ 22,580 $ (1,169) $ 21,411 $ 12,438 $ (433) $ 12,005   Securities – taxable 2,077 633 2,710 3,325 273 3,598   Securities – non-taxable 897 33 930 1,562 (18) 1,544   Other earning assets 85 662 747 264 41 305   Total 25,639 159 25,798 17,589 (137) 17,452   Interest expense   Interest-bearing deposits 5,726 2,396 8,122 5,290 1,808 7,098   Other borrowed funds 3,458 (75) 3,383 705 713 1,418   Total 9,184 2,321 11,505 5,995 2,521 8,516   Increase (decrease) in net interest income $ 16,455 $ (2,162) $ 14,293 $ 11,594 $ (2,658) $ 8,936   2017 v. 2016   Net interest income for the twelve months ended December 31, 2017 was $54.0 million, an increase of $14.3 million, or   36.0%, compared to $39.7 million for the twelve months ended December 31, 2016. The increase in net interest income was the   result of a $25.8 million, or 43.8%, increase in total interest income to $84.7 million for the twelve months ended December 31,   2017 compared to $58.9 million for the twelve months ended December 31, 2016. The increase in total interest income was   partially offset by an $11.5 million, or 59.9%, increase in total interest expense to $30.7 million for the twelve months ended   December 31, 2017 compared to $19.2 million for the twelve months ended December 31, 2016.   The increase in total interest income was due primarily to an increase in interest earned on loans resulting from an increase   of $537.6 million, or 47.0%, in the average balance of loans, including loans held-for-sale, as well as an increase in interest earned   on securities resulting from an increase of $115.6 million, or 30.4%, in the average balance of securities for the twelve months   ended December 31, 2017 compared to the twelve months ended December 31, 2016. The increase in total interest income was   also due to a 17 basis point (“bp”) increase in the yield earned on the securities portfolio, partially offset by a decline in the yield   earned on loans, including loans held-for-sale, of 10 bps.   The increase in total interest expense was driven primarily by an increase in interest expense related to interest-bearing   deposits as a result of a $425.6 million, or 33.0%, increase in the average balance of interest-bearing deposits for the twelve months   ended December 31, 2017 compared to the twelve months ended December 31, 2016, and an increase of 17 bps in the cost of   funds related to these deposits. Interest expense related to other borrowed funds also contributed to the increase in total interest   expense, due to a $193.1 million, or 105.3%, increase in the average balance of other borrowed funds for the twelve months ended   December 31, 2017 compared to the twelve months ended December 31, 2016, partially offset by a decline of 4 bps in the cost of   other borrowed funds.   Net interest margin was 2.39% for the twelve months ended December 31, 2017 compared to 2.49% for the twelve months   ended December 31, 2016. The decrease in net interest margin was primarily due to a 16 bp increase in the cost of interest-bearing   liabilities, partially offset by a 6 bp increase in the yield on total interest-earning assets. The increase in the cost of total interest-   bearing liabilities was primarily due to an increase in average certificates of deposits and money market balances and an increase   in the related costs of those deposits. The increase in the yield on interest-earning assets was due primarily to increases in the   yields earned on securities and other earning assets, partially offset by a decrease in the yield earned on loans. The decrease in   the yield earned on loans was due primarily to strong growth in the public finance portfolio which typically has lower tax-exempt   interest rates.

28   2016 v. 2015   Net interest income for the twelve months ended December 31, 2016 was $39.7 million, an increase of $8.9 million, or   29.1%, compared to $30.8 million for the twelve months ended December 31, 2015. The increase in net interest income was the   result of a $17.5 million, or 42.1%, increase in total interest income to $58.9 million for the twelve months ended December 31,   2016 compared to $41.4 million for the twelve months ended December 31, 2015. The increase in total interest income was   partially offset by an $8.5 million, or 79.6%, increase in total interest expense to $19.2 million for the twelve months ended   December 31, 2016 compared to $10.7 million for the twelve months ended December 31, 2015.   The increase in total interest income was due primarily to an increase in interest earned on loans resulting from an increase   of $290.7 million, or 34.0%, in the average balance of loans, including loans held-for-sale, as well as an increase in interest earned   on securities resulting from an increase of $198.7 million, or 109.3%, in the average balance of securities for the twelve months   ended December 31, 2016 compared to the twelve months ended December 31, 2015. The increase in total interest income was   also due to a 19 bp increase in the yield earned on the securities portfolio, partially offset by a decline of 5 bps in the yield earned   on loans, including loans held-for-sale.   The increase in total interest expense was driven primarily by an increase in interest expense related to interest-bearing   deposits as a result of a $448.7 million, or 53.5%, increase in the average balance of interest-bearing deposits for the twelve months   ended December 31, 2016 compared to the twelve months ended December 31, 2015, and an increase of 19 bps in the cost of   funds related to these deposits. Interest expense related to other borrowed funds also contributed to the increase in total interest   expense, due to a $43.7 million, or 31.3%, increase in the average balance of other borrowed funds for the twelve months ended   December 31, 2016 compared to the twelve months ended December 31, 2015, and an increase of 44 bps in the cost of other   borrowed funds.   Net interest margin was 2.49% for the twelve months ended December 31, 2016 compared to 2.85% for the twelve months   ended December 31, 2015. The decrease in net interest margin was primarily due to a 22 bp increase in the cost of total interest-   bearing liabilities and a 15 bp decrease in the yield on total interest-earning assets. The increase in the cost of total interest-bearing   liabilities was primarily due to an increase in average certificates of deposits balances and an increase in the related cost of those   deposits. Furthermore, the Company issued additional subordinated debt during 2016 which increased the cost of other borrowed   funds. The decrease in yield on total interest-earning assets was primarily due to a decrease in the yield earned on loans and an   increase in average cash balances compared to December 31, 2015.   Noninterest Income   The following table presents noninterest income for the five most recent years.   Twelve Months Ended December 31,   (amounts in thousands) 2017 2016 2015 2014 2013   Service charges and fees $ 888 $ 818 $ 764 $ 707 $ 687   Mortgage banking activities 7,836 12,398 9,000 5,609 8,682   Other-than-temporary impairment loss   recognized in net income — — — — (49)   Gain on sale of loans 395 — — — —   Gain (loss) on sale of securities (8) 177 — 538 (63)   Other 1,430 684 377 320 260   Total noninterest income $ 10,541 $ 14,077 $ 10,141 $ 7,174 $ 9,517   2017 v. 2016   During the twelve months ended December 31, 2017, noninterest income totaled $10.5 million, representing a decrease   of $3.5 million, or 25.1% compared to $14.1 million for the twelve months ended December 31, 2016. The decrease in noninterest   income was primarily driven by a decrease of $4.6 million, or 36.8%, in mortgage banking activities, partially offset by gain on   sale of loans and other noninterest income. The decrease in revenue from mortgage banking activities was due primarily to   decreases in mortgage held-for-sale ("HFS") origination and sales volumes. The increase in gain on sale of loans was due to the   sale of $24.7 million of single tenant lease financing loans, which was the first sale of this loan type in the Company's history.   The increase in other noninterest income was due primarily to a $0.4 million increase in income from bank-owned life insurance   and a $0.4 million increase in income from subleasing the Company's former corporate office.

29   Historically, a large percentage of the mortgages originated by the Company have been conventional 15- and 30- year   fixed rate mortgages, which are sold in the secondary market. With the increase in conventional mortgage interest rates since late   2016, the Company has seen a shift in consumer behavior as an increase percentage of customers are selecting adjustable rate   mortgages, which are typically held for investment on the balance sheet. During 2017, portfolio mortgage originations increased   relative to the comparable period in 2016 while mortgages HFS volume declined, contributing to the decline in revenue from   mortgage banking activities.   2016 v. 2015   During the twelve months ended December 31, 2016, noninterest income totaled $14.1 million, representing an increase   of $3.9 million, or 38.8%, compared to $10.1 million for the twelve months ended December 31, 2015. The increase in noninterest   income was primarily driven by an increase of $3.4 million, or 37.8%, in mortgage banking activities, resulting from increases in   mortgage originations and sales as well as higher gain on sale margins.   Noninterest Expense   The following table presents noninterest expense for the five most recent years.   Twelve Months Ended December 31,   (amounts in thousands) 2017 2016 2015 2014 2013   Salaries and employee benefits $ 21,164 $ 17,387 $ 14,271 $ 12,348 $ 10,250   Marketing, advertising and promotion 2,393 1,823 1,756 1,455 1,858   Consulting and professional services 3,091 3,143 2,374 1,902 2,152   Data processing 971 1,127 1,016 995 911   Loan expenses 1,027 891 631 626 799   Premises and equipment 4,183 3,699 2,768 2,937 2,196   Deposit insurance premium 1,410 1,159 643 591 451   Other 2,484 2,222 1,824 1,808 1,865   Total noninterest expense $ 36,723 $ 31,451 $ 25,283 $ 22,662 $ 20,482   2017 v. 2016   Noninterest expense for the twelve months ended December 31, 2017 was $36.7 million, compared to $31.5 million for   the twelve months ended December 31, 2016. The increase of $5.3 million, or 16.8%, compared to the twelve months ended   December 31, 2016 was primarily due to increases of $3.8 million in salaries and employee benefits, $0.6 million in marketing,   advertising and promotion expenses, $0.5 million in premises and equipment expenses, and $0.3 million in deposit insurance   premium expenses. The increase in salaries and employee benefits was driven primarily by merit compensation increases; personnel   growth; higher claims experience related to medical, prescription drug and dental insurance; and equity compensation expense.   The increase in marketing, advertising and promotion expenses was driven primarily by digital marketing initiatives and higher   mortgage lead generation costs. The increase in premises and equipment was primarily due to technology related expenses and   the increase in deposit insurance premium was due primarily to the Company's year-over-year asset growth, which impacts the   formula used by the FDIC to calculate deposit insurance.      2016 v. 2015   Noninterest expense for the twelve months ended December 31, 2016 was $31.5 million, compared to $25.3 million for   the twelve months ended December 31, 2015. The increase of $6.2 million, or 24.4%, compared to the twelve months ended   December 31, 2015 was primarily due to increases of $3.1 million in salaries and employee benefits, $0.9 million in premises and   equipment expenses, $0.8 million in consulting and professional services and $0.5 million in deposit insurance premium expenses.   The increase in salaries and employee benefits resulted from personnel growth and higher incentive compensation related to   increased mortgage production. The increase in premises and equipment was primarily due to expenses associated with the   Company's new headquarters location. The increase in consulting and professional fees was due to higher legal fees incurred in   the normal course of business commensurate with the Company's growth and certain consulting projects that occurred during   2016. The increase in deposit insurance premium was due to the new methodology implemented by the FDIC as of July 1, 2016,   which places a heavier weighting on year-over-year asset growth used to determine the cost of FDIC deposit insurance.

30   Income Taxes   The following table reconciles reported income tax expense to that computed at the statutory federal tax rate for the   five most recent years.   Twelve Months Ended December 31,   (amounts in thousands) 2017 2016 2015 2014 2013   Statutory rate times pre-tax income $ 8,025 $ 6,115 $ 4,646 $ 2,193 $ 2,094   Add (subtract) the tax effect of:   Income from tax-exempt securities and loans (2,512) (635) (132) (31) (514)   State income taxes, net of federal tax effect 693 567 154 63 33   Bank-owned life insurance (318) (159) (137) (132) (135)   Net deferred tax asset revaluation 1,846 — — — —   Other differences (32) 23 205 33 88   Income tax expense $ 7,702 $ 5,911 $ 4,736 $ 2,126 $ 1,566   2017 v. 2016    The Company recognized income tax expense of $7.7 million in 2017, resulting in an effective tax rate of 33.6%, compared   to $5.9 million and an effective tax rate of 32.6% in 2016. The Company's federal statutory tax rate was 35% in 2017 and 34%   in 2016. In 2017, the variance from the federal statutory rate was due primarily to tax-exempt income offset by state income taxes   and the net deferred tax asset revaluation as a result of the Tax Act as discussed further in the paragraph below. Excluding the   impact of the net deferred tax asset revaluation, income tax expense in 2017 was $5.9 million and the effective tax rate was 25.5%.   In 2016, the variance from the federal statutory rate was due to tax-exempt income, partially offset by state income taxes. Interest   income on certain securities issued by or loans made to governmental, municipal and not-for-profit entities, and earnings from   bank-owned life insurance are the primary components of tax-exempt income.    On December 22, 2017, the Tax Act was signed into law, significantly reforming the Internal Revenue Code. The Tax   Act, among other things, reduced the federal corporate tax rate from 35% to 21%. The reduction of the corporate tax rate resulted   in a $1.8 million reduction to our net deferred tax asset in 2017. As of December 31, 2017, the Company had substantially   completed its accounting of the tax effects of enactment of the Tax Act; however, in certain cases, we have made reasonable   estimates of the effects on our existing deferred tax balances. We do not believe the actual results will vary materially from those   estimates. The Company continues to analyze certain aspects of the Tax Act and further refinements are possible, which could   potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts, although we do not   expect these adjustments to materially impact our financial statements.   2016 v. 2015    The Company recognized income tax expense of $5.9 million in 2016, resulting in an effective tax rate of 32.6%, compared   to $4.7 million and an effective tax rate of 34.7% in 2015. The federal statutory tax rate was 34% in 2016 and 2015. In both 2016   and 2015, the variance from the federal statutory rate was due primarily to tax-exempt income offset by state income taxes and   other differences. Interest income on certain securities issued by or loans made to governmental, municipal and not-for-profit   entities, and earnings from bank-owned life insurance are the primary components of tax-exempt income.

31   Financial Condition   The following table presents summary balance sheet data as of the end of the last five years.   (amounts in thousands) December 31,   Balance Sheet Data: 2017 2016 2015 2014 2013   Total assets $ 2,767,687 $ 1,854,335 $ 1,269,870 $ 970,503 $ 802,342   Loans 2,091,193 1,250,789 953,859 732,426 501,153   Total securities 492,484 473,371 213,698 137,518 181,409   Loans held-for-sale 51,407 27,101 36,518 34,671 28,610   Noninterest-bearing deposits 44,686 31,166 23,700 21,790 19,386   Interest-bearing deposits 2,040,255 1,431,701 932,354 736,808 653,709   Total deposits 2,084,941 1,462,867 956,054 758,598 673,095   Advances from Federal Home Loan Bank 410,176 189,981 190,957 106,897 31,793   Total shareholders' equity 224,127 153,942 104,330 96,785 90,908   Total assets increased $913.4 million, or 49.3%, to $2.8 billion as of December 31, 2017 as compared to $1.9 billion as   of December 31, 2016. Balance sheet expansion during 2017 was funded by strong deposit growth of $622.1 million, or 42.5%,   and supplemented with advances from the FHLB, which increased $220.2 million, or 115.9%. This funding was primarily deployed   to support loan growth of $840.4 million, or 67.2%.   Loan Portfolio Analysis   The following table provides information regarding the Company’s loan portfolio as of the end of the last five years.   December 31,   (dollars in thousands) 2017 2016 2015 2014 2013   Commercial loans   Commercial and industrial $ 122,940 5.9% $ 102,437 8.2% $ 102,000 10.7% $ 77,232 10.5% $ 55,168 11.0%   Owner-occupied   commercial real estate 75,768 3.6% 57,668 4.6% 44,462 4.7% 34,295 4.7% 18,165 3.6%   Investor commercial real   estate 7,273 0.4% 13,181 1.0% 16,184 1.7% 22,069 3.0% 26,574 5.3%   Construction 49,213 2.4% 53,291 4.3% 45,898 4.8% 24,883 3.4% 28,200 5.6%   Single tenant lease   financing 803,299 38.4% 606,568 48.5% 374,344 39.2% 192,608 26.3% 84,173 16.8%   Public finance 438,341 21.0% — 0.0% — 0.0% — 0.0% — 0.0%   Healthcare finance 31,573 1.5% — 0.0% — 0.0% — 0.0% — 0.0%   Total commercial loans 1,528,407 73.2% 833,145 66.6% 582,888 61.1% 351,087 47.9% 212,280 42.3%   Consumer loans   Residential mortgage 299,935 14.3% 205,554 16.4% 214,559 22.5% 220,612 30.1% 138,418 27.6%   Home equity 30,554 1.5% 35,036 2.8% 43,279 4.5% 58,434 8.0% 37,906 7.6%   Other consumer 227,533 10.8% 173,449 13.9% 108,312 11.4% 97,094 13.3% 107,562 21.5%   Total consumer loans 558,022 26.6% 414,039 33.1% 366,150 38.4% 376,140 51.4% 283,886 56.7%   Total commercial   and consumer loans 2,086,429 99.8% 1,247,184 99.7% 949,038 99.5% 727,227 99.3% 496,166 99.0%   Net deferred loan origination   costs and premiums and   discounts on purchased loans 4,764 0.2% 3,605 0.3% 4,821 0.5% 5,199 0.7% 4,987 1.0%   Total loans 2,091,193 100.0% 1,250,789 100.0% 953,859 100.0% 732,426 100.0% 501,153 100.0%   Allowance for loan losses (14,970) (10,981) (8,351) (5,800) (5,426)   Net loans $2,076,223 $1,239,808 $ 945,508 $ 726,626 $ 495,727     The Company continued to experience strong loan growth as total loans rose to $2.1 billion as of December 31, 2017,   an increase of $840.4 million, or 67.2%, compared to December 31, 2016. During 2017, the Company launched its public finance   lending efforts and established a strategic partnership with Lendeavor, Inc., a San Francisco-based technology-enabled lender to   healthcare practices, which provides loans for healthcare practice finance or acquisition, acquiring or refinancing owner-occupied   commercial real estate and equipment purchases. Both of these initiatives contributed to the increase in total loans as public

32   finance and healthcare finance balances were $438.3 million and $31.6 million, respectively, at December 31, 2017. Single tenant   lease financing had sustained production with balances increasing $196.7 million, or 32.4%, during 2017 as market conditions   for this product remained favorable and the Company expanded its relationships with borrowers and financing partners. Residential   mortgage balances increased $94.4 million, or 45.9%, during 2017 due to an increase in adjustable rate mortgage originations.   With the increase in conventional mortgage interest rates since late 2016, the Company experienced a shift in consumer behavior   during 2017 as an increased percentage of customers are selecting adjustable rate mortgages, which are typically held for investment   on the balance sheet. Additionally, other consumer loans increased $54.1 million, or 31.2%, during 2017 due to increased   originations in horse trailer, recreational vehicle and home improvement loans.   During 2017, the Company completed sales of portfolio mortgage loans, supplementing its conventional held-for-sale   mortgage production. The sales, totaling $42.3 million in the aggregate, resulted in a $0.3 million gain, and consisted of jumbo   fixed and adjustable rate mortgages originated during 2017. The Company also completed its first sale of single tenant lease   financing loans, totaling $24.7 million in the aggregate, resulting in a gain of $0.4 million. At December 31, 2017, the Company   was in the process of executing additional single tenant lease financing loan sales with approximately $27.8 million transferred   to loans held-for-sale at year end in anticipation of these transactions closing during the first quarter of 2018.   Loan Maturities and Rate Sensitivity     The following table shows the contractual maturity distribution intervals of the outstanding loans in our portfolio as of   December 31, 2017.   (amounts in thousands) Within 1 Year 1-3 Years 4-5 Years Beyond 5 Years Total   Commercial loans   Commercial and industrial $ 32,486 $ 27,157 $ 47,464 $ 15,833 $ 122,940   Owner-occupied commercial real estate 2,049 16,248 27,992 29,479 75,768   Investor commercial real estate 1,356 4,347 1,005 565 7,273   Construction 21,803 23,506 278 3,626 49,213   Single tenant lease financing 8,569 64,341 157,459 572,930 803,299   Public finance 1,825 — 7,735 428,781 438,341   Healthcare finance — 17 — 31,556 31,573   Total commercial loans 68,088 135,616 241,933 1,082,770 1,528,407   Consumer loans   Residential mortgage 2,149 2,797 841 294,148 299,935   Home equity 46 92 4,070 26,346 30,554   Other consumer 2,960 7,874 27,670 189,029 227,533   Total consumer loans 5,155 10,763 32,581 509,523 558,022   Total commercial and consumer loans $ 73,243 $ 146,379 $ 274,514 $ 1,592,293 $ 2,086,429   The following table shows the rate sensitivity of the outstanding loans in our portfolio by the contractual maturity   distribution intervals as of December 31, 2017. Beginning in 2017, the Company began hedging certain long-term fixed rate loans   with interest rate swaps. Refer to Note 17 to the consolidated financial statements for further information on derivative financial   instruments.   (amounts in thousands) Within 1 Year 1-3 Years 4-5 Years Beyond 5 Years Total   Predetermined rates $ 17,797 $ 99,179 $ 254,538 $ 1,321,411 $ 1,692,925   Variable rate 55,446 47,200 19,976 270,882 393,504   Total commercial and consumer loans $ 73,243 $ 146,379 $ 274,514 $ 1,592,293 $ 2,086,429   Loan Approval Procedures and Authority      Our lending activities follow written, non-discriminatory policies with loan approval limits approved by the Board of   Directors of the Bank. Loan officers have underwriting and approval authorization of varying amounts based on their lending   experience and product type. Additionally, based on the amount of the loan, multiple approvals may be required. Based on the   Company’s legal lending limit, the maximum the Bank could lend to any one borrower at December 31, 2017 was $35.7 million.

33     Our goal is to have a well-diversified and balanced loan portfolio. In order to manage our loan portfolio risk, we establish   concentration limits by borrower, product type, industry and geography. To supplement our internal loan review resources, we   have engaged independent third-party loan review groups, which are a key component of our overall risk management process   related to credit administration.      Asset Quality   December 31,   (dollars in thousands) 2017 2016 2015 2014 2013   Nonaccrual loans   Commercial loans:   Investor commercial real estate $ — $ — $ — $ 87 $ 1,054   Total commercial loans — — — 87 1,054   Consumer loans:   Residential mortgage 724 1,024 103 25 630   Home equity 83 — — — —   Other consumer 32 59 64 123 150   Total consumer loans 839 1,083 167 148 780   Total nonaccrual loans 839 1,083 167 235 1,834   Past Due 90 days and accruing loans   Consumer loans:   Residential mortgage — — — 57 —   Other consumer — — — 4 18   Total consumer loans — — — 61 18   Total past due 90 days and accruing loans — — — 61 18   Total nonperforming loans 839 1,083 167 296 1,852   Other real estate owned   Investor commercial real estate 4,488 4,488 4,488 4,488 4,013   Residential mortgage 553 45 — — 368   Total other real estate owned 5,041 4,533 4,488 4,488 4,381   Other nonperforming assets 12 85 85 82 956   Total nonperforming assets $ 5,892 $ 5,701 $ 4,740 $ 4,866 $ 7,189   Total nonperforming loans to total loans 0.04% 0.09% 0.02% 0.04% 0.37%   Total nonperforming assets to total assets 0.21% 0.31% 0.37% 0.50% 0.90%     A loan is designated as impaired, in accordance with the impairment accounting guidance when, based on current   information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according   to the contractual terms of the loan agreement. Payments with delays generally not exceeding 90 days outstanding are not considered   impaired. Certain nonaccrual and substantially all delinquent loans more than 90 days past due may be considered to be impaired.   Generally, loans are placed on nonaccrual status at 90 days past due and accrued interest is reversed against earnings, unless the   loan is well-secured and in the process of collection. The accrual of interest on impaired and nonaccrual loans is discontinued   when, in management’s opinion, the borrower may be unable to meet payments as they become due.     Impaired loans include nonperforming loans but also include loans modified in troubled debt restructurings (“TDRs”)   where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction   in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance, or other actions intended to maximize   collection.

34   Nonperforming loans are comprised of total nonaccrual loans and loans 90 days past due and accruing. Nonperforming   assets include nonperforming loans, other real estate owned and other nonperforming assets, which consist of repossessed assets.   Nonperforming assets also included investments that were classified as other-than-temporarily impaired.   Troubled Debt Restructurings   December 31,   (amounts in thousands) 2017 2016 2015 2014 2013   Troubled debt restructurings – nonaccrual $ — $ — $ — $ 5 $ 27   Troubled debt restructurings – performing 473 757 1,115 1,125 1,243   Total troubled debt restructurings $ 473 $ 757 $ 1,115 $ 1,130 $ 1,270     Total nonperforming assets increased $0.2 million, or 3.3%, from December 31, 2016. The increase in total nonperforming   assets was due primarily to a $0.5 million increase in residential mortgage other real estate owned but was partially offset by a   $0.2 million decrease in nonaccrual loans. As a result of the decrease in nonperforming loans, the ratio of nonperforming loans   to total loans decreased to 0.04% as of December 31, 2017 compared to 0.09% as of December 31, 2016. While total nonperforming   assets increased slightly year-over-year, the pace of total asset growth was higher and, as a result, the ratio of nonperforming assets   to total assets decreased to 0.21% as of December 31, 2017 compared to 0.31% as of December 31, 2016.   As of December 31, 2017 and December 31, 2016, the Company had one commercial property in other real estate owned   with a carrying value of $4.5 million. This balance primarily consists of a property with two buildings which are residential units   adjacent to a university campus. Improvements to the property have been made in collaboration with the university and the   property continues to be occupied. As of December 31, 2017, the Company also had one residential property in other real estate   owned with a carrying value of $0.6 million.   Allowance for Loan Losses   December 31,   (amounts in thousands) 2017 2016 2015 2014 2013   Balance, beginning of period $ 10,981 $ 8,351 $ 5,800 $ 5,426 $ 5,833   Provision charged to expense 4,872 4,330 1,946 349 324   Losses charged off   Commercial and industrial (271) (1,582) — (14) —   Investor commercial real estate — — — — (238)   Residential mortgage (116) (134) (185) (247) (164)   Home equity — (33) — — —   Other consumer (895) (440) (451) (596) (810)   Total losses charged off (1,282) (2,189) (636) (857) (1,212)   Recoveries   Commercial and industrial 69 187 — — 70   Investor commercial real estate — — 500 460 —   Residential mortgage 4 30 407 38 98   Home equity 23 13 1 — —   Other consumer 303 259 333 384 313   Total recoveries 399 489 1,241 882 481   Balance, end of period $ 14,970 $ 10,981 $ 8,351 $ 5,800 $ 5,426   The determination of the allowance for loan losses and the related provision for loan losses are components of our   significant accounting policies as discussed within Note 1 to the consolidated financial statements. The adequacy of the allowance   for loan losses and the provision are based on the review and evaluation of the loan portfolio and reflect management’s assessment   of the risks and potential losses within the portfolio. This evaluation considers historical loss experience as well as qualitative   factors such as economic and business conditions, portfolio growth, concentrations of credit in the portfolio, trends in risk grades   and delinquencies within the portfolio and changes in our lending policies and practices.     Management actively monitors asset quality and, when appropriate, charges off loans against the allowance for loan   losses. Although management believes it uses the best information available to make determinations with respect to the allowance

35   for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in   the assumptions used to determine the size of the allowance for loan losses.   The allowance for loan losses was $15.0 million as of December 31, 2017, compared to $11.0 million as of December 31,   2016. The increase of $4.0 million, or 36.3%, was due primarily to the continued growth in loan balances. During the twelve   months ended December 31, 2017, the Company recorded net charge-offs of $0.9 million, compared to net charge-offs of $1.7   million during the twelve months ended December 31, 2016. The $0.8 million decrease in net charge-offs was due primarily to   a $1.2 million decrease in net charge-offs for commercial and industrial loans partially offset by a $0.4 million increase in net   charge-offs for other consumer loans. The decrease in net charge-offs for commercial and industrial loans was primarily due to   a $1.6 million charge-off of a single commercial and industrial loan in 2016.    The allowance for loan losses as a percentage of total loans was 0.72% as of December 31, 2017 compared to 0.88%   as of December 31, 2016, and increased as a percentage of nonperforming loans to 1,784.3% as of December 31, 2017, from to   1,013.9% as of December 31, 2016. The decrease in the allowance for loan losses as a percentage of total loans was due primarily   to the strong growth in the public finance loan portfolio, as this loan category has a lower loss reserve factor than other loan types.   Investment Securities   In managing the Company’s investment securities portfolio, management focuses on providing an adequate level of   liquidity and establishing an interest rate-sensitive position, while earning an adequate level of investment income without taking   undue risk. Investment securities that are acquired and held principally for the purpose of selling them in the near term with the   objective of generating economic profits on short-term differences in market characteristics are classified as securities held for   trading. Securities that we intend to hold until maturity are classified as held-to-maturity securities, and all other investment   securities are classified as available-for-sale. The carrying values of available-for-sale investment securities are adjusted for   unrealized gains or losses as a valuation allowance and any gain or loss is reported on an after-tax basis as a component of other   comprehensive income (loss).   The Company periodically evaluates each security in an unrealized loss position to determine if the impairment is   temporary or other-than-temporary. As of December 31, 2017, the unrealized losses in the Company’s investment securities   portfolio were due primarily to interest rate changes. The Company has the ability and intent to hold all investment securities   with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the   underlying investment security. As of December 31, 2017, the Company did not have any investment securities of a single issuer   that exceeded 10% of shareholders’ equity. The term "issuer" excludes the U.S. Government and its sponsored agencies and   corporations.     The following tables present the amortized cost and approximate fair value of the Company’s investment securities   portfolio by security type as of the end of the last five years.   (amounts in thousands) December 31,   Amortized Cost 2017 2016 2015 2014 2013   Securities available-for-sale   U.S. Government-sponsored agencies $ 133,424 $ 92,599 $ 38,093 $ 13,680 $ 57,569   Municipal securities 97,370 97,647 21,091 — 46,126   Mortgage-backed securities 215,452 238,354 113,948 117,134 76,371   Asset-backed securities 5,000 19,470 19,444 4,913 —   Corporate securities 27,111 20,000 20,000 — —   Other securities 3,000 3,000 3,000 2,000 5,025   Total securities available-for-sale 481,357 471,070 215,576 137,727 185,091   Securities held-to-maturity   Municipal securities 10,164 10,171 — — —   Corporate securities 9,045 6,500 — — —   Total securities held-to-maturity 19,209 16,671 — — —   Total securities $ 500,566 $ 487,741 $ 215,576 $ 137,727 $ 185,091

36   December 31,   Approximate Fair Value 2017 2016 2015 2014 2013   Securities available-for-sale   U.S. Government-sponsored agencies $ 133,190 $ 91,896 $ 37,750 $ 13,552 $ 56,277   Municipal securities 96,377 91,886 21,469 — 46,323   Mortgage-backed securities 209,720 231,641 113,052 117,048 75,173   Asset-backed securities 5,009 19,534 19,361 4,912 —   Corporate securities 26,047 18,811 19,087 — —   Other securities 2,932 2,932 2,979 2,006 3,636   Total securities available-for-sale 473,275 456,700 213,698 137,518 181,409   Securities held-to-maturity   Municipal securities 9,847 9,673 — — —   Corporate securities 9,236 6,524 — — —   Total securities held-to-maturity 19,083 16,197 — — —   Total securities $ 492,358 $ 472,897 $ 213,698 $ 137,518 $ 181,409   The approximate fair value of investment securities available-for-sale increased $16.6 million, or 3.6%, to $473.3 million   as of December 31, 2017 compared to $456.7 million as of December 31, 2016. The increase was due primarily to increases of   $41.3 million in U.S. Government-sponsored agencies, $7.2 million in corporate securities and $4.5 million in municipal securities.   These increases were offset by decreases of $21.9 million in mortgage-backed securities and $14.5 million in asset-backed securities.   The increases in U.S. Government-sponsored agencies and corporate securities are due primarily to purchases of floating rate   instruments during the year. The decline in mortgage-backed securities was driven by principal amortization and prepayments.   The decline in asset-backed securities was due to certain securities that were called by the issuers during 2017. As of December 31,   2017, the Company had securities with an amortized cost basis of $19.2 million designated as held-to-maturity compared to $16.7   million as of December 31, 2016.   Investment Maturities   The following table summarizes the contractual maturity schedule of the Company’s investment securities at their   amortized cost and their weighted average yields at December 31, 2017.   1 year or less   More than 1 year   to 5 years   More than 5 years   to 10 years More than 10 years Total   (dollars in thousands)   Amortized   Cost   Wtd.   Avg.   Yield   Amortized   Cost   Wtd.   Avg.   Yield   Amortized   Cost   Wtd.   Avg.   Yield   Amortized   Cost   Wtd.   Avg.   Yield   Amortized   Cost   Wtd.   Avg.   Yield   Securities:   U.S. Government-   sponsored agencies 1 $ — 0.00% $ 826 (1.25)% $ 13,983 1.92% $ 118,615 2.07% $ 133,424 2.03%   Municipal securities — 0.00% — 0.00% 11,383 2.49% 96,151 2.91% 107,534 2.86%   Mortgage-backed   securities — 0.00% — 0.00% 25,675 2.23% 189,777 2.29% 215,452 2.29%   Asset-backed securities — 0.00% — 0.00% 5,000 2.96% — 0.00% 5,000 2.96%   Corporate securities — 0.00% — 0.00% 23,057 4.14% 13,099 3.70% 36,156 3.98%   Total securities 2 $ — 0.00% $ 826 (1.25)% $ 79,098 2.82% $ 417,642 2.42% $ 497,566 2.49%   ___________________________________   1 The negative weighted average yield related to U.S. Government-sponsored agencies with contractual maturities of more than 1 year to 5 years is due   primarily to accelerated premium amortization resulting from principal prepayments.   2 A $3.0 million investment security has been excluded from this table because the security does not have a maturity date.

37   Deposits   The following table presents the composition of the Company's deposit base as of the end of the last five years.   December 31,   (dollars in thousands) 2017 2016 2015 2014 2013   Noninterest-bearing deposits $ 44,686 2.1% $ 31,166 2.1% $ 23,700 2.5% $ 21,790 2.9% $ 19,386 2.9%   Interest-bearing demand   deposits 94,674 4.5% 93,074 6.4% 84,241 8.8% 74,238 9.8% 73,748 11.0%   Regular savings accounts 49,939 2.4% 27,955 1.9% 22,808 2.4% 20,776 2.7% 14,330 2.1%   Money market accounts 499,501 24.0% 340,240 23.3% 341,732 35.7% 267,046 35.2% 255,169 37.9%   Certificates of deposits 1,319,488 63.3% 964,819 65.9% 470,736 49.2% 361,202 47.6% 292,685 43.5%   Brokered deposits 76,653 3.7% 5,613 0.4% 12,837 1.4% 13,546 1.8% 17,777 2.6%   Total $2,084,941 100.0% $1,462,867 100.0% $ 956,054 100.0% $ 758,598 100.0% $ 673,095 100.0%     Total deposits increased $622.1 million, or 42.5%, to $2.1 billion as of December 31, 2017 as compared to $1.5 billion   as of December 31, 2016. During 2017, certificates of deposits increased $354.7 million, or 36.8%, money market accounts   increased $159.3 million, or 46.8%, brokered deposits increased $71.0 million, or 1,265.6%, and regular savings accounts increased   $22.0 million, or 78.6%. In 2017, brokered deposits with longer-term maturities were used to manage long-term interest rate risk.   The following tables present contractual interest rates paid on time deposits, their scheduled maturities, and the scheduled   maturities for time deposits $100,000 or greater.   Time Deposits   (dollars in thousands) December 31, 2017   Interest Rate:   <1.00% $ 2,104   1.00% – 1.99% 1,031,619   2.00% – 2.99% 359,884   3.00% – 3.99% —   4.00% – 4.99% 2,534   Total $ 1,396,141     Time Deposit Maturities at December 31, 2017   Period to Maturity Percentage of   Total   Certificate   Accounts(dollars in thousands)   Less than 1   year   > 1 year   to 2 years   > 2 years   to 3 years   More than   3 years Total   Interest Rate:   <1.00% $ 2,104 $ — $ — $ — $ 2,104 0.2%   1.00% – 1.99% 676,048 175,599 59,183 120,789 1,031,619 73.8%   2.00% – 2.99% — 3,914 67,420 288,550 359,884 25.8%   3.00% – 3.99% — — — — — —%   4.00% – 4.99% 2,534 — — — 2,534 0.2%   Total $ 680,686 $ 179,513 $ 126,603 $ 409,339 $ 1,396,141 100.0%

38   Time Deposit Maturities of $100,000 or Greater   (dollars in thousands) December 31, 2017   Maturity Period:   3 months or less $ 220,879   Over 3 through 6 months 178,691   Over 6 through 12 months 345,153   Over 12 months 391,801   Total $ 1,136,524   Federal Home Loan Bank Advances     Although deposits are the primary source of funds for our lending and investment activities and for general business   purposes, we may use short term advances from the FHLB to manage liquidity needs and longer term advances to supplement   balance sheet growth and manage interest rate risk. The following table is a summary of FHLB borrowings for the periods indicated.   At or for the Twelve Months Ended December 31,   (dollars in thousands) 2017 2016 2015   Balance outstanding at end of period $ 410,176 $ 189,981 $ 190,957   Average amount outstanding during period 339,823 164,606 134,689   Maximum outstanding at any month end during period 435,183 197,980 190,957   Weighted average interest rate at end of period 1.50% 1.21% 0.81%   Weighted average interest rate during period 1.24% 1.20% 1.09%   Liquidity and Capital Resources   While the Company believes it has sufficient liquidity and capital resources to meet its cash and capital expenditure   requirements for at least the next twelve months, including any cash dividends it may pay, the Company intends to continue   pursuing its growth strategy, which may require additional capital. If the Company is unable to secure such capital at favorable   terms, its ability to execute its growth strategy could be adversely affected.   Liquidity management is the process used by the Company to manage the continuing flow of funds necessary to meet   its financial commitments on a timely basis and at a reasonable cost while also maintaining safe and sound operations. Liquidity,   represented by cash and investment securities, is a product of the Company’s operating, investing and financing activities. The   primary sources of funds are deposits, principal and interest payments on loans and investment securities, maturing loans and   investment securities, access to wholesale funding sources and collateralized borrowings. While scheduled payments and maturities   of loans and investment securities are relatively predictable sources of funds, deposit flows are greatly influenced by interest rates,   general economic conditions and competition. Therefore, the Company supplements organic deposit growth and enhances interest   rate risk management through brokered deposits and borrowings.   The Company maintains cash and investment securities that qualify as liquid assets to maintain adequate liquidity to   ensure safe and sound operations and meet its financial commitments. At December 31, 2017, on a consolidated basis, the Company   had $521.3 million in cash and cash equivalents, interest-bearing time deposits and investment securities available-for-sale and   $51.4 million in loans held-for-sale that were generally available for its cash needs. The Company can also generate funds from   wholesale funding sources and collateralized borrowings. At December 31, 2017, the Bank had the ability to borrow an additional   $551.9 million in advances from the FHLB and correspondent bank Fed Funds lines of credit.   The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating   expenses, the Company is responsible for paying any dividends declared to its common shareholders and interest and principal   on outstanding debt. The Company’s primary sources of funds are cash maintained at the holding company level and dividends   from the Bank, the payment of which is subject to regulatory limits. At December 31, 2017, the Company, on an unconsolidated   basis, had $32.8 million in cash generally available for its cash needs.

39   The Company uses its sources of funds primarily to meet ongoing financial commitments, including withdrawals by   depositors, credit commitments to borrowers, operating expenses and capital expenditures. At December 31, 2017, approved   outstanding loan commitments, including unused lines of credit, amounted to $155.4 million. Certificates of deposit scheduled   to mature in one year or less at December 31, 2017 totaled $680.7 million. Generally, the Company believes that a majority of   maturing deposits will remain with the Bank.   In March 2013, the Company borrowed $4.0 million from the Bank for the purchase of the Company’s principal executive   offices. The original scheduled maturity date of the loan was March 6, 2014. Effective March 6, 2014, the Company entered into   an Acknowledgment, Confirmation and Amendment that, among other things, extended the maturity of the loan to March 6, 2015.   Effective March 6, 2015, the Company entered into a Second Acknowledgment, Confirmation and Amendment that extended the   maturity of the loan to March 6, 2016. Effective February 26, 2016, the Company entered into a Third Acknowledgment,   Confirmation and Amendment that extended the maturity of the loan to March 6, 2017. Effective February 21, 2017, the Company   entered into a Fourth Acknowledgment, Confirmation and Amendment that, among other things, replaced the principal amount   of the loan with $3.6 million and extended the maturity of the loan to March 6, 2020. The loan bears interest during the term at   a variable rate equal to the then applicable prime rate (as determined by the Bank with reference to the “Prime Rate” published   in The Wall Street Journal) plus 1.00% per annum. The loan agreement contains customary warranties and representations,   affirmative covenants and events of default. The loan agreement provides that the loan is to be secured by a first priority mortgage   and lien on the acquired property and requires that the Company, at all times, maintain collateral securing the loan with an “as is”   market value of not less than 1.3 times the principal balance of the loan.

40   Reconciliation of Non-GAAP Financial Measures   This annual report on Form 10-K contains financial information determined by methods other than in accordance with   U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, specifically tangible common equity,   tangible assets, tangible book value per common share, average tangible common equity, return on average tangible common   equity and the ratio of tangible common equity to tangible assets, net interest income - FTE, net interest margin - FTE, adjusted   net income, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average shareholders' equity,   adjusted return on average tangible common equity, adjusted income tax expense and adjusted effective income tax rate are used   by management to measure the strength of the Company's capital and analyze profitability, including its ability to generate earnings   on tangible capital invested by its shareholders. Management also believes that it is a standard practice in the banking industry   to present net interest margin and net income on a fully-taxable equivalent basis as those measures provide useful information for   peer comparisons. Although the Company believes these non-GAAP measures provide a greater understanding of its business,   they should not be considered a substitute for financial measures determined in accordance with GAAP, nor are they necessarily   comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of these non-GAAP   financial measures to the most directly comparable GAAP financial measures are included in the following table.   (dollars in thousands, except share and per   share data)   At or for the Twelve Months Ended December 31,   2017 2016 2015 2014 2013   Total equity - GAAP $ 224,127 $ 153,942 $ 104,330 $ 96,785 $ 90,908   Adjustments:   Goodwill (4,687) (4,687) (4,687) (4,687) (4,687)   Tangible common equity $ 219,440 $ 149,255 $ 99,643 $ 92,098 $ 86,221   Total assets - GAAP $ 2,767,687 $ 1,854,335 $ 1,269,870 $ 970,503 $ 802,342   Adjustments:   Goodwill (4,687) (4,687) (4,687) (4,687) (4,687)   Tangible assets $ 2,763,000 $ 1,849,648 $ 1,265,183 $ 965,816 $ 797,655   Total common shares outstanding 8,411,077 6,478,050 4,481,347 4,439,575 4,448,326   Book value per common share $ 26.65 $ 23.76 $ 23.28 $ 21.80 $ 20.44   Effect of goodwill (0.56) (0.72) (1.04) (1.06) (1.06)   Tangible book value per common share $ 26.09 $ 23.04 $ 22.24 $ 20.74 $ 19.38   Total shareholders’ equity to assets ratio 8.10% 8.30% 8.22% 9.97% 11.33 %   Effect of goodwill (0.16)% (0.23)% (0.34)% (0.43)% (0.52)%   Tangible common equity to tangible assets   ratio 7.94% 8.07% 7.88% 9.54% 10.81 %   Total average equity - GAAP $ 178,212 $ 124,023 $ 100,428 $ 93,796 $ 64,704   Adjustments:   Average goodwill (4,687) (4,687) (4,687) (4,687) (4,687)   Average tangible common equity $ 173,525 $ 119,336 $ 95,741 $ 89,109 $ 60,017   Return on average shareholders' equity 8.54% 9.74% 8.89% 4.61% 7.10 %   Effect of goodwill 0.23% 0.38% 0.44% 0.24% 0.55 %   Return on average tangible common equity 8.77% 10.12% 9.33% 4.85% 7.65 %   Net interest income $ 53,982 $ 39,689 $ 30,753 $ 22,287 $ 17,448   Adjustments:   Fully-taxable equivalent adjustments1 4,053 1,090 224 49 868   Net interest income - FTE $ 58,035 $ 40,779 $ 30,977 $ 22,336 $ 18,316   Net interest margin 2.39% 2.49% 2.85% 2.65% 2.67 %   Effect of fully-taxable equivalent   adjustments1 0.18% 0.06% 0.02% 0.00% 0.12 %   Net interest margin - FTE 2.57% 2.55% 2.87% 2.65% 2.79%   1Assuming a 35% tax rate

41   (dollars in thousands, except share and per share   data)   At or for the Twelve Months Ended December 31,   2017 2016 2015 2014 2013   Net income - GAAP $ 15,226 $ 12,074 $ 8,929 $ 4,324 $ 4,593   Adjustments:   Net deferred tax asset revaluation 1,846 — — — —   Adjusted net income $ 17,072 $ 12,074 $ 8,929 $ 4,324 $ 4,593   Diluted average common shares outstanding 7,149,302 5,239,082 4,554,219 4,507,995 3,050,001   Diluted earnings per share - GAAP $ 2.13 $ 2.30 $ 1.96 $ 0.96 $ 1.51   Adjustments:   Effect of net deferred tax asset revaluation 0.26 — — — —   Adjusted diluted earnings per share $ 2.39 $ 2.30 $ 1.96 $ 0.96 $ 1.51   Return on average assets 0.66% 0.74% 0.81% 0.50% 0.67%   Effect of net deferred tax asset revaluation 0.08% 0.00% 0.00% 0.00% 0.00%   Adjusted return on average assets 0.74% 0.74% 0.81% 0.50% 0.67%   Return on average shareholders' equity 8.54% 9.74% 8.89% 4.61% 7.10%   Effect of net deferred tax asset revaluation 1.04% 0.00% 0.00% 0.00% 0.00%   Adjusted return on average shareholders' equity 9.58% 9.74% 8.89% 4.61% 7.10%   Return on average tangible common equity 8.77% 10.12% 9.33% 4.85% 7.65%   Effect of net deferred tax asset revaluation 1.07% 0.00% 0.00% 0.00% 0.00%   Adjusted return on average tangible common equity 9.84% 10.12% 9.33% 4.85% 7.65%   Income tax expense - GAAP $ 7,702 $ 5,911 $ 4,736 $ 2,126 $ 1,566   Adjustments:   Net deferred tax asset revaluation (1,846) — — — —   Adjusted income tax expense $ 5,856 $ 5,911 $ 4,736 $ 2,126 $ 1,566   Effective income tax rate 33.6% 32.9% 34.7% 33.0% 25.4%   Effect of net deferred tax asset revaluation (8.1)% 0.0% 0.0% 0.0% 0.0%   Adjusted effective income tax rate 25.5% 32.9% 34.7% 33.0% 25.4%   Critical Accounting Policies and Estimates     Allowance for Loan Losses. We believe the allowance for loan losses is the critical accounting policy that requires the   most significant judgments and assumptions used in the preparation of our consolidated financial statements. An estimate of   potential losses inherent in the loan portfolio is determined and an allowance for those losses is established by considering factors   including historical loss rates, expected cash flows, and estimated collateral values. The allowance for loan losses represents   management’s best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the   provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Management evaluates the   allowance for loan losses quarterly. If the underlying assumptions later prove to be inaccurate based on subsequent loss evaluations,   the allowance for loan losses is adjusted.

42   Management estimates the appropriate level of allowance for loan losses by separately evaluating impaired and non-   impaired loans. A specific allowance is assigned to an impaired loan when expected cash flows or collateral do not justify the   carrying amount of the loan. The methodology used to assign an allowance to a non-impaired loan is more subjective. Generally,   the allowance assigned to non-impaired loans is determined by applying historical loss rates to existing loans with similar risk   characteristics, adjusted for qualitative factors including changes in economic conditions, changes in underwriting standards, and   changes in concentrations of credit risk, and changes in industry conditions. Because the economic and business climate in any   given industry or market, and its impact on any given borrower, can change rapidly, the risk profile of the loan portfolio is   periodically assessed and adjusted when appropriate. Notwithstanding these procedures, there still exists the possibility that the   assessment could prove to be significantly incorrect and that an immediate adjustment to the allowance for loan losses would be   required.     Investments in Debt and Equity Securities. We classify investments in debt and equity securities as available-for-sale in   accordance with Accounting Standards Codification, or ASC, Topic 320, “Accounting for Certain Investments in Debt and Equity   Securities.” Securities classified as held-to-maturity would be recorded at cost or amortized cost. Available-for-sale securities are   carried at fair value. Fair value calculations are based on quoted market prices, when such prices are available. If quoted market   prices are not available, estimates of fair value are computed using a variety of pricing sources, including Reuters/EJV, Interactive   Data and Standard & Poors. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these   investments could differ from the estimated amounts, thereby affecting our financial position, results of operations and cash flows.   If the estimated value of investments is less than the cost or amortized cost, management evaluates whether an event or change   in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. If such an event or   change has occurred and management determines that the impairment is other-than-temporary, a further determination is made as   to the portion of impairment that is related to credit loss. The impairment of the investment that is related to the credit loss is   expensed in the period in which the event or change occurred. The remainder of the impairment is recorded in other comprehensive   income (loss).     Other Real Estate Owned (“OREO”). OREO acquired through loan foreclosure is initially recorded at fair value less   costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the   allowance for loan losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair   value of the OREO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent   to foreclosure, a valuation adjustment is recorded through noninterest expense. Net operating costs associated with the assets after   acquisition are also recorded as noninterest expense. Gains and losses on the disposition of OREO and foreclosed assets are netted   and posted through noninterest income.     Impairment of Goodwill. As a result of the Company’s previous acquisition of Landmark Financial Corporation, goodwill,   an intangible asset with an indefinite life, is reflected on the balance sheet. Goodwill is evaluated for impairment annually, unless   there are factors present that indicate a potential impairment, in which case, the goodwill impairment test is performed more   frequently.     Deferred Income Tax Assets/Liabilities. Our net deferred income tax asset arises from differences in the dates that items   of income and expense enter into our reported income and taxable income. Deferred tax assets and liabilities are established for   these items as they arise. From an accounting standpoint, deferred tax assets are reviewed to determine if they are realizable based   on the historical level of taxable income, estimates of future taxable income and the reversals of deferred tax liabilities. In most   cases, the realization of the deferred tax asset is based on future profitability. If we were to experience net operating losses for tax   purposes in a future period, the realization of deferred tax assets would be evaluated for a potential valuation reserve.     Recent Accounting Pronouncements      Refer to Note 21 to the Company’s consolidated financial statements.   Off-Balance Sheet Arrangements     In the ordinary course of business, the Company enters into financial transactions to extend credit, interest rate swaps   and forms of commitments that may be considered off-balance sheet arrangements. Interest rate swaps are arranged to receive   hedge accounting treatment and are classified as either fair value or cash flow hedges. Fair value hedges are purchased to convert   certain fixed rate assets to floating rate. At December 31, 2017 and December 31, 2016, the Company had interest rate swaps   with notional amounts of $141.1 million and $0.0 million, respectively. Additionally, we enter into forward contracts relating to   our mortgage banking business to hedge the exposures we have from commitments to extend new residential mortgage loans to   our customers and from our mortgage loans held-for-sale. At December 31, 2017 and December 31, 2016, we had commitments   to sell residential real estate loans of $51.1 million and $61.0 million, respectively. These contracts mature in less than one year.

43   Refer to Note 17 to the Company's consolidated financial statements for additional information about derivative financial   instruments.   Contractual Obligations   The following table presents significant fixed and determinable contractual obligations and significant commitments as   of December 31, 2017. Further discussion of each obligation or commitment is included in the referenced note to the consolidated   financial statements.   Payments Due In   (dollars in thousands)   Note   Reference   Less than 1   year 1-3 years 3-5 years   More than   5 years Total   Deposits without stated maturity1 7 $ 688,800 $ — $ — $ — $ 688,800   Certificates of deposits and brokered deposits1 7 680,690 306,154 396,410 13,388 1,396,642   FHLB advances1 8 55,000 30,000 110,000 215,000 410,000   Subordinated debt1 9 — — 3,000 35,000 38,000   Operating lease commitments 14 733 1,507 544 116 2,900   Total contractual obligations $ 1,425,223 $ 337,661 $ 509,954 $ 263,504 $ 2,536,342   1 Amounts do not include associated interest payments.     Item 7A. Quantitative and Qualitative Disclosures about Market Risk   Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in   interest rates, foreign exchange rates and equity prices. The primary source of market risk for the Company is interest rate risk.   Interest rate risk is the risk to earnings and the value of the Company’s equity resulting from changes in market interest rates and   arises in the normal course of business to the extent that there are timing and volume differences between the amount of interest-   earning assets and the amount of interest-bearing liabilities that are prepaid, withdrawn, re-priced or mature in specified periods.   The Company seeks to achieve consistent growth in net interest income and equity while managing volatility arising from shifts   in market interest rates.   The Company monitors its interest rate risk position using income simulation models and economic value of equity   (“EVE”) sensitivity analysis that capture both short-term and long-term interest rate risk exposure. Income simulation involves   forecasting net interest income (“NII”) under a variety of interest rate scenarios. The Company uses EVE sensitivity analysis to   understand the impact of changes in interest rates on long-term cash flows, income and capital. EVE is calculated by discounting   the cash flows for all balance sheet instruments under different interest-rate scenarios. Modeling the sensitivity of NII and EVE   to changes in market interest rates is highly dependent on the assumptions incorporated into the modeling process. The Company   continually reviews and refines the assumptions used in its interest rate risk modeling.   Presented below is the estimated impact on the Company's NII and EVE position as of December 31, 2017, assuming   parallel shifts in interest rates:   % Change from Base Case for Parallel Changes in Rates   -100 Basis Points 1 +100 Basis Points +200 Basis Points   NII - next twelve months 4.63% (1.05)% (1.99)%   EVE 9.65% (11.75)% (22.24)%   ___________________________________   1 Because certain current interest rates are at or below 1.00%, the 100 basis point downward shock assumes that certain corresponding interest   rates approach an implied floor that, in effect, reflects a decrease of less than the full 100 basis point downward shock.   The Company’s objective is to manage the balance sheet with a bias toward asset sensitivity while simultaneously   balancing the potential earnings impact of this strategy. A “risk-neutral” position refers to the absence of a strong bias toward   either asset or liability sensitivity. An “asset sensitive” position refers to when the characteristics of the balance sheet are expected   to generate higher net interest income when interest rates, primarily short-term rates, increase as rates earned on interest-earning   assets would reprice upward more quickly or in greater quantities than rates paid on interest-bearing liabilities would reprice. A   “liability sensitive” position refers to when the characteristics of the balance sheet are expected to generate lower net interest   income when short-term interest rates increase as rates paid on interest-bearing liabilities would reprice upward more quickly or   in greater quantities than rates earned on interest-earning assets.

44   Item 8. Financial Statements and Supplementary Data     The consolidated financial statements and notes thereto required pursuant to this Item begin on page F-1 of this report.   Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure     None.     Item 9A. Controls and Procedures     Evaluation of Disclosure Controls and Procedures     The Company maintains disclosure controls and procedures that are designed to ensure that information the Company   is required to disclose in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the   “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in SEC rules and forms. These   controls and procedures are also designed to ensure that such information is accumulated and communicated to management,   including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required   disclosure. In designing and evaluating disclosure controls and procedures, the Company has recognized that any controls and   procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control   objectives. Management is required to apply judgment in evaluating its controls and procedures.     The Company performed an evaluation under the supervision and with the participation of management, including the   Company’s principal executive officer and principal financial officer, to assess the effectiveness of the design and operation of   our disclosure controls and procedures under the Exchange Act. Based on that evaluation, our management, including our principal   executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of   December 31, 2017.     Report of Management's Assessment of Internal Control Over Financial Reporting   Management is responsible for establishing and maintaining adequate internal control over financial reporting for the   Company, including accounting and other internal control systems that, in the opinion of management, provide reasonable assurance   that (1) transactions are properly authorized, (2) the assets are properly safeguarded, and (3) transactions are properly recorded   and reported to permit the preparation of the consolidated financial statements in conformity with accounting principles generally   accepted in the United States. The Company’s management assessed the effectiveness of the Company’s internal control over   financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee   of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on   that assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting   was effective based on those criteria. The Company’s internal control over financial reporting as of December 31, 2017 has been   audited by BKD, LLP, an independent registered public accounting firm, as stated in its report appearing on page F-2.      Changes in Internal Control Over Financial Reporting     There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31,   2017, that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.     Item 9B. Other Information     None.

45   PART III   Certain information required by Part III is incorporated by reference from our definitive Proxy Statement for our 2018   Annual Meeting of Shareholders (the “Proxy Statement”), which we intend to file with the SEC pursuant to Regulation 14A within   120 days after December 31, 2017. Except for those portions specifically incorporated by reference from our Proxy Statement,   no other portions of the Proxy Statement are deemed to be filed as part of this report.     Item 10. Directors, Executive Officers and Corporate Governance     Directors     Incorporated into this Item by reference is the information set forth under the caption “Proposal No. 1 – Election of   Directors” in the Proxy Statement.     Executive Officers     Our executive officers are as follows:   Name Age Position   David B. Becker 64 Chairman, President, Chief Executive Officer and Director   Kenneth J. Lovik 48 Executive Vice President and Chief Financial Officer   Nicole S. Lorch 43 Executive Vice President and Chief Operating Officer   C. Charles Perfetti 73 Executive Vice President and Secretary     David B. Becker has served as our Chairman of the Board since 2006 and as our President and Chief Executive Officer   since 2007. Mr. Becker is the founder of the Bank, and has served as an officer and director of the Bank since 1998.   Kenneth J. Lovik has served as Executive Vice President and Chief Financial Officer of the Company since January 2017.   Mr. Lovik joined the Company in August 2014 as Senior Vice President and Chief Financial Officer. Previously, he served as   Senior Vice President, Investor Relations and Corporate Development, at First Financial Bancorp, a publicly traded bank holding   company headquartered in Cincinnati, Ohio, from February 2013 to May 2014. Prior to that, he served as its Vice President,   Investor Relations and Corporate Development, from 2010 to February 2013. Before First Financial Bancorp, he served as Vice   President – Investment Banking at Milestone Advisors, LLC from October 2008 to September 2009 and in the same position at   Howe Barnes Hoefer & Arnett, Inc. from 2004 to 2008.   Nicole S. Lorch has served as Executive Vice President and Chief Operating Officer since January 2017. Ms. Lorch joined   the Company as Director of Marketing in 1999 and served as Vice President, Marketing & Technology from 2003 to 2011 and   Senior Vice President, Retail Banking from 2011 to January 2017. She previously served as Director of Marketing at Virtual   Financial Services, an online banking services provider, from 1996 to 1999.   C. Charles Perfetti has served as Executive Vice President since January 2017 and Secretary since May 2014. He   previously served as Senior Vice President from 2012 until January 2017. Mr. Perfetti joined First Internet Bancorp in 2007 upon   our acquisition of Landmark Financial Corporation, where he had served as President from 1989 to 2007. He previously conducted   independent real estate and government consulting and served as the Chief Investment Manager of the State of Indiana from 1979   to 1986.   Executive officers are elected annually by our Board of Directors and serve a one-year period or until their successors   are elected. None of the above-identified executive officers are related to each other or to any of our directors.     Code of Business Conduct and Ethics     We have adopted a code of business conduct and ethics that applies to all of our directors and officers and other employees,   including our principal executive officer and principal financial officer. This code is publicly available through the Corporate   Governance section of our website at www.firstinternetbancorp.com. To the extent permissible under applicable law, the rules of   the SEC or Nasdaq listing standards, we intend to post on our website any amendment to the code of business conduct and ethics,   or any grant of a waiver from a provision of the code of business conduct and ethics, that requires disclosure under applicable law,   the rules of the SEC or Nasdaq listing standards.

46   Audit Committee     Incorporated into this Item by reference is the information relating to our audit committee set forth in the Proxy Statement   under the caption “Corporate Governance.”      Section 16(a) Beneficial Ownership Reporting Compliance     Incorporated into this Item by reference is the information relating to reports filed under Section 16(a) of the Exchange   Act set forth in the Proxy Statement under the caption “Corporate Governance.”     Corporate Governance     Incorporated into this Item by reference is the information relating to the procedures by which shareholders may   recommend nominees to the board of directors set forth in the Proxy Statement under the caption “Corporate Governance.”      Item 11. Executive Compensation     Incorporated into this Item by reference is the information in the Proxy Statement regarding the compensation of our   named executive officers appearing under the heading “Executive Compensation,” the information regarding compensation   committee interlocks and insider participation under the heading “Corporate Governance” and the information regarding   compensation of non-employee directors under the heading “Director Compensation.”     Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters     Incorporated into this Item by reference is the information in the Proxy Statement appearing under the headings “Security   Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plan Information.”     Item 13. Certain Relationships and Related Transactions, and Director Independence     Incorporated into this Item by reference is the information in the Proxy Statement regarding director independence and   related person transactions under the heading “Corporate Governance.”     Item 14. Principal Accounting Fees and Services     Incorporated into this Item by reference is the information in the Proxy Statement under the heading “Audit-Related   Matters.”

47   PART IV     Item 15. Exhibits, Financial Statement Schedules     (a) Documents Filed as Part of this annual report on Form 10-K:   1. See our financial statements beginning on page F-1.     (b) Exhibits:   Unless otherwise indicated, all documents incorporated into this annual report on Form 10-K by reference to a document   filed with the SEC pursuant to the Exchange Act are located under SEC file number 1-35750.

48   Exhibit No. Description   3.1 Articles of Incorporation of First Internet Bancorp (incorporated by reference to Exhibit 3.1 to registration   statement filed on Form 10 filed November 30, 2012)   3.2 Amended and Restated Bylaws of First Internet Bancorp as amended March 18, 2013 (incorporated by   reference to Exhibit 3.2 to annual report on Form 10-K for the year ended December 31, 2012)   4.1 Warrant to purchase common stock dated June 28, 2013 (incorporated by reference to Exhibit 4.1 to current   report on Form 8-K filed July 5, 2013)   4.2 Form of Senior Indenture (incorporated by reference to Exhibit 4.6 to registration statement on Form S-3   (Registration No. 333-208748) filed December 23, 2015)   4.3 Form of Subordinated Indenture (incorporated by reference to Exhibit 4.7 to registration statement on Form   S-3 (Registration No. 333-208748) filed December 23, 2015)   4.4 Subordinated Indenture, dated as of September 30, 2016, between First Internet Bancorp and U.S. Bank   National Association, as trustee (incorporated by reference to Exhibit 4.1 to current report on Form 8-K   filed on September 30, 2016)   4.5 First Supplemental Indenture, dated as of September 30, 2016, between First Internet Bancorp and U.S.   Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to current report on Form 8-   K filed on September 30, 2016)   4.6 Form of Global Note representing 6.0% Subordinated Notes due 2026 (incorporated by reference to   Exhibit A included in Exhibit 4.2 to current report on Form 8-K filed on September 30, 2016)   4.7 Form of Senior Indenture (incorporated by reference to Exhibit 4.5 to registration statement on Form S-3   (Registration No. 333-219841) filed August 9, 2017)   4.8 Form of Subordinated Indenture (incorporated by reference to Exhibit 4.6 to registration statement on Form   S-3 (Registration No. 333-219841) filed August 9, 2017)   10.1 First Internet Bancorp 2013 Equity Incentive Plan (incorporated by reference to Appendix A to the   definitive proxy statement on Schedule 14A filed April 9, 2013)*   10.2 Form of Restricted Stock Agreement under 2013 Equity Incentive Plan (incorporated by reference to   Exhibit 10.1 to current report on Form 8-K filed July 26, 2013)*   10.3 Form of Management Incentive Award Agreement - Restricted Stock Units under 2013 Equity Incentive   Plan (incorporated by reference to Exhibit 10.2 to quarterly report on form 10-Q for the fiscal quarter   ended March 31, 2017)*   10.4 First Internet Bancorp 2011 Directors’ Deferred Stock Plan (incorporated by reference to Exhibit 10.2 to   registration statement on Form 10 filed November 30, 2012)*   10.5 Amended and Restated Employment Agreement among First Internet Bank of Indiana, First Internet   Bancorp and David B. Becker dated March 28, 2013 (incorporated by reference to Exhibit 10.4 to annual   report on Form 10-K for the year ended December 31, 2012)*   10.6 Lease dated as of March 6, 2013, by and between First Internet Bancorp and First Internet Bank of Indiana   (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed March 11, 2013)   10.7 First Amendment to Office Lease dated as of July 1, 2015, by and between First Internet Bancorp and First   Internet Bank of Indiana (incorporated by reference to Exhibit 10.1 to quarterly report on Form 10-Q filed   August 5, 2015)   10.8 Second Amendment to Office Lease dated as of July 1, 2016, by and between First Internet Bancorp and   First Internet Bank of Indiana (incorporated by reference to Exhibit 10.2 to quarterly report on Form 10-Q   filed August 2, 2016)   10.9 Subordinated Debenture Purchase Agreement with Community BanCapital, L.P., dated June 28, 2013   (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed July 5, 2013)   10.10 Subordinated Debenture dated June 28, 2013 (incorporated by reference to Exhibit 10.2 to current report on   Form 8-K filed July 5, 2013)   10.11 2016 Senior Executive Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to quarterly report   on Form 10-Q filed May 4, 2016)*

49   Exhibit No. Description   10.12 Form of Director Restricted Stock Units Award under 2013 Equity Incentive Plan (incorporated by   reference to Exhibit 10.2 to quarterly report on Form 10-Q filed May 4, 2016)*   10.13 Loan Agreement dated as of March 6, 2013, by and between the Company and the Bank (incorporated by   reference to Exhibit 10.1 to current report on Form 8-K filed March 11, 2013)   10.14 First, Second and Third Acknowledgment, Confirmation and Amendment between First Internet Bank of   Indiana and First Internet Bancorp executed March 6, 2014, March 6, 2015 and February 26, 2016,   respectively (incorporated by reference to Exhibit 10.15 to annual report on Form 10-K for the fiscal year   ended December 31, 2015)   10.15 Fourth Acknowledgment, Confirmation and Amendment between First Internet Bank of Indiana and First   Internet Bancorp executed February 21, 2017 (incorporated by reference to Exhibit 10.14 to annual report   on Form 10-K for the fiscal year ended December 31, 2016)   10.16 Sales Agency Agreement, dated as of May 6, 2016, among First Internet Bancorp, First Internet Bank of   Indiana and Sandler O’Neill & Partners, L.P. (incorporated by reference to Exhibit 1.1 to current report on   Form 8-K filed May 6, 2016)   10.17 First Internet Bancorp Annual Bonus Plan (incorporated by reference to Exhibit 10.1 to quarterly report on   Form 10-Q for the fiscal quarter ended March 31, 2017)   21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 to annual report on Form 10-K for the fiscal   year ended December 31, 2016)   23.1 Consent of Independent Registered Public Accounting Firm   24.1 Powers of Attorney   31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer   31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer   32.1 Section 1350 Certifications   101.INS XBRL Instance Document   101.SCH XBRL Taxonomy Extension Schema   101.CAL XBRL Taxonomy Extension Calculation Linkbase   101.DEF XBRL Taxonomy Extension Definition Linkbase   101.LAB XBRL Taxonomy Extension Label Linkbase   101.PRE XBRL Taxonomy Extension Presentation Linkbase   __________________________________   *Management contract, compensatory plan or arrangement required to be filed as an exhibit.   Item 16. Form 10-K Summary.     None.

50   SIGNATURES     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly   caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2018.      FIRST INTERNET BANCORP      By: /s/ David B. Becker     David B. Becker,   Chairman, President and Chief Executive Officer     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following   persons on behalf of the Registrant and in the capacities indicated on March 8, 2018.     /s/ David B. Becker /s/ Kenneth J. Lovik   David B. Becker,   Chairman, President,   Chief Executive Officer and Director   (Principal Executive Officer)     Kenneth J. Lovik,   Executive Vice President and   Chief Financial Officer   (Principal Financial Officer and Principal Accounting   Officer)     * *   John K. Keach, Jr., Director David R. Lovejoy, Director     * *   Ann D. Murtlow, Director Ralph R. Whitney, Jr., Director     * *   Jerry Williams, Director Jean L. Wojtowicz, Director   _____________________________   * David B. Becker, by signing his name hereto, does hereby sign this document on behalf of each of the above-named   directors of the Registrant pursuant to powers of attorney duly executed by such persons.   By: /s/ David B. Becker   David B. Becker,   Attorney-in-Fact

F-1   Reports of Independent Registered Public Accounting Firm     To the Shareholders, Board of Directors and Audit Committee   First Internet Bancorp   Fishers, Indiana   Opinion on the Financial Statements   We have audited the accompanying consolidated balance sheets of First Internet Bancorp (Company) as of December 31, 2017   and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of   the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the "financial   statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the   financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each   of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in   the United States of America.   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the   Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-   Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and   our report dated March 8, 2018, expressed an unqualified opinion on the effectiveness of the Company’s internal control over   financial reporting.   Basis for Opinion   These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on   the Company's financial statements based on our audits.   We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in   accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission   and the PCAOB.   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the   audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to   error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements,   whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a   test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the   accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the   financial statements. We believe that our audits provide a reasonable basis for our opinion.   Emphasis of Matter   As discussed in Note 17 to the financial statements, in 2017, the entity adopted ASU 2017-12, Derivatives and Hedging (Topic   815): Targeted Improvements to Accounting for Hedging Activities. Our opinion is not modified with respect to this matter.   /s/ BKD, LLP   We have served as the Company's auditor since 2004.     Indianapolis, Indiana   March 8, 2018

F-2   Reports of Independent Registered Public Accounting Firm   To the Shareholders, Board of Directors and Audit Committee   First Internet Bancorp   Fishers, Indiana   Opinion on the Internal Control over Financial Reporting   We have audited First Internet Bancorp's (the “Company”) internal control over financial reporting as of December 31, 2017,   based on criteria established in Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring   Organizations of the Treadway Commission (COSO).   In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December   31, 2017, based on criteria established in Internal Control - Integrated Framework: (2013) issued by COSO.   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)   ("PCAOB"), the consolidated financial statements of the Company and our report dated March 8, 2018, expressed an unqualified   opinion thereon.   Basis for Opinion   The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment   of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management’s Assessment   of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over   financial reporting based on our audit.   We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in   accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission   and the PCAOB.   We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the   audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material   respects.   Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness   exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit   also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit   provides a reasonable basis for our opinion.   Definitions and Limitations of Internal Control over Financial Reporting   A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability   of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted   accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain   to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets   of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial   statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are   being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable   assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that   could have a material effect on the financial statements.

F-3   Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also,   projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because   of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.   /s/ BKD, LLP     Indianapolis, Indiana   March 8, 2018

F-4   First Internet Bancorp   Consolidated Balance Sheets   (Amounts in thousands except share data)   December 31,   2017 2016   Assets   Cash and due from banks $ 4,539 $ 2,282   Interest-bearing demand deposits 43,442 37,170   Total cash and cash equivalents 47,981 39,452   Interest-bearing time deposits — 250   Securities available-for-sale - at fair value (amortized cost of $481,357 in 2017 and $471,070   in 2016) 473,275 456,700   Securities held-to-maturity - at amortized cost (fair value of $19,083 in 2017 and $16,197 in   2016) 19,209 16,671   Loans held-for-sale (includes $23,571 in 2017 and $27,101 in 2016 at fair value) 51,407 27,101   Loans 2,091,193 1,250,789   Allowance for loan losses (14,970) (10,981)   Net loans 2,076,223 1,239,808   Accrued interest receivable 11,944 6,708   Federal Home Loan Bank of Indianapolis stock 19,575 8,910   Cash surrender value of bank-owned life insurance 35,105 24,195   Premises and equipment, net 10,058 10,044   Goodwill 4,687 4,687   Other real estate owned 5,041 4,533   Accrued income and other assets 13,182 15,276   Total assets $ 2,767,687 $ 1,854,335   Liabilities and shareholders’ equity   Liabilities   Noninterest-bearing deposits $ 44,686 $ 31,166   Interest-bearing deposits 2,040,255 1,431,701   Total deposits 2,084,941 1,462,867   Advances from Federal Home Loan Bank 410,176 189,981   Subordinated debt, net of unamortized discounts and debt issuance costs of $1,274 in 2017 and   $1,422 in 2016 36,726 36,578   Accrued interest payable 311 112   Accrued expenses and other liabilities 11,406 10,855   Total liabilities 2,543,560 1,700,393   Commitments and Contingencies   Shareholders’ equity   Preferred stock, no par value; 4,913,779 shares authorized; issued and outstanding - none — —   Voting common stock, no par value; 45,000,000 shares authorized; 8,411,077 and 6,478,050   shares issued and outstanding in 2017 and 2016, respectively 172,043 119,506   Nonvoting common stock, no par value; 86,221 shares authorized; issued and outstanding -   none — —   Retained earnings 57,103 43,704   Accumulated other comprehensive loss (5,019) (9,268)   Total shareholders’ equity 224,127 153,942   Total liabilities and shareholders’ equity $ 2,767,687 $ 1,854,335     See Notes to Consolidated Financial Statements

F-5   First Internet Bancorp   Consolidated Statements of Income   (Amounts in thousands except share and per share data)   Year Ended December 31,   2017 2016 2015   Interest income   Loans $ 70,465 $ 49,054 $ 37,049   Securities – taxable 10,036 7,326 3,728   Securities – non-taxable 2,786 1,856 312   Other earning assets 1,410 663 358   Total interest income 84,697 58,899 41,447   Interest expense   Deposits 23,975 15,853 8,755   Other borrowed funds 6,740 3,357 1,939   Total interest expense 30,715 19,210 10,694   Net interest income 53,982 39,689 30,753   Provision for loan losses 4,872 4,330 1,946   Net interest income after provision for loan losses 49,110 35,359 28,807   Noninterest income   Service charges and fees 888 818 764   Mortgage banking activities 7,836 12,398 9,000   Gain on sale of loans 395 — —   Gain (loss) on sale of securities (8) 177 —   Other 1,430 684 377   Total noninterest income 10,541 14,077 10,141   Noninterest expense   Salaries and employee benefits 21,164 17,387 14,271   Marketing, advertising and promotion 2,393 1,823 1,756   Consulting and professional fees 3,091 3,143 2,374   Data processing 971 1,127 1,016   Loan expenses 1,027 891 631   Premises and equipment 4,183 3,699 2,768   Deposit insurance premium 1,410 1,159 643   Other 2,484 2,222 1,824   Total noninterest expense 36,723 31,451 25,283   Income before income taxes 22,928 17,985 13,665   Income tax provision 7,702 5,911 4,736   Net income $ 15,226 $ 12,074 $ 8,929   Income per share of common stock   Basic $ 2.14 $ 2.32 $ 1.97   Diluted 2.13 2.30 1.96   Weighted-average number of common shares outstanding   Basic 7,118,628 5,211,209 4,528,528   Diluted 7,149,302 5,239,082 4,554,219   Dividends declared per share $ 0.24 $ 0.24 $ 0.24   See Notes to Consolidated Financial Statements

F-6   First Internet Bancorp   Consolidated Statements of Comprehensive Income   (Amounts in thousands)      Year Ended December 31,   2017 2016 2015   Net income $ 15,226 $ 12,074 $ 8,929   Other comprehensive income (loss)   Net unrealized holding gains (losses) on securities available-for-sale 6,280 (12,315) (1,669)   Reclassification adjustment for losses (gains) realized 8 (177) —   Other comprehensive income (loss) before tax 6,288 (12,492) (1,669)   Income tax provision (benefit) 2,039 (4,433) (595)   Other comprehensive income (loss) - net of tax 4,249 (8,059) (1,074)   Comprehensive income $ 19,475 $ 4,015 $ 7,855      See Notes to Consolidated Financial Statements

F-7   First Internet Bancorp   Consolidated Statements of Shareholders’ Equity   (Amounts in thousands except per share data)     Voting and   Nonvoting   Common   Stock   Retained   Earnings   Accumulated   Other   Comprehensive   Loss   Total   Shareholders’   Equity   Balance, January 1, 2015 $ 71,774 $ 25,146 $ (135) $ 96,785   Net income — 8,929 — 8,929   Other comprehensive loss — — (1,074) (1,074)   Dividends declared ($0.24 per share) — (1,095) — (1,095)   Recognition of the fair value of   share-based compensation 762 — — 762   Deferred stock rights and restricted   stock units issued in lieu of cash   dividends payable on outstanding   deferred stock rights and restricted   stock units 25 — — 25   Excess tax benefit on share-based   compensation 36 — — 36   Common stock redeemed for the net   settlement of share-based awards (38) — — (38)   Balance, December 31, 2015 $ 72,559 $ 32,980 $ (1,209) $ 104,330   Net income — 12,074 — 12,074   Other comprehensive loss — — (8,059) (8,059)   Dividends declared ($0.24 per share) — (1,350) — (1,350)   Net cash proceeds from common   stock issuance 46,223 — — 46,223   Recognition of the fair value of   share-based compensation 736 — — 736   Deferred stock rights and restricted   stock units issued in lieu of cash   dividends payable on outstanding   deferred stock rights and restricted   stock units 30 — — 30   Excess tax benefit on share-based   compensation 49 — — 49   Common stock redeemed for the net   settlement of share-based awards (91) — — (91)   Balance, December 31, 2016 $ 119,506 $ 43,704 $ (9,268) $ 153,942   Net income — 15,226 — 15,226   Other comprehensive income — — 4,249 4,249   Dividends declared ($0.24 per share) — (1,827) — (1,827)   Net cash proceeds from common   stock issuance 51,636 — — 51,636   Recognition of the fair value of   share-based compensation 1,038 — — 1,038   Deferred stock rights and restricted   stock units issued in lieu of cash   dividends payable on outstanding   deferred stock rights and restricted   stock units 36 — — 36   Common stock redeemed for the net   settlement of share-based awards (173) — — (173)   Balance, December 31, 2017 $ 172,043 $ 57,103 $ (5,019) $ 224,127     See Notes to Consolidated Financial Statements

F-8   First Internet Bancorp   Consolidated Statements of Cash Flows   (Amounts in thousands)   Year Ended December 31,   2017 2016 2015   Operating activities   Net income $ 15,226 $ 12,074 $ 8,929   Adjustments to reconcile net income to net cash provided by operating activities:   Depreciation and amortization 5,299 3,799 1,942   Increase in cash surrender value of bank-owned life insurance (910) (468) (402)   Provision for loan losses 4,872 4,330 1,946   Share-based compensation expense 1,038 736 762   Loss (gain) from sale of available-for-sale securities 8 (177) —   Loans originated for sale (412,925) (598,439) (502,716)   Proceeds from sale of loans originated for sale 425,262 619,818 509,373   Gain on sale of loans (8,170) (12,462) (8,845)   Decrease (increase) in fair value of loans held-for-sale (638) 500 341   Loss (gain) on derivatives 577 (436) (496)   Deferred income tax (3,296) 3,544 443   Net change in other assets (2,273) (7,390) (1,227)   Net change in other liabilities 554 1,041 858   Net cash provided by operating activities 24,624 26,470 10,908   Investing activities   Net loan activity, excluding sales and purchases (870,181) (247,957) (220,828)   Net change in interest-bearing deposits 250 750 1,000   Bank owned life insurance purchased (10,000) (11,000) —   Proceeds from sales of other real estate owned 30 — —   Net proceeds from sale of portfolio loans 67,696 — —   Maturities of securities available-for-sale 68,342 42,616 21,759   Proceeds from sale of securities available-for-sale 9,192 49,430 —   Purchase of securities available-for-sale (91,463) (349,683) (100,335)   Purchase of securities held-to-maturity (2,550) (16,672) —   Purchase of Federal Home Loan Bank of Indianapolis stock (10,665) (315) (3,245)   Purchase of premises and equipment (1,517) (3,173) (2,543)   Loans purchased (67,285) (50,718) —   Net cash used in investing activities (908,151) (586,722) (304,192)   Financing activities   Net increase in deposits 622,074 506,813 197,456   Cash dividends paid (1,675) (1,199) (1,093)   Net proceeds from issuance of subordinated debt — 23,757 9,761   Net proceeds from common stock issuance 51,636 46,223 —   Proceeds from advances from Federal Home Loan Bank 542,000 157,000 300,000   Repayment of advances from Federal Home Loan Bank (321,806) (158,000) (216,000)   Other, net (173) (42) 23   Net cash provided by financing activities 892,056 574,552 290,147   Net increase (decrease) in cash and cash equivalents 8,529 14,300 (3,137)   Cash and cash equivalents, beginning of year 39,452 25,152 28,289   Cash and cash equivalents, end of year $ 47,981 $ 39,452 $ 25,152   Supplemental disclosures of cash flows information   Cash paid during the year for interest $ 30,516 $ 19,215 $ 10,674   Cash paid during the year for taxes 6,568 5,894 3,793   Loans transferred to other real estate owned 648 45 —   Loans transferred to held-for-sale from portfolio 95,531 — —   Cash dividends declared, not paid 504 388 267   Capital committed to Small Business Investment Company fund, not contributed — 4,000 —   See Notes to Consolidated Financial Statements

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-9   Note 1: Basis of Presentation and Summary of Significant Accounting Policies     The accounting policies of First Internet Bancorp and its subsidiaries (the “Company”) conform to accounting principles   generally accepted in the United States of America (“GAAP”). A summary of the Company’s significant accounting   policies follows:     Description of Business     The Company was incorporated on September 15, 2005, and consummated a plan of exchange on March 21, 2006, by   which the Company became a bank holding company and 100% owner of First Internet Bank of Indiana (the “Bank”).     The Bank provides commercial and retail banking services, with operations conducted on the Internet at www.firstib.com   and primarily through its corporate office located in Fishers, Indiana as well as a loan production office in Tempe, Arizona.   The majority of the Bank’s income is derived from commercial lending, retail lending, and mortgage banking activities.   The Bank is subject to competition from other financial institutions. The Bank is regulated by certain state and federal   agencies and undergoes periodic examinations by those regulatory authorities.     JKH Realty Services, LLC was established August 20, 2012 as a single member LLC wholly-owned by the Bank to   manage other real estate owned properties as needed. First Internet Public Finance Corp., a wholly-owned subsidiary of   the Bank, was incorporated on March 6, 2017 and was established to provide municipal finance lending and leasing   products to government entities and to purchase, manage, service, and safekeep municipal securities.     Principles of Consolidation     The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries. All   significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s business   activities are currently limited to one reporting unit and reportable segment, which is commercial banking.     Use of Estimates     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions   that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company utilizes   processes that involve the use of significant estimates and the judgment of management in determining the amount of the   Company’s allowance for loan losses and income taxes and valuation and impairments of investment securities and   goodwill, as well as fair value measurements of derivatives and loans held-for-sale. Actual results could differ from those   estimates.      Securities     The Company classifies its securities in one of three categories and accounts for the investments as follows:   • Securities that the Company has the positive intent and ability to hold to maturity are classified as “held-to-   maturity” and reported at amortized cost.   • Securities that are acquired and held principally for the purpose of selling them in the near term with the objective   of generating economic profits on short-term differences in market characteristics are classified as “trading   securities” and reported at fair value, with unrealized gains and losses included in earnings. The Company had   no securities classified as “trading securities” at December 31, 2017 or 2016.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-10   • Securities not classified as either “held-to-maturity” or “trading securities” are classified as “securities available-   for-sale” and reported at fair value, with unrealized gains and losses, after applicable taxes, excluded from   earnings and reported in a separate component of shareholders’ equity. Declines in the value of debt securities   and marketable equity securities that are considered to be other-than-temporary are recorded as an other-than-   temporary impairment of securities available-for-sale with other-than-temporary impairment losses recorded in   the consolidated statements of income.   Interest and dividend income, adjusted by amortization of premium or discount, is included in earnings using the effective   interest rate method. Purchases and sales of securities are recorded in the consolidated balance sheets on the trade date.   Gains and losses from security sales or disposals are recognized as of the trade date in the consolidated statements of   income for the period in which securities are sold or otherwise disposed of. Gains and losses on sales of securities are   determined using the specific-identification method.     Loans Held-for-Sale     Loans originated and intended for sale in the secondary market under best-efforts pricing agreements are carried at the   lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance   by charges to noninterest income.   Loans originated and intended for sale in the secondary market under mandatory pricing agreements are carried at fair   value to facilitate hedging of the loans. Gains and losses resulting from changes in fair value are included in noninterest   income.   Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred   at origination of the loan and are recognized in noninterest income upon sale of the loan.     Revenue Recognition     Interest income on loans is accrued as earned using the interest method based on unpaid principal balances except for   interest on loans in nonaccrual status. Interest on loans in nonaccrual status is recorded as a reduction of loan principal   when received.     Premiums and discounts are amortized using the effective interest rate method.     Loan fees, net of certain direct origination costs, primarily salaries and wages, are deferred and amortized to interest   income as a yield adjustment over the life of the loan.     Loans     Loans that management intends to hold until maturity are reported at their outstanding principal balance adjusted for   unearned income, charge-offs, the allowance for loan losses (“ALLL”), any unamortized deferred fees or costs on   originated loans, and unamortized premiums or discounts on purchased loans.     For loans recorded at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net   of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment   over the respective term of the loan.     Allowance for Loan Losses Methodology     Company policy is designed to maintain an adequate ALLL. Primary responsibility for ensuring that the Company has   processes in place to consistently assess the adequacy of the ALLL rests with the Board of Directors (the “Board”). The   Board has charged management with responsibility for establishing the methodology to be used and to assess the adequacy   of the ALLL. The Board reviews recommendations from management on a quarterly basis to adjust the allowance as   appropriate.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-11     The methodology employed by management for each portfolio segment, at a minimum, contains the following:   1. Loans are segmented by type of loan.   2. The required ALLL for types of performing homogeneous loans which do not have a specific reserve is   determined by applying a factor based on historical losses averaged over the past sixteen quarters. In those   instances where the Company’s historical experience is not available, management develops factors based   on industry experience and best practices.   3. All criticized, classified and impaired loans are tested for impairment by applying one of three methodologies:   a. Present value of future cash flows;   b. Fair value of collateral less costs to sell; or   c. The loan’s observable market price   4. All troubled debt restructurings (“TDR”) are considered impaired loans.   5. Loans tested for impairment are removed from other pools to prevent layering (double-counting).   6. The required ALLL for each group of loans are added together to determine the total required ALLL for the   Company. The required ALLL is compared to the existing ALLL to determine the provision required to   increase the ALLL or credit to decrease the ALLL.     The historical loss experience is determined by portfolio segment and considers two weighted average net charge-off   trends: 1) the Company’s average loss history over the previous sixteen quarters; and 2) the average loss history over the   previous sixteen quarters for a peer group. Management believes the historical loss experience methodology is appropriate   in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.     The Company also factors in the following qualitative considerations:   1. Changes in policies and procedures;   2. Changes in national, regional, and local economic and business conditions;   3. Changes in the composition and size of the portfolio and in the terms of loans;   4. Changes in the experience, ability, and depth of lending management and other relevant staff;   5. Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and   severity of adversely classified or graded loans;   6. Changes in the quality of the Company’s loan review system;   7. Changes in the value of underlying collateral for collateral-dependent loans;   8. The existence and effect of any concentration of credit and changes in the level of such concentrations; and   9. The effect of other external factors such as competition and legal and regulatory requirements on the level   of estimated credit losses in the existing portfolio.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-12   Provision for Loan Losses     A provision for estimated losses on loans is charged to income based upon management’s evaluation of the potential   losses. Such an evaluation, which includes a review of all loans for which full repayment may not be reasonably assured,   considers, among other matters, the estimated net realizable value of the underlying collateral, as applicable, economic   conditions, loan loss experience, and other factors that are particularly susceptible to changes that could result in a material   adjustment in the near term. While management attempts to use the best information available in making its evaluations,   future allowance adjustments may be necessary if economic conditions change substantially from the assumptions used   in making the evaluations.     Nonaccrual Loans     Any loan which becomes 90 days delinquent or for which the full collection of principal and interest may be in doubt   will be considered for nonaccrual status. At the time a loan is placed on nonaccrual status, all accrued but unpaid interest   will be reversed from interest income. Placing the loan on nonaccrual status does not relieve the borrower of the obligation   to repay interest. A loan placed on nonaccrual status may be restored to accrual status when all delinquent principal and   interest has been brought current, and the Company expects full payment of the remaining contractual principal and   interest.     Impaired Loans     A loan is designated as impaired, in accordance with the impairment accounting guidance when, based on current   information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest)   according to the contractual terms of the loan agreement. Payments with delays generally not exceeding 90 days   outstanding are not considered impaired. Certain nonaccrual and substantially all delinquent loans more than 90 days   past due may be considered to be impaired. Generally, loans are placed on nonaccrual status at 90 days past due and   accrued interest is reversed against earnings, unless the loan is well-secured and in the process of collection. The accrual   of interest on impaired and nonaccrual loans is discontinued when, in management’s opinion, the borrower may be unable   to meet payments as they become due.     Impaired loans include nonperforming loans but also include loans modified in troubled debt restructurings where   concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a   reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance, or other actions   intended to maximize collection.     Accounting Standards Codification (“ASC”) Topic 310, Receivables, requires that impaired loans be measured based on   the present value of expected future cash flows discounted at the loans’ effective interest rates or the fair value of the   underlying collateral, less costs to sell, and allows existing methods for recognizing interest income.     Troubled Debt Restructurings (“TDR”)     The loan portfolio includes certain loans that have been modified in a TDR, where economic concessions have been   granted to borrowers who have experienced financial difficulties. These concessions typically result from loss mitigation   efforts and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other   actions. Certain TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing   status after considering the borrower’s sustained repayment performance for a reasonable period, generally not less than   six months.     When loans are modified in a TDR, any possible impairment similar to other impaired loans is evaluated based on either   the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement,   or the current fair value of the collateral, less selling costs for collateral dependent loans. If it is determined that the value   of the modified loan is less than the recorded balance of the loan, impairment is recognized through a specific ALLL or   charge-off to the ALLL. In periods subsequent to modification, all TDRs, including those that have payment defaults,   are evaluated for possible impairment, and impairment is recognized through the ALLL.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-13   Policy for Charging Off Loans     The Company’s policy is to charge off a loan at any point in time when it no longer can be considered a bankable asset,   meaning collectible within the parameters of policy. A secured loan is generally charged down to the estimated fair value   of the collateral, less costs to sell, no later than when it is 120 days past due as to principal or interest. An unsecured   loan generally is charged off no later than when it is 180 days past due as to principal or interest. A home improvement   loan generally is charged off no later than when it is 90 days past due as to principal or interest.     Federal Home Loan Bank (“FHLB”) of Indianapolis Stock     Federal law requires a member institution of the FHLB system to hold common stock of its district FHLB according to   a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged as   collateral for FHLB advances.     Premises and Equipment     Premises and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line   method over the estimated useful lives, which range from three to five years for software and equipment, ten years for   land improvements, and 39 years for buildings.   Other Real Estate Owned     Other real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded   at its fair value less estimated costs to sell. When property is acquired, it is recorded at its fair value at the date of acquisition   with any resulting write-down charged against the ALLL. Any subsequent deterioration of the property is charged directly   to operating expense. Costs relating to the development and improvement of other real estate owned are capitalized,   whereas costs relating to holding and maintaining the property are charged to expense as incurred.   Derivative Financial Instruments     The Company uses derivative financial instruments to help manage exposure to interest rate risk and the effects that   changes in interest rates may have on net income and the fair value of assets and liabilities. The Company enters into   interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position.   Additionally, the Company enters into forward contracts for the future delivery of mortgage loans to third party investors   and enters into interest rate lock commitments ("IRLCs") with potential borrowers to fund specific mortgage loans that   will be sold into the secondary market. The forward contracts are entered into in order to economically hedge the effect   of changes in interest rates resulting from the Company’s commitment to fund the loans.   Designating an interest rate swap as an accounting hedge allows the Company to recognize gains and losses, less any   ineffectiveness, in the income statement within the same period that the hedged item affects earnings. The Company   includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related interest   rate swaps. The fair value of interest rate swaps with a positive fair value are reported in accrued income and other assets   in the consolidated balance sheets while interest rate swaps with a negative fair value are reported in accrued expenses   and other liabilities in the consolidated balance sheets.   The IRLCs and forward contracts are not designated as accounting hedges, and are recorded at fair value with changes   in fair value reflected in noninterest income on the consolidated statements of income. The fair value of derivative   instruments with a positive fair value are reported in accrued income and other assets in the consolidated balance sheets   while derivative instruments with a negative fair value are reported in accrued expenses and other liabilities in the   consolidated balance sheets.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-14   Fair Value Measurements     The Company records or discloses certain assets and liabilities at fair value. ASC Topic 820, Fair Value Measurements,   defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction   between market participants at the measurement date. Fair value measurements are classified within one of three levels   in a valuation hierarchy. ASC Topic 820 describes three levels of inputs that may be used to measure fair value:     Level 1 Quoted prices in active markets for identical assets or liabilities     Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted   prices in markets that are not active; or other inputs that are observable or can be corroborated by observable   market data for substantially the full term of the assets or liabilities     Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value   of the assets or liabilities   There were no transfers that occurred and, therefore, recognized, between any of the fair value hierarchy levels at   December 31, 2017 or 2016.     Income Taxes     Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and   liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations.   Deferred income tax expense or benefit is based upon the change in deferred tax assets and liabilities from period to   period, subject to an ongoing assessment of realization of deferred tax assets. Deferred tax assets are reduced by a   valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a   deferred tax asset will not be realized.     The Company files income tax returns in the U.S. federal, Indiana, and other state jurisdictions. With few exceptions, the   Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2014.     ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement   attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax   return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods,   disclosure and transition. The Company did not identify any material uncertain tax positions that it believes should be   recognized in the consolidated financial statements.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-15   Earnings Per Share     Earnings per share of common stock is based on the weighted-average number of basic shares and dilutive shares   outstanding during the year.     The following is a reconciliation of the weighted-average common shares for the basic and diluted earnings per share   computations.   Year Ended December 31,   2017 2016 2015   Basic earnings per share   Net income available to common shareholders $ 15,226 $ 12,074 $ 8,929   Weighted-average common shares 7,118,628 5,211,209 4,528,528   Basic earnings per common share $ 2.14 $ 2.32 $ 1.97   Diluted earnings per share   Net income available to common shareholders $ 15,226 $ 12,074 $ 8,929   Weighted-average common shares 7,118,628 5,211,209 4,528,528   Dilutive effect of warrants 6,120 11,026 10,665   Dilutive effect of equity compensation 24,554 16,847 15,026   Weighted-average common and incremental shares 7,149,302 5,239,082 4,554,219   Diluted earnings per common share $ 2.13 $ 2.30 $ 1.96   Share-based Compensation     The Company has a share-based compensation plan using the fair value recognition provisions of ASC Topic 718,   Compensation - Stock Compensation. The plan is described more fully in Note 10.     Comprehensive Income     Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income   (loss) includes unrealized gains and losses on securities available-for-sale.     Reclassification adjustments have been determined for all components of other comprehensive income or loss reported   in the consolidated statements of changes in shareholders’ equity.     Statements of Cash Flows     Cash and cash equivalents are defined to include cash on-hand, noninterest and interest-bearing amounts due from other   banks and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows   for customer loan transactions and deposit transactions.     Bank-Owned Life Insurance     Bank-owned life insurance policies are carried at their cash surrender value. The Company recognizes tax-free income   from the periodic increases in the cash surrender value of these policies and from death benefits.     Goodwill     Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount,   goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill   value are not recognized in the consolidated financial statements.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-16     Reclassifications     Certain reclassifications have been made to the 2016 and 2015 financial statements to conform to the 2017 financial   statement presentation. These reclassifications had no effect on net income.     Note 2: Cash and Cash Equivalents     At December 31, 2017, the Company’s interest-bearing and noninterest-bearing cash accounts at other institutions   exceeded the limits for full FDIC insurance coverage by $1.6 million. In addition, approximately $0.4 million and $41.8   million of cash was held by the FHLB of Indianapolis and Federal Reserve Bank of Chicago, respectively, which are not   federally insured.     The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve   required at December 31, 2017 was $1.0 million.     Note 3: Securities     The following tables summarize securities available-for-sale and securities held-to-maturity as of December 31, 2017   and 2016. There were no securities held-to-maturity as of December 31, 2016.   December 31, 2017   Amortized Gross Unrealized Fair   Cost Gains Losses Value   Securities available-for-sale   U.S. Government-sponsored agencies $ 133,424 $ 531 $ (765) $ 133,190   Municipal securities 97,370 366 (1,359) 96,377   Mortgage-backed securities 215,452 15 (5,747) 209,720   Asset-backed securities 5,000 9 — 5,009   Corporate securities 27,111 103 (1,167) 26,047   Other securities 3,000 — (68) 2,932   Total available-for-sale $ 481,357 $ 1,024 $ (9,106) $ 473,275   December 31, 2017   Amortized Gross Unrealized Fair   Cost Gains Losses Value   Securities held-to-maturity   Municipal securities $ 10,164 $ 40 $ (357) $ 9,847   Corporate securities 9,045 191 — 9,236   Total held-to-maturity $ 19,209 $ 231 $ (357) $ 19,083

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-17   December 31, 2016   Amortized Gross Unrealized Fair   Cost Gains Losses Value   Securities available-for-sale   U.S. Government-sponsored agencies $ 92,599 $ 167 $ (870) $ 91,896   Municipal securities 97,647 85 (5,846) 91,886   Mortgage-backed securities 238,354 — (6,713) 231,641   Asset-backed securities 19,470 65 (1) 19,534   Corporate securities 20,000 — (1,189) 18,811   Other securities 3,000 — (68) 2,932   Total available-for-sale $ 471,070 $ 317 $ (14,687) $ 456,700   December 31, 2016   Amortized Gross Unrealized Fair   Cost Gains Losses Value   Securities held-to-maturity   Municipal securities $ 10,171 $ — $ (498) $ 9,673   Corporate securities 6,500 24 — 6,524   Total held-to-maturity $ 16,671 $ 24 $ (498) $ 16,197     The carrying value of securities at December 31, 2017 is shown below by their contractual maturity date. Actual maturities   will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.   Available-for-Sale   Amortized   Cost   Fair   Value   Within one year $ — $ —   One to five years 826 791   Five to ten years 35,981 35,214   After ten years 221,098 219,609   257,905 255,614   Mortgage-backed securities 215,452 209,720   Asset-backed securities 5,000 5,009   Other securities 3,000 2,932   Total $ 481,357 $ 473,275   Held-to-Maturity     Amortized   Cost   Fair   Value   Five to ten years $ 12,442 $ 12,487   After ten years 6,767 6,596   Total $ 19,209 $ 19,083

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-18   Gross realized gains of $0.0 million, $0.2 million, and $0.0 million and gross realized losses of $0.0 million, $0.0 million,   and $0.0 million resulting from sales of available-for-sale securities were recognized during the twelve months ended   December 31, 2017, 2016, and 2015, respectively.   As of December 31, 2017, the fair value of available-for-sale investment securities pledged as collateral was $460.1   million. The Company pledged the securities for various types of transactions, including FHLB advances, derivative   financial instruments and to collateralize municipal deposits.     Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their   historical cost. Total fair value of these investments at December 31, 2017 and 2016 was $354.6 million and $422.9   million, which is approximately 72% and 89%, respectively, of the Company’s available-for-sale and held-to-maturity   securities portfolio. These declines primarily resulted from fluctuations in market interest rates after purchase.   Management believes the declines in fair value for these securities are temporary.     Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be   reduced with the resulting loss recognized in net income in the period the other-than-temporary impairment (“OTTI”) is   identified.   U.S. Government-Sponsored Agencies, Municipal Securities, and Corporate Securities     The unrealized losses on the Company’s investments in securities issued by U.S. Government-sponsored agencies,   municipal organizations and corporate entities were caused by interest rate changes. The contractual terms of those   investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments.   Because the Company does not intend to sell the investments and it is not likely that the Company will be required to   sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider   those investments to be other-than-temporarily impaired at December 31, 2017.   Mortgage-Backed and Asset-Backed Securities     The unrealized losses on the Company’s investments in mortgage-backed and asset-backed securities were caused by   interest rate changes. The Company expects to recover the amortized cost bases over the term of the securities. Because   the Company does not intend to sell the investments and it is not likely that the Company will be required to sell the   investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those   investments to be other-than-temporarily impaired at December 31, 2017.   Other Securities   The unrealized losses on the Company’s investments in other securities were caused by the investment in the Community   Reinvestment Act Qualified Fund. Because the Company does not intend to sell the investment and it is not likely that   the Company will be required to sell the investment before recovery of its amortized cost basis, the Company does not   consider this investment to be other-than-temporarily impaired at December 31, 2017.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-19   The following tables show the securities portfolio’s gross unrealized losses and fair value, aggregated by investment   category and length of time that individual securities have been in a continuous unrealized loss position at December 31,   2017 and 2016:   December 31, 2017   Less Than 12 Months 12 Months or Longer Total   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Securities available-for-sale   U.S. Government-sponsored agencies $ 30,194 $ (256) $ 22,824 $ (509) $ 53,018 $ (765)   Municipal securities 5,638 (77) 57,128 (1,282) 62,766 (1,359)   Mortgage-backed securities 29,542 (251) 177,266 (5,496) 206,808 (5,747)   Corporate securities 1,852 (148) 18,981 (1,019) 20,833 (1,167)   Other securities — — 2,932 (68) 2,932 (68)   Total $ 67,226 $ (732) $ 279,131 $ (8,374) $ 346,357 $ (9,106)   December 31, 2017   Less Than 12 Months 12 Months or Longer Total   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Securities held-to-maturity   Municipal securities $ 8,255 $ (357) $ — $ — $ 8,255 $ (357)   Total $ 8,255 $ (357) $ — $ — $ 8,255 $ (357)   December 31, 2016   Less Than 12 Months 12 Months or Longer Total   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Securities available-for-sale   U.S. Government-sponsored agencies $ 68,625 $ (840) $ 260 $ (30) $ 68,885 $ (870)   Municipals 86,424 (5,846) — — 86,424 (5,846)   Mortgage-backed securities 231,641 (6,713) — — 231,641 (6,713)   Asset-backed securities — — 4,520 (1) 4,520 (1)   Corporate securities — — 18,811 (1,189) 18,811 (1,189)   Other securities 2,932 (68) — — 2,932 (68)   Total $ 389,622 $ (13,467) $ 23,591 $ (1,220) $ 413,213 $ (14,687)      December 31, 2016   Less Than 12 Months 12 Months or Longer Total   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Fair   Value   Unrealized   Losses   Securities held-to-maturity   Municipal securities $ 9,673 $ (498) $ — $ — $ 9,673 $ (498)   Total $ 9,673 $ (498) $ — $ — $ 9,673 $ (498)

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-20   Amounts reclassified from accumulated other comprehensive loss and the affected line items in the consolidated   statements of income during the years ended December 31, 2017, 2016 and 2015 were as follows:   Details About Accumulated Other   Comprehensive Loss Components   Amounts Reclassified from   Accumulated Other Comprehensive Loss   for the Year Ended December 31, Affected Line Item in the   Statements of Income2017 2016 2015   Unrealized gains and losses on securities   available-for-sale   Gain (loss) realized in earnings $ (8) $ 177 $ — Gain (loss) on sale of securities   Total reclassified amount before tax (8) 177 — Income before income taxes   Tax expense (benefit) (3) 63 — Income tax provision   Total reclassifications out of accumulated   other comprehensive loss $ (5) $ 114 $ — Net Income   Note 4: Loans     Categories of loans include:   December 31,   2017 2016   Commercial loans   Commercial and industrial $ 122,940 $ 102,437   Owner-occupied commercial real estate 75,768 57,668   Investor commercial real estate 7,273 13,181   Construction 49,213 53,291   Single tenant lease financing 803,299 606,568   Public finance 438,341 —   Healthcare finance 31,573 —   Total commercial loans 1,528,407 833,145   Consumer loans   Residential mortgage 299,935 205,554   Home equity 30,554 35,036   Other consumer 227,533 173,449   Total consumer loans 558,022 414,039   Total commercial and consumer loans 2,086,429 1,247,184   Net deferred loan origination costs and premiums and discounts on purchased loans 4,764 3,605   Total loans 2,091,193 1,250,789   Allowance for loan losses (14,970) (10,981)   Net loans $ 2,076,223 $ 1,239,808   The risk characteristics of each loan portfolio segment are as follows:   Commercial and Industrial: Commercial and industrial loans’ sources of repayment are primarily based on the identified   cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of   borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Loans are   made for working capital, equipment purchases, or other purposes. Most commercial and industrial loans are secured by   the assets being financed and may incorporate a personal guarantee. This portfolio segment is generally concentrated in   Central Indiana and adjacent markets and the greater Phoenix, Arizona market.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-21   Owner-Occupied Commercial Real Estate: The primary source of repayment is the cash flow from the ongoing   operations and activities conducted by the borrower, or an affiliate of the borrower, who owns the property. This portfolio   segment is generally concentrated in Central Indiana and adjacent markets and the greater Phoenix, Arizona market and   its loans are often secured by manufacturing and service facilities, as well as office buildings.   Investor Commercial Real Estate: These loans are underwritten primarily based on the cash flow expected to be   generated from the property and are secondarily supported by the value of the real estate. These loans typically incorporate   a personal guarantee from the primary sponsor or sponsors. This portfolio segment generally involves larger loan amounts   with repayment primarily dependent on the successful leasing and operation of the property securing the loan or the   business conducted on the property securing the loan. Investor commercial real estate loans may be more adversely   affected by changing economic conditions in the real estate markets, industry dynamics or the overall health of the local   economy where the property is located. The properties securing the Company’s investor commercial real estate portfolio   tend to be diverse in terms of property type and are ideally located in the state of Indiana or markets immediately adjacent   to Indiana. Management monitors and evaluates commercial real estate loans based on property financial performance,   collateral value, guarantor strength, economic and industry conditions together with other risk grade criteria. As a general   rule, the Company avoids financing special use projects or properties outside of its designated market areas unless other   underwriting factors are present to mitigate these additional risks.   Construction: Construction loans are secured by land and related improvements and are made to assist in the construction   of new structures, which may include commercial (retail, industrial, office, multi-family) properties or single family   residential properties offered for sale by the builder. These loans generally finance a variety of project costs, including   land, site preparation, architectural services, construction, closing and soft costs and interim financing needs. The cash   flows of builders, while initially predictable, may fluctuate with market conditions, and the value of the collateral securing   these loans may be subject to fluctuations based on general economic changes. This portfolio segment is generally   concentrated in Central Indiana.   Single Tenant Lease Financing: These loans are made on a nationwide basis to property owners of real estate subject   to long term lease arrangements with single tenant operators. The real estate is typically operated by regionally, nationally   or globally branded businesses. The loans are underwritten based on the financial strength of the borrower, characteristics   of the real estate, cash flows generated from the lease arrangements and the financial strength of the tenant. Similar to   the other loan portfolio segments, management monitors and evaluates these loans based on borrower and tenant financial   performance, collateral value, industry trends and other risk grade criteria.   Public Finance: These loans are made to governmental and not-for-profit entities to provide both tax-exempt and taxable   loans for a variety of purposes including: short term cash-flow needs; debt refinancing; economic development; quality   of life projects; infrastructure improvements; and equipment financing. The primary sources of repayment for public   finance loans include pledged revenue sources including but not limited to: general obligations; property taxes; income   taxes; tax increment revenue; utility revenue; gaming revenues; sales tax; and pledged general revenue. Certain loans   may also include an additional collateral pledge of mortgaged property or a security interest in financed equipment. Public   finance loans have been completed in seven states, primarily in the Midwest, with plans to continue expanding nationwide.   Healthcare Finance: These loans are made to healthcare providers, primarily dentists, for refinancing or acquiring   practices, refinancing or acquiring owner-occupied commercial real estate, and equipment purchases. These loans’ sources   of repayment are primarily based on the identified cash flows of the borrower (including ongoing operations and activities   conducted by the borrower, or an affiliate of the borrower, who owns the property) and secondarily on the underlying   collateral provided by the borrower. This portfolio segment is generally concentrated in the Western United States with   plans to expand nationwide.   Residential Mortgage: With respect to residential loans that are secured by 1-4 family residences and are generally   owner occupied, the Company typically establishes a maximum loan-to-value ratio and requires private mortgage   insurance if that ratio is exceeded. Repayment of these loans is primarily dependent on the financial circumstances of   the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.   Repayment can also be impacted by changes in residential property values. Risk is mitigated by the fact that the loans

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-22   are of smaller individual amounts and spread over a large number of borrowers in geographically diverse locations   throughout the country.   Home Equity: Home equity loans and lines of credit are typically secured by a subordinate interest in 1-4 family   residences. The properties securing the home equity portfolio segment are generally geographically diverse as the   Company offers these products on a nationwide basis. Repayment of these loans and lines of credit is primarily dependent   on the financial circumstances of the borrowers and may be impacted by changes in unemployment levels and property   values on residential properties, among other economic conditions in the market.   Other Consumer: These loans primarily consist of consumer loans and credit cards. Consumer loans may be secured   by consumer assets such as horse trailers or recreational vehicles. Some consumer loans are unsecured, such as small   installment loans, home improvement loans and certain lines of credit. Repayment of consumer loans is primarily   dependent upon the personal income of the borrowers, which can be impacted by economic conditions in their market   areas such as unemployment levels. Risk is mitigated by the fact that the loans are of smaller individual amounts and   spread over a large number of borrowers in geographically diverse locations throughout the country.   The following tables present changes in the balance of the allowance for loan losses during the twelve months ended   December 31, 2017, 2016, and 2015.   Twelve Months Ended December 31, 2017     Balance,   beginning of   period   Provision (credit)   charged to   expense   Losses charged   off Recoveries   Balance, end of   period   Allowance for loan losses:   Commercial and industrial $ 1,352 $ 588 $ (271) $ 69 $ 1,738   Owner-occupied commercial real estate 582 221 — — 803   Investor commercial real estate 168 (83) — — 85   Construction 544 (121) — — 423   Single tenant lease financing 6,248 1,624 — — 7,872   Public finance — 959 — — 959   Healthcare finance — 313 — — 313   Residential mortgage 754 314 (116) 4 956   Home equity 102 (55) — 23 70   Other consumer 1,231 1,112 (895) 303 1,751   Total $ 10,981 $ 4,872 $ (1,282) $ 399 $ 14,970

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-23   Twelve Months Ended December 31, 2016     Balance,   beginning of   period   Provision (credit)   charged to   expense   Losses charged   off Recoveries   Balance, end of   period   Allowance for loan losses:   Commercial and industrial $ 1,367 $ 1,380 $ (1,582) $ 187 $ 1,352   Owner-occupied commercial real estate 476 106 — — 582   Investor commercial real estate 212 (44) — — 168   Construction 500 44 — — 544   Single tenant lease financing 3,931 2,317 — — 6,248   Residential mortgage 896 (38) (134) 30 754   Home equity 125 (3) (33) 13 102   Other consumer 844 568 (440) 259 1,231   Total $ 8,351 $ 4,330 $ (2,189) $ 489 $ 10,981   Twelve Months Ended December 31, 2015     Balance,   beginning of   period   Provision (credit)   charged to   expense   Losses charged   off Recoveries   Balance, end of   period   Allowance for loan losses:   Commercial and industrial $ 920 $ 447 $ — $ — $ 1,367   Owner-occupied commercial real estate 345 131 — — 476   Investor commercial real estate 261 (549) — 500 212   Construction 330 170 — — 500   Single tenant lease financing 2,061 1,870 — — 3,931   Residential mortgage 985 (311) (185) 407 896   Home equity 207 (83) — 1 125   Other consumer 691 271 (451) 333 844   Total $ 5,800 $ 1,946 $ (636) $ 1,241 $ 8,351

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-24   The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on   portfolio segment and impairment method as of December 31, 2017 and 2016.   Loans Allowance for Loan Losses   December 31, 2017   Ending   Balance:   Collectively   Evaluated   for   Impairment   Ending   Balance:   Individually   Evaluated   for   Impairment   Ending   Balance   Ending   Balance:   Collectively   Evaluated   for   Impairment   Ending   Balance:   Individually   Evaluated   for   Impairment   Ending   Balance   Commercial and industrial $ 119,054 $ 3,886 $ 122,940 $ 1,738 $ — $ 1,738   Owner-occupied commercial real   estate 75,761 7 75,768 803 — 803   Investor commercial real estate 7,273 — 7,273 85 — 85   Construction 49,213 — 49,213 423 — 423   Single tenant lease financing 803,299 — 803,299 7,872 — 7,872   Public finance 438,341 — 438,341 959 — 959   Healthcare finance 31,573 — 31,573 313 — 313   Residential mortgage 298,796 1,139 299,935 956 — 956   Home equity 30,471 83 30,554 70 — 70   Other consumer 227,443 90 227,533 1,751 — 1,751   Total $ 2,081,224 $ 5,205 $2,086,429 $ 14,970 $ — $ 14,970   Loans Allowance for Loan Losses   December 31, 2016   Ending   Balance:   Collectively   Evaluated   for   Impairment   Ending   Balance:   Individually   Evaluated   for   Impairment   Ending   Balance   Ending   Balance:   Collectively   Evaluated   for   Impairment   Ending   Balance:   Individually   Evaluated   for   Impairment   Ending   Balance   Commercial and industrial $ 102,437 $ — $ 102,437 $ 1,352 $ — $ 1,352   Owner-occupied commercial real   estate 57,668 — 57,668 582 — 582   Investor commercial real estate 13,181 — 13,181 168 — 168   Construction 53,291 — 53,291 544 — 544   Single tenant lease financing 606,568 — 606,568 6,248 — 6,248   Residential mortgage 203,842 1,712 205,554 754 — 754   Home equity 35,036 — 35,036 102 — 102   Other consumer 173,321 128 173,449 1,231 — 1,231   Total $ 1,245,344 $ 1,840 $1,247,184 $ 10,981 $ — $ 10,981   The Company utilizes a risk grading matrix to assign a risk grade to each of its commercial loans. A description of the   general characteristics of the risk grades is as follows:     • “Pass” - Higher quality loans that do not fit any of the other categories described below.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-25   • “Special Mention” - Loans that possess some credit deficiency or potential weakness which deserve close   attention.   • “Substandard” - Loans that possess a defined weakness or weaknesses that jeopardize the liquidation of the debt.   Loans characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are   not corrected. Loans that are inadequately protected by the current net worth and paying capacity of the obligor   or of the collateral pledged, if any.   • “Doubtful” - Such loans have been placed on nonaccrual status and may be heavily dependent upon collateral   possessing a value that is difficult to determine or based upon some near-term event which lacks clear certainty.   These loans have all of the weaknesses of those classified as Substandard; however, based on existing conditions,   these weaknesses make full collection of the principal balance highly improbable.   • “Loss” - Loans that are considered uncollectible and of such little value that continuing to carry them as assets   is not warranted.     The following tables present the credit risk profile of the Company’s commercial and consumer loan portfolios based on   rating category and payment activity as of December 31, 2017 and 2016.   December 31, 2017   Pass Special Mention Substandard Total   Commercial and industrial $ 113,840 $ 5,203 $ 3,897 $ 122,940   Owner-occupied commercial real   estate 72,995 2,766 7 75,768   Investor commercial real estate 7,273 — — 7,273   Construction 49,213 — — 49,213   Single tenant lease financing 796,307 6,992 — 803,299   Public finance 438,341 — — 438,341   Healthcare finance 31,573 — — 31,573   Total commercial loans $ 1,509,542 $ 14,961 $ 3,904 $ 1,528,407   December 31, 2017   Performing Nonaccrual Total   Residential mortgage $ 299,211 $ 724 $ 299,935   Home equity 30,471 83 30,554   Other consumer 227,501 32 227,533   Total $ 557,183 $ 839 $ 558,022

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-26   December 31, 2016   Pass Special Mention Substandard Total   Commercial and industrial $ 99,200 $ 2,746 $ 491 $ 102,437   Owner-occupied commercial real   estate 57,657 — 11 57,668   Investor commercial real estate 13,181 — — 13,181   Construction 53,291 — — 53,291   Single tenant lease financing 605,190 1,378 — 606,568   Total commercial loans $ 828,519 $ 4,124 $ 502 $ 833,145   December 31, 2016   Performing Nonaccrual Total   Residential mortgage $ 204,530 $ 1,024 $ 205,554   Home equity 35,036 — 35,036   Other consumer 173,390 59 173,449   Total $ 412,956 $ 1,083 $ 414,039   The following tables present the Company’s loan portfolio delinquency analysis as of December 31, 2017 and 2016.   December 31, 2017     30-59   Days   Past Due   60-89   Days   Past Due   90 Days   or More   Past Due   Total   Past Due Current Total loans   Nonaccrual   Loans   Total Loans   90 Days or   More Past   Due   and Accruing   Commercial and industrial $ — $ 10 $ — $ 10 $ 122,930 $ 122,940 $ — $ —   Owner-occupied commercial   real estate — — — — 75,768 75,768 — —   Investor commercial real estate — — — — 7,273 7,273 — —   Construction — — — — 49,213 49,213 — —   Single tenant lease financing — — — — 803,299 803,299 — —   Public finance — — — — 438,341 438,341 — —   Healthcare finance — — — — 31,573 31,573 — —   Residential mortgage — 23 560 583 299,352 299,935 724 —   Home equity — — 83 83 30,471 30,554 83 —   Other consumer 299 110 6 415 227,118 227,533 32 —   Total $ 299 $ 143 $ 649 $ 1,091 $ 2,085,338 $ 2,086,429 $ 839 $ —

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-27   December 31, 2016     30-59   Days   Past Due   60-89   Days   Past Due   90 Days   or More   Past Due   Total   Past Due Current Total loans   Nonaccrual   Loans   Total Loans   90 Days or   More Past   Due   and Accruing   Commercial and industrial $ 27 $ — $ — $ 27 $ 102,410 $ 102,437 $ — $ —   Owner-occupied commercial   real estate — — — — 57,668 57,668 — —   Investor commercial real estate — — — — 13,181 13,181 — —   Construction — — — — 53,291 53,291 — —   Single tenant lease financing — — — — 606,568 606,568 — —   Residential mortgage — 347 991 1,338 204,216 205,554 1,024 —   Home equity — — — — 35,036 35,036 — —   Other consumer 173 91 25 289 173,160 173,449 59 —   Total $ 200 $ 438 $ 1,016 $ 1,654 $ 1,245,530 $ 1,247,184 $ 1,083 $ —   The following tables present the Company’s impaired loans as of December 31, 2017 and 2016. There were no impaired   loans with a specific valuation allowance as of December 31, 2017 and 2016.   December 31, 2017 December 31, 2016   Recorded   Balance   Unpaid   Principal   Balance   Specific   Allowance   Recorded   Balance   Unpaid   Principal   Balance   Specific   Allowance   Loans without a specific valuation allowance   Commercial and industrial $ 3,886 $ 3,886 $ — $ — $ — $ —   Owner-occupied commercial real estate 7 7 — — — —   Residential mortgage 1,139 1,144 — 1,712 1,824 —   Home equity 83 83 — — — —   Other consumer 90 143 — 128 184 —   Total impaired loans $ 5,205 $ 5,263 $ — $ 1,840 $ 2,008 $ —   The table below presents average balances and interest income recognized for impaired loans during the twelve months   ended December 31, 2017, 2016, and 2015.   Twelve Months Ended   December 31, 2017 December 31, 2016 December 31, 2015     Average   Balance   Interest   Income   Average   Balance   Interest   Income   Average   Balance   Interest   Income   Loans without a specific valuation allowance   Commercial and industrial $ 2,942 $ 146 $ — $ — $ — $ —   Owner-occupied commercial real estate 3 — — — — —   Investor commercial real estate — — — — 21 2   Residential mortgage 1,546 6 1,595 8 1,112 8   Home equity 5 — — — — —   Other consumer 105 4 149 5 193 16   Total 4,601 156 1,744 13 1,326 26   Loans with a specific valuation allowance   Commercial and industrial 35 — 1,084 — — —   Residential mortgage — — — — 15 —   Other consumer — — — — 13 1   Total 35 — 1,084 — 28 1   Total impaired loans $ 4,636 $ 156 $ 2,828 $ 13 $ 1,354 $ 27

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-28   As of December 31, 2017 and December 31, 2016, the Company had $0.6 million and less than $0.1 million, respectively,   in residential mortgage other real estate owned. There were $0.2 million and $1.0 million of loans at December 31, 2017   and December 31, 2016, respectively, in the process of foreclosure.   Troubled Debt Restructurings (“TDRs”)     The loan portfolio includes TDRs, which are loans that have been modified to grant economic concessions to borrowers   who have experienced financial difficulties. These concessions typically result from loss mitigation efforts and could   include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. Certain   TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing status after   considering the borrower’s sustained repayment performance for a reasonable period, generally not less than six   consecutive months.     When loans are modified in a TDR, any possible impairment similar to other impaired loans is evaluated based on the   present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, or   using the current fair value of the collateral, less selling costs for collateral dependent loans. If it is determined that the   value of the modified loan is less than the recorded balance of the loan, impairment is recognized through a specific   allowance or charge-off to the allowance. In periods subsequent to modification, all TDRs, including those that have   payment defaults, are evaluated for possible impairment, and impairment is recognized through the allowance.     In the course of working with troubled borrowers, the Company may choose to restructure the contractual terms of certain   loans in an effort to work out an alternative payment schedule with the borrower in order to optimize the collectability   of the loan. Any loan modification is reviewed by the Company to identify whether a TDR has occurred when the Company   grants a concession to the borrower that it would not otherwise consider based on economic or legal reasons related to a   borrower’s financial difficulties. Terms may be modified to fit the ability of the borrower to repay in line with its current   financial status or the loan may be restructured to secure additional collateral and/or guarantees to support the debt, or a   combination of the two.   There were two commercial and industrial loans classified as new TDRs during the twelve months ended December 31,   2017 with a pre-modification and post-modification outstanding recorded investment of $1.8 million. These loans were   paid-in-full in the fourth quarter of 2017. There were no loans classified as new TDRs during the twelve months ended   December 31, 2016. The 2017 modifications consisted of maturity date amendments and certain other term modifications.   Note 5: Premises and Equipment     The following table summarizes premises and equipment at December 31, 2017 and 2016.   December 31,   2017 2016   Land $ 2,500 $ 2,500   Building and improvements 6,427 5,441   Furniture and equipment 7,610 7,079   Less: accumulated depreciation (6,479) (4,976)   $ 10,058 $ 10,044

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-29   Note 6: Goodwill   As of December 31, 2017 and 2016, the carrying amount of goodwill was $4.7 million. There have been no changes in   the carrying amount of goodwill for the three years ended December 31, 2017, 2016, and 2015. Goodwill is tested for   impairment on an annual basis as of August 31, or whenever events or changes in circumstances indicate the carrying   amount of goodwill exceeds its implied fair value. No events or changes in circumstances have occurred since the August   31, 2017 annual impairment test that would suggest it was more likely than not goodwill impairment existed.   Note 7: Deposits     The following table presents the composition of the Company’s deposit base as of December 31, 2017 and 2016.   December 31,   2017 2016   Noninterest-bearing demand deposit accounts $ 44,686 $ 31,166   Interest-bearing demand deposit accounts 94,674 93,074   Regular savings accounts 49,939 27,955   Money market accounts 499,501 340,240   Certificates of deposits 1,319,488 964,819   Brokered deposits 76,653 5,613   Total deposits $ 2,084,941 $ 1,462,867   Certificates of deposit (in the amount of $250 or more) $ 453,034 $ 295,578     The following table presents scheduled certificates of deposits and brokered deposits maturities by year as of December 31,   2017.   2018 $ 680,686   2019 179,513   2020 126,603   2021 315,318   2022 80,753   Thereafter 13,268   $ 1,396,141     Note 8: FHLB Advances     The Company had outstanding FHLB advances of $410.2 million and $190.0 million as of December 31, 2017 and 2016,   respectively. As of December 31, 2017, the interest rates on the Company’s outstanding FHLB advances ranged from   0.42% to 4.22%, with a weighted average interest rate of 1.50%. All advances are collateralized by residential mortgage   loans and commercial real estate loans pledged and held by the Company and investment securities pledged by the   Company and held in safekeeping with the FHLB. Residential mortgage loans pledged were approximately $226.3   million and $166.4 million as of December 31, 2017 and 2016, respectively, and commercial real estate loans pledged   were approximately $808.9 million and $0.0 million as of December 31, 2017 and 2016, respectively. The fair value of   investment securities pledged to the FHLB was approximately $453.9 million and $340.6 million as of December 31,   2017 and 2016, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible   to borrow up to an additional $507.9 million at year-end 2017.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-30   The Company’s FHLB advances are scheduled to mature according to the following schedule:   Amount   2018 $ 55,000   2019 30,000   2020 —   2021 —   2022 110,000   Thereafter 215,000   410,000   Net deferred prepayment gain on advance restructure 176   $ 410,176     Note 9: Subordinated Debt     In June 2013, the Company issued a subordinated debenture (the “2021 Debenture”) in the principal amount of $3.0 million.   The 2021 Debenture bears a fixed interest rate of 8.00% per year, payable quarterly, and is scheduled to mature on June 28,   2021. The 2021 Debenture may be repaid, without penalty, at any time after June 28, 2016. The 2021 Debenture is intended   to qualify as Tier 2 capital under regulatory guidelines.     In connection with the 2021 Debenture, the Company also issued a warrant to purchase up to 48,750 shares of common   stock at an initial per share exercise price equal to $19.33. The warrant became exercisable on June 28, 2014. On May 4,   2017, the holder of the warrant exercised the warrant in full and the Company issued a net amount of 15,915 shares of   common stock. The holder satisfied the exercise price by instructing the Company to withhold 32,835 of the shares of   common stock in accordance with the warrant’s cashless exercise feature.   In October 2015, the Company entered into a term loan in the principal amount of $10.0 million, evidenced by a term note   due 2025 (the “2025 Note”). The 2025 Note bears a fixed interest rate of 6.4375% per year, payable quarterly, and is   scheduled to mature on October 1, 2025. The 2025 Note is an unsecured subordinated obligation of the Company and may   be repaid, without penalty, on any interest payment date on or after October 15, 2020. The 2025 Note is intended to qualify   as Tier 2 capital under regulatory guidelines.   In September 2016, the Company issued $25.0 million aggregate principal amount of 6.0% Fixed-to-Floating Rate   Subordinated Notes due 2026 (the “2026 Notes”) in a public offering. The 2026 Notes initially bear a fixed interest rate of   6.00% per year to, but excluding September 30, 2021, and thereafter a floating rate equal to the then-current three-month   LIBOR rate plus 485 basis points. All interest on the 2026 Notes is payable quarterly. The 2026 Notes are scheduled to   mature on September 30, 2026. The 2026 Notes are unsecured subordinated obligations of the Company and may be repaid,   without penalty, on any interest payment date on or after September 30, 2021. The 2026 Notes are intended to qualify as   Tier 2 capital under regulatory guidelines.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-31   The following table presents the principal balance and unamortized discount and debt issuance costs for the 2021 Debenture,   the 2025 Note and the 2026 Notes as of December 31, 2017 and 2016.   December 31, 2017 December 31, 2016   Principal   Unamortized   Discount and   Debt Issuance   Costs Principal   Unamortized   Discount and   Debt Issuance   Costs   2021 Debenture $ 3,000 — 3,000 —   2025 Note 10,000 (186) 10,000 (210)   2026 Notes 25,000 (1,088) 25,000 (1,212)   Total $ 38,000 (1,274) 38,000 (1,422)   Note 10: Benefit Plans     401(k) Plan     The Company has a 401(k) plan established for substantially all full-time employees, as defined in the plan. Employee   contributions are limited to the maximum established by the Internal Revenue Service on an annual basis. The Company   has elected to match contributions equal to 100% of the first 1% of employee deferrals and then 50% on deferrals over   1% up to a maximum of 6% of an individual’s total eligible salary, as defined in the plan. Employer-matching contributions   begin vesting after one year at a rate of 50% per year of employment and are fully vested after the completion of two   years of employment. Contributions totaled approximately $0.5 million, $0.4 million and $0.3 million in the twelve   months ended December 31, 2017, 2016 and 2015, respectively.      Employment Agreement     The Company has entered into an employment agreement with its Chief Executive Officer that provides for the continuation   of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreement,   these payments could occur in the event of a change in control of the Company, as defined in the agreement, along with   other specific conditions.   2013 Equity Incentive Plan     The 2013 Equity Incentive Plan (“2013 Plan”) authorizes the issuance of up to 750,000 shares of the Company’s common   stock in the form of equity-based awards to employees, directors, and other eligible persons. Under the terms of the 2013   Plan, the pool of shares available for issuance may be used for available types of equity awards under the 2013 Plan,   which includes stock options, stock appreciation rights, restricted stock awards, stock unit awards, and other share-based   awards. All employees, consultants, and advisors of the Company or any subsidiary, as well as all non-employee directors   of the Company, are eligible to receive awards under the 2013 Plan.     The Company recorded $1.0 million, $0.7 million, and $0.8 million of share-based compensation expense for the years   ended December 31, 2017, 2016, and 2015, respectively, related to awards made under the 2013 Plan.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-32   The following table summarizes the status of the 2013 Plan awards as of December 31, 2017, and activity for the year   ended December 31, 2017:   Restricted   Stock Units   Weighted-   Average   Grant Date   Fair Value   Per Share   Restricted   Stock Awards   Weighted-   Average   Grant Date   Fair Value   Per Share   Deferred   Stock Units   Weighted-   Average   Grant Date   Fair Value   Per Unit   Nonvested at January 1, 2017 49,781 $ 23.07 16,330 $ 19.06 — $ —   Granted 42,819 30.99 5,628 31.00 7 30.46   Vested (19,835) 22.43 (18,625) 21.71 (7) 30.46   Forfeited — — — — — —   Nonvested at December 31, 2017 72,765 $ 27.91 3,333 $ 24.44 — $ —   As of December 31, 2017, the total unrecognized compensation cost related to nonvested awards was $1.4 million, with   a weighted-average expense recognition period of 1.9 years.     Directors Deferred Stock Plan     Until January 1, 2014, the Company had a stock compensation plan for non-employee members of the Board of Directors   (“Directors Deferred Stock Plan”). The Company reserved 180,000 shares of common stock that could have been issued   pursuant to the Directors Deferred Stock Plan. The plan provided directors the option to elect to receive up to 100% of   their annual retainer in either common stock or deferred stock rights. Deferred stock rights were to be settled in common   stock following the end of the deferral period payable on the basis of one share of common stock for each deferred stock   right.   The following table summarizes the status of deferred stock rights related to the Directors Deferred Stock Plan for the   year ended December 31, 2017.   Deferred Rights   Outstanding, beginning of year 82,377   Granted 618   Exercised —   Outstanding, end of year 82,995   All deferred stock rights granted during the 2017 period were additional rights issued in lieu of cash dividends payable   on outstanding deferred stock rights.      Note 11: Income Taxes     The provision for income taxes consists of the following:   December 31,   2017 2016 2015   Current $ 10,998 $ 2,367 $ 4,293   Deferred (5,142) 3,544 443   Net deferred tax asset revaluation 1,846 — —   Total $ 7,702 $ 5,911 $ 4,736     The Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted on December 22, 2017. Among other changes, the Tax   Act reduces the federal corporate tax rate from 35% to 21%. At December 31, 2017, the Company has substantially   completed its accounting for the tax effects of enactment of the Tax Act. For deferred tax assets and liabilities,

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-33   amounts were revalued based on the rates expected to reverse in the future, which is now 21%. The Company   continues to analyze certain aspects of the Tax Act and further refinements are possible, which could potentially affect   the measurement of these balances or potentially give rise to new deferred tax amounts, although we do not expect   these adjustments to materially impact our financial statements.   Income tax provision is reconciled to the statutory rate applied to pre-tax income. The statutory rate was 35%, 34% and   34% at December 31, 2017, 2016 and 2015, respectively.   December 31,   2017 2016 2015   Statutory rate times pre-tax income $ 8,025 $ 6,115 $ 4,646   Add (subtract) the tax effect of:   Income from tax-exempt securities and loans (2,512) (635) (132)   State income tax, net of federal tax effect 693 567 154   Bank-owned life insurance (318) (159) (137)   Net deferred tax asset revaluation 1,846 — —   Other differences (32) 23 205   Total income taxes $ 7,702 $ 5,911 $ 4,736     The net deferred tax asset at December 31 consists of the following:   December 31,   2017 2016   Deferred tax assets (liabilities)   Allowance for loan losses $ 3,873 $ 4,269   Unrealized loss on available-for-sale securities 1,939 5,112   Fair value adjustments (2,213) (5,994)   Depreciation (263) (525)   Deferred compensation and accrued payroll 1,051 1,234   Loan origination costs (783) (955)   Prepaid assets (288) (276)   Other 69 397   Total deferred tax assets, net $ 3,385 $ 3,262   Note 12: Related Party Transactions     In the normal course of business, the Company may enter into transactions with various related parties. In management’s   opinion, such loans, other extensions of credit, and deposits were made in the ordinary course of business and were made   on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable   transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of   collectability or present other unfavorable features.     Management evaluated related party loans and extensions of credit at December 31, 2017 and 2016, and deemed the   balances immaterial. Deposits from related parties held by the Company at December 31, 2017 and 2016 totaled $22.8   million and $21.9 million, respectively.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-34   Note 13: Regulatory Capital Requirements     The Company and the Bank are subject to various regulatory capital requirements administered by state and federal   banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve   quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting   practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components,   risk weighting and other factors.   The Basel III Capital Rules became effective for the Company and the Bank on January 1, 2015, subject to a phase-in   period for certain provisions. Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy   require the maintenance of minimum amounts and ratios of Common Equity Tier 1 capital, Tier 1 capital and Total capital,   as defined in the regulations, to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets (“Leverage   Ratio”).   When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Company and the Bank to maintain: 1)   a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%, plus a 2.5% “capital conservation   buffer” (resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 7.0% upon full   implementation); 2) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer   (resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation); 3) a minimum ratio of Total capital to   risk-weighted assets of 8.0%, plus the capital conservation buffer (resulting in a minimum Total capital ratio of 10.5%   upon full implementation); and 4) a minimum Leverage Ratio of 4.0%.   The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased   in over a four-year period increasing by increments of that amount on each subsequent January 1 until it reaches 2.5%   on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress.   Failure to maintain the minimum Common Equity Tier 1 ratio plus the capital conservation buffer will result in potential   restrictions on a banking institution’s ability to pay dividends, repurchase stock and/or pay discretionary compensation   to its employees.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-35   The following tables present actual and required capital ratios as of December 31, 2017 and 2016 for the Company and   the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum   required capital levels as of December 31, 2017 and 2016 based on the phase-in provisions of the Basel III Capital Rules   and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-   in, in each case, including the capital conservation buffer required during such period. Capital levels required to be   considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under   the Basel III Capital Rules.   Actual   Minimum Capital   Required - Basel III   Phase-In Schedule   Minimum Capital   Required - Basel III   Fully Phased-In   Minimum Required   to be Considered   Well Capitalized   Capital   Amount Ratio   Capital   Amount Ratio   Capital   Amount Ratio   Capital   Amount Ratio   As of December 31, 2017:   Common equity tier 1 capital to risk-   weighted assets   Consolidated $ 224,407 11.43% $ 112,866 5.75% $ 137,402 7.00% N/A N/A   Bank 223,288 11.40% 112,672 5.75% 137,166 7.00% 127,368 6.50%   Tier 1 capital to risk-weighted assets   Consolidated 224,407 11.43% 142,309 7.25% 166,845 8.50% N/A N/A   Bank 223,288 11.40% 142,064 7.25% 166,558 8.50% 156,761 8.00%   Total capital to risk-weighted assets   Consolidated 276,103 14.07% 181,566 9.25% 206,102 10.50% N/A N/A   Bank 238,258 12.16% 181,255 9.25% 205,748 10.50% 195,951 10.00%   Leverage ratio   Consolidated 224,407 8.45% 106,196 4.00% 106,196 4.00% N/A N/A   Bank 223,288 8.42% 106,059 4.00% 106,059 4.00% 132,574 5.00%   Actual   Minimum Capital   Required - Basel III   Phase-In Schedule   Minimum Capital   Required - Basel III   Fully Phased-In   Minimum Required   to be Considered   Well Capitalized   Capital   Amount Ratio   Capital   Amount Ratio   Capital   Amount Ratio   Capital   Amount Ratio   As of December 31, 2016:   Common equity tier 1 capital to risk-   weighted assets   Consolidated $ 158,479 11.54% $ 70,366 5.13% $ 96,110 7.00% N/A N/A   Bank 162,617 11.88% 70,145 5.13% 95,807 7.00% 88,964 6.50%   Tier 1 capital to risk-weighted assets   Consolidated 158,479 11.54% 90,961 6.63% 116,705 8.50% N/A N/A   Bank 162,617 11.88% 90,675 6.63% 116,337 8.50% 109,494 8.00%   Total capital to risk-weighted assets   Consolidated 206,038 15.01% 118,421 8.63% 144,165 10.50% N/A N/A   Bank 173,598 12.68% 118,048 8.63% 143,711 10.50% 136,868 10.00%   Leverage ratio   Consolidated 158,479 8.65% 73,311 4.00% 73,311 4.00% N/A N/A   Bank 162,617 8.89% 73,186 4.00% 73,186 4.00% 91,483 5.00%

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-36   Note 14: Commitments and Credit Risk     In the normal course of business, the Company makes various commitments to extend credit which are not reflected in   the accompanying consolidated financial statements. At December 31, 2017 and 2016, the Company had outstanding   loan commitments totaling approximately $155.4 million and $132.5 million, respectively.     As of December 31, 2017, the Company leased office facilities under various operating leases. The leases may be subject   to additional payments based on building operating costs and property taxes in excess of specified amounts. The Company   recorded rental expense for all operating leases of $0.7 million, $0.6 million, and $0.5 million for the years ended   December 31, 2017, 2016, and 2015 respectively. Future minimum cash lease payments are as follows:    Amount   2018 $ 733   2019 747   2020 760   2021 315   2022 229   Thereafter 116   Total minimum payments required 1 $ 2,900   1 Minimum payments have not been reduced by minimum sublease rentals of $1.6 million due in the future under noncancelable subleases.   In addition, the Company is a limited partner in a Small Business Investment Company fund (the “SBIC Fund”). As of   December 31, 2017, the Company has committed to contribute up to $3.2 million of capital to the SBIC Fund.   Note 15: Fair Value of Financial Instruments     ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid   to transfer a liability in an orderly transaction between market participants at the measurement date. ASU Topic 820 also   specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use   of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to   measure fair value:     Level 1 Quoted prices in active markets for identical assets or liabilities     Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted   prices in markets that are not active; or other inputs that are observable or can be corroborated by observable   market data for substantially the full term of the assets or liabilities     Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value   of the assets or liabilities     Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring   basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets   pursuant to the valuation hierarchy.     Available-for-Sale Securities     Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation   hierarchy. Level 1 securities include highly liquid mutual funds. If quoted market prices are not available, then fair values   are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.     Level 2 securities include U.S. Government-sponsored agencies, municipal securities, mortgage and asset-backed   securities and certain corporate securities. Matrix pricing is a mathematical technique widely used in the banking industry

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-37   to value investment securities without relying exclusively on quoted prices for specific investment securities but also on   the investment securities’ relationship to other benchmark quoted investment securities.     In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.   Fair values are calculated using discounted cash flows. Discounted cash flows are calculated based off of the anticipated   future cash flows updated to incorporate loss severities. Rating agency and industry research reports as well as default   and deferral activity are reviewed and incorporated into the calculation. The Company did not own any securities classified   within Level 3 of the hierarchy as of December 31, 2017 or 2016.   Loans Held-for-Sale (mandatory pricing agreements)   The fair value of loans held-for-sale is determined using quoted prices for similar assets, adjusted for specific attributes   of that loan (Level 2).   Interest Rate Swap Agreements   The fair values of interest rate swap agreements are estimated using current market interest rates as of the balance sheet   date and calculated using discounted cash flows that are observable or that can be corroborated by observable market   data and, therefore, are classified within Level 2 of the valuation hierarchy.   Forward Contracts   The fair values of forward contracts on to-be-announced securities are determined using quoted prices in active markets,   or benchmarked thereto (Level 1).   Interest Rate Lock Commitments   The fair values of IRLCs are determined using the projected sale price of individual loans based on changes in market   interest rates, projected pull-through rates (the probability that an IRLC will ultimately result in an originated loan), the   reduction in the value of the applicant’s option due to the passage of time, and the remaining origination costs to be   incurred based on management’s estimate of market costs (Level 3).

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-38   The following tables present the fair value measurements of assets and liabilities recognized in the accompanying   consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in   which the fair value measurements fall at December 31, 2017 and 2016.   December 31, 2017   Fair Value Measurements Using   Fair   Value   Quoted Prices   in Active   Markets for   Identical   Assets   (Level 1)   Significant   Other   Observable   Inputs   (Level 2)   Significant   Unobservable   Inputs   (Level 3)   U.S. Government-sponsored agencies $ 133,190 $ — $ 133,190 $ —   Municipal securities 96,377 — 96,377 —   Mortgage-backed securities 209,720 — 209,720 —   Asset-backed securities 5,009 — 5,009 —   Corporate securities 26,047 — 26,047 —   Other securities 2,932 2,932 — —   Total available-for-sale securities $ 473,275 $ 2,932 $ 470,343 $ —   Interest rate swaps (271) — (271) —   Loans held-for-sale (mandatory pricing agreements) 23,571 — 23,571 —   Forward contracts (80) (80) — —   IRLCs 551 — — 551     December 31, 2016   Fair Value Measurements Using   Fair   Value   Quoted Prices   in Active   Markets for   Identical   Assets   (Level 1)   Significant   Other   Observable   Inputs   (Level 2)   Significant   Unobservable   Inputs   (Level 3)   U.S. Government-sponsored agencies $ 91,896 $ — $ 91,896 $ —   Municipal securities 91,886 — 91,886 —   Mortgage-backed securities 231,641 — 231,641 —   Asset-backed securities 19,534 — 19,534 —   Corporate securities 18,811 18,811   Other securities 2,932 2,932 — —   Total available-for-sale securities $ 456,700 $ 2,932 $ 453,768 $ —   Loans held-for-sale (mandatory pricing agreements) 27,101 — 27,101 —   Forward contracts 438 438 — —   IRLCs 610 — — 610

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-39   The following table reconciles the beginning and ending balances of recurring fair value measurements recognized in the   accompanying consolidated balance sheets using significant unobservable (Level 3) inputs.      Interest Rate   Lock   Commitments   Balance as of January 1, 2015 $ 521   Total realized gains (losses)   Included in net income 61   Included in other comprehensive income —   Sales —   Balance, December 31, 2015 582   Total realized gains   Included in net income 28   Balance, December 31, 2016 610   Total realized gains   Included in net income (59)   Balance, December 31, 2017 $ 551     The following describes the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring   basis, as well as the general classification of such assets pursuant to the valuation hierarchy.     Impaired Loans (Collateral Dependent)   Loans for which it is probable that the Company will not collect all principal and interest due according to contractual   terms are measured for impairment. The amount of the impairment may be determined based on the fair value of the   underlying collateral, less costs to sell, the estimated present value of future cash flows or the loan’s observable market   price.   If the impaired loan is identified as collateral dependent, the fair value of the underlying collateral, less costs to sell, is   used to measure impairment. This method requires obtaining a current independent appraisal of the collateral and applying   a discount factor to the value. If the impaired loan is not collateral dependent, the Company utilizes a discounted cash   flow analysis to measure impairment.   Impaired loans with a specific valuation allowance based on the value of the underlying collateral or a discounted cash   flow analysis are classified as Level 3 assets.     There were no impaired loans that were measured at fair value on a nonrecurring basis at December 31, 2017 or 2016.     Unobservable (Level 3) Inputs     The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level   3 fair value measurements other than goodwill.   Fair Value at   December 31, 2017   Valuation   Technique   Unobservable   Inputs Range   IRLCs $ 551 Discounted cash flow Loan closing rates 39% - 100%   Fair Value at   December 31, 2016   Valuation   Technique   Unobservable   Inputs Range   IRLCs $ 610 Discounted cash flow Loan closing rates 43% - 99%

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-40   The following methods were used to estimate the fair value of all other financial instruments recognized in the   accompanying consolidated balance sheets at amounts other than fair value:     Cash and Cash Equivalents     For these instruments, the carrying amount is a reasonable estimate of fair value.   Interest-Bearing Time Deposits     The fair value of these financial instruments approximates carrying value.     Held-to-Maturity Securities      Fair values are determined by using models that are based on security-specific details, as well as relevant industry and   economic factors. The most significant of these inputs are quoted market prices, and interest rate spreads on relevant   benchmark securities.   Loans Held-For-Sale (best efforts pricing agreements)     The fair value of these loans approximates carrying value.     Loans     The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be   made to borrowers with similar credit ratings and remaining maturities.     Accrued Interest Receivable     The fair value of these financial instruments approximates carrying value.     Federal Home Loan Bank of Indianapolis Stock     The fair value approximates carrying value.     Deposits     The fair value of noninterest-bearing and interest-bearing demand deposits, savings and money market accounts   approximates carrying value. The fair value of fixed maturity certificates of deposit and brokered deposits are estimated   using rates currently offered for deposits of similar remaining maturities.     Advances from Federal Home Loan Bank     The fair value of fixed rate advances is estimated using rates currently offered for similar remaining maturities. The   carrying value of variable rate advances approximates fair value.   Subordinated Debt     The fair value of the Company’s publicly traded subordinated debt is obtained from quoted market prices. The fair value   of the Company’s remaining subordinated debt is estimated using discounted cash flow analysis, based on current   borrowing rates for similar types of debt instruments.     Accrued Interest Payable     The fair value of these financial instruments approximates carrying value.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-41   Commitments     The fair value of commitments to extend credit are based on fees currently charged to enter into similar agreements with   similar maturities and interest rates. The Company determined that the fair value of commitments was zero based on the   contractual value of outstanding commitments at December 31, 2017 and 2016.      The following tables summarize the carrying value and estimated fair value of all financial assets and liabilities at December 31,   2017 and 2016:   December 31, 2017   Fair Value Measurements Using   Carrying   Amount Fair Value   Quoted Prices   In Active   Market for   Identical   Assets   (Level 1)   Significant   Other   Observable   Inputs   (Level 2)   Significant   Unobservable   Inputs   (Level 3)   Cash and cash equivalents $ 47,981 $ 47,981 $ 47,981 $ — $ —   Held-to-maturity securities 19,209 19,083 — 19,083 —   Loans held-for-sale (best efforts pricing   agreements) 27,835 27,835 — 27,835 —   Net loans 2,091,193 2,051,545 — — 2,051,545   Accrued interest receivable 11,944 11,944 11,944 — —   Federal Home Loan Bank of Indianapolis stock 19,575 19,575 — 19,575 —   Deposits 2,084,941 2,057,708 688,800 — 1,368,908   Advances from Federal Home Loan Bank 410,176 397,950 — 397,950 —   Subordinated debt 36,726 39,972 26,520 13,452 —   Accrued interest payable 311 311 311 — —   December 31, 2016   Fair Value Measurements Using   Carrying   Amount Fair Value   Quoted Prices   In Active   Market for   Identical   Assets   (Level 1)   Significant   Other   Observable   Inputs   (Level 2)   Significant   Unobservable   Inputs   (Level 3)   Cash and cash equivalents $ 39,452 $ 39,452 $ 39,452 $ — $ —   Interest-bearing time deposits 250 250 250 — —   Held-to-maturity securities 16,671 16,197 — 16,197 —   Net loans 1,250,789 1,244,918 — — 1,244,918   Accrued interest receivable 6,708 6,708 6,708 — —   Federal Home Loan Bank of Indianapolis stock 8,910 8,910 — 8,910 —   Deposits 1,462,867 1,441,794 492,435 — 949,359   Advances from Federal Home Loan Bank 189,981 186,258 — 186,258 —   Subordinated debt 36,578 38,425 24,900 13,525 —   Accrued interest payable 112 112 112 — —

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-42   Note 16: Mortgage Banking Activities   The Company’s residential real estate lending business originates mortgage loans for customers and sells a majority of   the originated loans into the secondary market. The Company hedges its mortgage banking pipeline by entering into   forward contracts for the future delivery of mortgage loans to third party investors and entering into IRLCs with potential   borrowers to fund specific mortgage loans that will be sold into the secondary market. To facilitate the hedging of the   loans, the Company has elected the fair value option for loans originated and intended for sale in the secondary market   under mandatory pricing agreements. Changes in the fair value of loans held-for-sale, IRLCs and forward contracts are   recorded in the mortgage banking activities line item within noninterest income. Refer to Note 17 for further information   on derivative financial instruments.   During the years ended December 31, 2017, 2016, and 2015, the Company originated mortgage loans held-for-sale of   $412.9 million, $598.4 million, and $502.7 million, respectively, and received $425.3 million, $619.8 million, and $509.4   million from the sale of mortgage loans, respectively, into the secondary market. During 2017, the Company also sold   $42.3 of residential mortgage loans that were originally held for investment.   The following table provides the components of income from mortgage banking activities for the years ended   December 31, 2017, 2016, and 2015.   Year Ended December 31,   2017 2016 2015   Gain on loans sold $ 7,775 $ 12,462 $ 8,845   Gain (loss) resulting from the change in fair value of loans held-for-sale 638 (500) (341)   Gain (loss) resulting from the change in fair value of derivatives (577) 436 496   Net revenue from mortgage banking activities $ 7,836 $ 12,398 $ 9,000

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-43   Note 17: Derivative Financial Instruments     The Company uses derivative financial instruments to help manage exposure to interest rate risk and the effects that   changes in interest rates may have on net income and the fair value of assets and liabilities. The Company enters into   interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position.   Additionally, the Company enters into forward contracts for the future delivery of mortgage loans to third party investors   and enters into IRLCs with potential borrowers to fund specific mortgage loans that will be sold into the secondary market.   The forward contracts are entered into in order to economically hedge the effect of changes in interest rates resulting from   the Company’s commitment to fund the loans.   During 2017, the Company entered into various interest rate swap agreements designated and qualifying as accounting   hedges. Designating an interest rate swap as an accounting hedge allows the Company to recognize gains and losses,   less any ineffectiveness, in the income statement within the same period that the hedged item affects earnings. The   Company includes the gain or loss on the hedged items in the same line item as the offsetting loss or gain on the related   interest rate swaps. The fair value of interest rate swaps with a positive fair value are reported in accrued income and   other assets in the consolidated balance sheets while interest rate swaps with a negative fair value are reported in accrued   expenses and other liabilities in the consolidated balance sheets.   The IRLCs and forward contracts are not designated as accounting hedges, and are recorded at fair value with changes   in fair value reflected in noninterest income on the consolidated statements of income. The fair value of derivative   instruments with a positive fair value are reported in accrued income and other assets in the consolidated balance sheets   while derivative instruments with a negative fair value are reported in accrued expenses and other liabilities in the   consolidated balance sheets.   The following table presents amounts that were recorded on the balance sheet related to cumulative basis adjustments   for interest rate swap derivatives designated as fair value accounting hedges as of December 31, 2017 and 2016.     Carrying amount of the hedged assets   Cumulative amount of fair value hedging   adjustment included in the carrying   amount of the hedged assetsLine item in the consolidated balancesheet in which the hedged item is   included December 31, 2017 December 31, 2016 December 31, 2017 December 31, 2016   Loans $ 91,653 $ — $ (263) $ —   Securities available-for-sale(1) 92,230 — (8) —   (1) These amounts include the amortized cost basis of closed portfolios used to designate hedging relationships in which the hedged item   is the last layer expected to be remaining at the end of the hedging relationship. At December 31, 2017 and 2016, the amounts of the   designated hedged items were $50.0 million and $0.0 million, respectively.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-44   The following table presents a summary of interest rate swap derivatives designated as fair value accounting hedges of   fixed-rate receivables used in the Company's asset/liability management activities at December 31, 2017, identified by   the underlying interest rate-sensitive instruments.   Weighted   Average   Remaining   Maturity   (years)   Weighted-Average Rate   Instruments Associated With   Notional   Value Fair Value Receive Pay   Loans $ 91,135 7.9 $ (263) 3 month LIBOR 2.44%   Securities available-for-sale 50,000 6.8 (8) 3 month LIBOR 2.33%   Total swap portfolio at December 31, 2017 $ 141,135 7.5 $ (271) 3 month LIBOR 2.41%   These derivative financial instruments were entered into for the purpose of managing the interest rate risk of certain assets.   The pay-fixed/receive-variable calculations of the above swap transactions have deferred start dates of approximately   one year from each trade date. As each of these derivative transactions were entered into during the fourth quarter 2017,   these interest rate swap transactions had no impact on interest income during 2017. At December 31, 2017, the Company   pledged $0.7 million of cash collateral to counterparties as security for its obligations related to these interest rate swap   transactions.   The following table presents the notional amount and fair value of interest rate swaps, IRLCs and forward contracts   utilized by the Company at December 31, 2017 and 2016.   December 31, 2017 December 31, 2016     Notional   Amount   Fair   Value   Notional   Amount   Fair   Value   Asset Derivatives   Derivatives designated as hedging instruments   Interest rate swaps associated with loans $ 17,900 $ 3 $ — $ —   Derivatives not designated as hedging instruments   IRLCs 26,394 551 36,311 610   Forward contracts 51,124 (80) 61,000 438   Total contracts $ 95,418 $ 474 $ 97,311 $ 1,048   Liability Derivatives   Derivatives designated as hedging instruments   Interest rate swaps associated with loans $ 73,235 $ (266) $ — $ —   Interest rate swaps associated with securities   available-for-sale 50,000 (8) — —   Total contracts $ 123,235 $ (274) $ — $ —

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-45   The fair value of interest rate swaps were estimated using a discounted cash flow method that incorporates current market   interest rates as of the balance sheet date. Fair values of IRLCs and forward contracts were estimated using changes in   mortgage interest rates from the date the Company entered into the IRLC and the balance sheet date. The following table   summarizes the periodic changes in the fair value of the derivative financial instruments on the consolidated statements   of income for the twelve months ended December 31, 2017, 2016, and 2015. The derivatives designated as hedging   instruments had no impact on the consolidated statements of income for the twelve months ended December 31, 2017,   2016 and 2015.   Amount of gain / (loss) recognized in the twelve months ended   December 31, 2017 December 31, 2016 December 31, 2015   Asset Derivatives   Derivatives not designated as hedging instruments   IRLCs (59) 28 61   Forward contracts (519) 408 435   Note 18: Shareholders’ Equity   In September 2017, the Company completed an underwritten public offering of 1,650,000 shares of its common stock at   a price of $29.00 per share. The Company received net proceeds of approximately $44.8 million after deducting   underwriting discounts and commissions and offering expenses. In addition, the Company granted the underwriters a   30-day option to purchase up to an additional 247,500 shares of its common stock. The Company closed on the 247,500   additional shares in September 2017 and received net proceeds of approximately $6.8 million, after deducting underwriting   discounts and commissions and offering expenses.   In December 2016, the Company and the Bank entered into an Underwriting Agreement, pursuant to which the Company   sold 945,000 shares of common stock at $26.50 per share, resulting in net proceeds to the Company of $23.4 million.   In May 2016, the Company and the Bank entered into an Underwriting Agreement, pursuant to which the Company sold   an additional 895,955 shares of common stock at $24.00 per share, resulting in net proceeds to the Company of $19.7   million.   In May 2016, the Company and the Bank entered into a Sales Agency Agreement to sell shares (the “ATM Shares”) of   the Company’s common stock having an aggregate gross sales price of up to $25.0 million, from time to time, through   an “at-the-market” equity offering program (the “ATM Program”). The sales, if any, of the ATM Shares, may be made   in sales deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended,   including sales made directly on or through The Nasdaq Stock Market, or another market for the Company’s common   stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at   market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with the sales agent. Subject   to the terms and conditions of the Sales Agency Agreement, upon its acceptance of written instructions from the Company,   the sales agent will use its commercially reasonable efforts to sell on the Company’s behalf all of the designated ATM   Shares. The Sales Agency Agreement provides for the Company to pay the sales agent a commission of up to 3.0% of   the gross sales price per share sold through it as sales agent under the Sales Agency Agreement. The Company may also   sell ATM Shares under the Sales Agency Agreement to the sales agent, as principal for its own account, at a price per   share agreed upon at the time of sale. Actual sales will depend on a variety of factors to be determined by the Company   from time to time. The Company has no obligation to sell any of the ATM Shares under the Sales Agency Agreement,   and may at any time suspend solicitation and offers under the Sales Agency Agreement. In addition, the Company has   agreed to indemnify the sales agent against certain liabilities on customary terms. The Company has sold a total of   139,811 ATM Shares through the ATM Program for net proceeds of approximately $3.1 million. As of December 31,   2017, approximately $21.6 million remained available for sale under the ATM Program.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-46   Note 19: Condensed Financial Information (Parent Company Only)   Presented below is condensed financial information as to financial position, results of operations, and cash flows of the   Company on a non-consolidated basis:     Condensed Balance Sheets    Year Ended December 31,   2017 2016   Assets   Cash and cash equivalents $ 32,810 $ 29,365   Investment in common stock of subsidiaries 223,008 158,080   Premises and equipment, net 6,576 6,852   Accrued income and other assets 3,114 1,488   Total assets $ 265,508 $ 195,785   Liabilities and shareholders’ equity   Subordinated debt, net of unamortized discounts and debt issuance costs of $1,274 in 2017 and   $1,422 in 2016 $ 36,726 $ 36,578   Note payable to the Bank 3,600 4,000   Accrued expenses and other liabilities 1,055 1,265   Total liabilities 41,381 41,843   Shareholders’ equity 224,127 153,942   Total liabilities and shareholders’ equity $ 265,508 $ 195,785   Condensed Statements of Income    Year Ended December 31,   2017 2016 2015   Expenses   Interest on borrowings $ 2,724 $ 1,557 $ 643   Salaries and employee benefits 354 344 425   Consulting and professional fees 664 871 930   Premises and equipment 302 291 200   Other 258 235 174   Total expenses 4,302 3,298 2,372   Loss before income tax and equity in undistributed net income of subsidiaries (4,302) (3,298) (2,372)   Income tax benefit (1,539) (1,224) (813)   Loss before equity in undistributed net income of subsidiaries (2,763) (2,074) (1,559)   Equity in undistributed net income of subsidiaries 17,989 14,148 10,488   Net income $ 15,226 $ 12,074 $ 8,929

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-47   Condensed Statements of Comprehensive Income    Year Ended December 31,   2017 2016 2015   Net income $ 15,226 $ 12,074 $ 8,929   Other comprehensive income (loss)   Net unrealized holding gains (losses) on securities available-for-sale 6,280 (12,315) (1,669)   Reclassification adjustment for losses (gains) realized 8 (177) —   Other comprehensive income (loss) before tax 6,288 (12,492) (1,669)   Income tax provision (benefit) 2,039 (4,433) (595)   Other comprehensive income (loss) - net of tax 4,249 (8,059) (1,074)   Comprehensive income $ 19,475 $ 4,015 $ 7,855     Condensed Statements of Cash Flows    Year Ended December 31,   2017 2016 2015   Operating activities   Net income $ 15,226 $ 12,074 $ 8,929   Adjustments to reconcile net income to net cash provided by operating activities:   Equity in undistributed net income of subsidiaries (17,989) (14,148) (10,488)   Depreciation and amortization 572 461 246   Share-based compensation expense 175 128 150   Net change in other assets (1,453) (696) 958   Net change in other liabilities (326) 870 (275)   Net cash used in operating activities (3,795) (1,311) (480)   Investing activities   Capital contribution to the Bank (42,000) (43,500) (10,000)   Purchase of premises and equipment (148) (1,423) (1,407)   Net cash used in investing activities (42,148) (44,923) (11,407)   Financing activities    Cash dividends paid (1,675) (1,199) (1,093)   Net proceeds from issuance of subordinated debt — 23,757 9,761   Principal payment on loan from the Bank (400) — —   Net proceeds from common stock issuance 51,636 46,223 —   Other, net (173) (42) 23   Net cash provided by financing activities 49,388 68,739 8,691   Net increase (decrease) in cash and cash equivalents 3,445 22,505 (3,196)   Cash and cash equivalents at beginning of year 29,365 6,860 10,056   Cash and cash equivalents at end of year $ 32,810 $ 29,365 $ 6,860

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-48   Note 20: Quarterly Financial Data (unaudited)   Three Months Ended   December 31,   2017   September 30,   2017   June 30,   2017   March 31,   2017   Income Statement Data:   Interest income $ 24,638 $ 22,694 $ 19,975 $ 17,390   Interest expense 9,278 8,503 7,001 5,933   Net interest income 15,360 14,191 12,974 11,457   Provision for loan losses 1,179 1,336 1,322 1,035   Net interest income after provision for loan losses 14,181 12,855 11,652 10,422   Noninterest income 2,539 3,135 2,736 2,131   Noninterest expense 9,701 9,401 8,923 8,698   Income before income taxes 7,019 6,589 5,465 3,855   Income tax provision 3,521 1,694 1,464 1,023   Net income $ 3,498 $ 4,895 $ 4,001 $ 2,832   Per Share Data:   Net income   Basic $ 0.41 $ 0.72 $ 0.61 $ 0.43   Diluted $ 0.41 $ 0.71 $ 0.61 $ 0.43   Weighted average common shares outstanding   Basic 8,490,951 6,834,011 6,583,515 6,547,807   Diluted 8,527,599 6,854,614 6,597,991 6,602,200   Three Months Ended   December 31,   2016   September 30,   2016   June 30,   2016   March 31,   2016   Income Statement Data:   Interest income $ 16,764 $ 15,471 $ 13,971 $ 12,693   Interest expense 5,860 5,133 4,665 3,552   Net interest income 10,904 10,338 9,306 9,141   Provision for loan losses 256 2,204 924 946   Net interest income after provision for loan losses 10,648 8,134 8,382 8,195   Noninterest income 2,891 4,898 3,748 2,540   Noninterest expense 8,158 8,413 7,875 7,005   Income before income taxes 5,381 4,619 4,255 3,730   Income tax provision 1,671 1,521 1,421 1,298   Net income $ 3,710 $ 3,098 $ 2,834 $ 2,432   Per Share Data:   Net income   Basic $ 0.65 $ 0.55 $ 0.57 $ 0.54   Diluted $ 0.64 $ 0.55 $ 0.57 $ 0.53   Weighted average common shares outstanding   Basic 5,722,615 5,597,867 4,972,759 4,541,728   Diluted 5,761,931 5,622,181 4,992,025 4,575,555

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-49   Note 21: Recent Accounting Pronouncements   Accounting Standards Update (“Update”) 2014-09, Revenue from Contracts with Customers (Topic 606) (May 2014)   The amendments in this Update clarify the principles for recognizing revenue and develop a common revenue   standard among industries. The core principle of the guidance is that an entity should recognize revenue to depict   the transfer of promised goods or services to customers in an amount that reflects the consideration to which the   entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to   achieve the core principle. An entity should disclose sufficient information to enable users of financial statements   to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with   customers.   The entity should apply the amendments using one of two retrospective methods described in the amendment.   Accounting Standard Update 2015-14, Revenue from Contracts with Customers (Topic 606) delayed the effective   date for public entities to annual reporting periods beginning after December 15, 2017, including interim reporting   periods within that reporting period. Several subsequent amendments have been issued that provide clarifying   guidance and are effective with the adoption of the original Update. Early adoption is permitted only as of annual   reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting   period. The guidance does not apply to revenues associated with financial instruments, including loans and   investment securities. This guidance will not have a material impact on the condensed consolidated financial   statements, as the Company’s most significant sources of revenue are excluded from the scope of Topic 606.   Accounting Standards Update 2016-02, Leases (Topic 842) (February 2016)   In February 2016, the FASB amended its standards with respect to the accounting for leases. The Update replaces   all current GAAP guidance on this topic and requires that an operating lease be recognized by the lessee on the   balance sheet as a “right-of-use” asset along with a corresponding liability representing the rent obligation. Key   aspects of current lessor accounting remain unchanged from existing guidance. The resulting standard is expected   to result in an increase to assets and liabilities recognized and, therefore, increase risk-weighted assets for regulatory   capital purposes. The amended standard requires the use of the modified retrospective transition approach for existing   leases that have not expired before the date of initial application and will become effective for fiscal years, and   interim periods within those fiscal years, beginning after December 15, 2018. Earlier adoption of the amended   standard is permitted. The Company does not expect to early adopt and is currently in the process of fully evaluating   the impact adoption of the amended standard may have on the condensed consolidated financial statements and will   subsequently implement updated processes and accounting policies as deemed necessary. The overall impact of   the new standard on the Company’s financial condition, results of operations and regulatory capital is not yet   determinable.   Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses   on Financial Instruments (June 2016)   The main objective of this Update is to provide financial statement users with more decision-useful information   about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting   entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss   impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires   consideration of a broader range of reasonable and supportable information to inform credit loss estimates.   The Update affects entities holding financial assets that are not accounted for at fair value through net income. The   amendments affect loans, debt securities, off-balance-sheet credit exposures, and any other financial assets not   excluded from the scope that have the contractual right to receive cash. The amendments in this Update affect an   entity to varying degrees depending on the credit quality of the assets held by the entity, their duration, and how the   entity applies current GAAP. There is diversity in practice in applying the incurred loss methodology, which means   that before transition some entities may be more aligned, under current GAAP than others to the new measure of   expected credit losses. The following describes the main provisions of this Update.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-50   • Assets Measured at Amortized Cost: The amendments in this Update require a financial asset (or a   group of financial assets) measured at amortized cost basis to be presented at the net amount expected to   be collected. The allowance for credit losses is a valuation account that is deducted from the amortized   cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected   on the financial asset. The income statement reflects the measurement of credit losses for newly recognized   financial assets, as well as the expected increases or decreases of expected credit losses that have taken   place during the period. The measurement of expected credit losses is based on relevant information about   past events, including historical experience, current conditions, and reasonable and supportable forecasts   that affect the collectability of the reported amount. An entity must use judgment in determining the relevant   information and estimation methods that are appropriate in its circumstances.   • Available-for-Sale Debt Securities: Credit losses relating to available-for-sale debt securities should be   recorded through an allowance for credit losses. Available-for-sale accounting recognizes that value may   be realized either through collection of contractual cash flows or through sale of the security. Therefore,   the amendments limit the amount of the allowance for credit losses to the amount by which fair value is   below amortized cost because the classification as available-for-sale is premised on an investment strategy   that recognizes that the investment could be sold at fair value, if cash collection would result in the realization   of an amount less than fair value.   For public business entities that are SEC filers, the amendments in this Update are effective for fiscal years beginning   after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments   in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within   those fiscal years. An entity will apply the amendments in this Update through a cumulative-effect adjustment to   retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a   modified-retrospective approach). A prospective transition approach is required for debt securities for which an   other-than-temporary impairment had been recognized before the effective date. The effect of a prospective transition   approach is to maintain the same amortized cost basis before and after the effective date of this Update.   The Company does not expect to early adopt and is currently evaluating the impact of the amendments on the   Company’s consolidated financial statements and cannot determine or reasonably quantify the impact of the adoption   of the amendments due to the complexity and extensive changes. The Company intends to develop processes and   procedures during the next two years to ensure it is fully compliant with the amendments at adoption date. The   Company has formed an implementation committee and has begun evaluating the data needed for implementation   as well as considering appropriate methodologies.   Accounting Standards Update 2017-12 - Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting   for Hedging Activities (August 2017)   The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks.   Its provisions create more transparency around how economic results are presented, both on the face of the financial   statements and in the footnotes, for investors and analysts.   For public business entities that are SEC filers, the new standard takes effect for fiscal years, and interim periods   within those fiscal years, beginning after December 15, 2018. Early adoption is permitted in any interim period or   fiscal years before the effective date of the standard. The Company expects this pronouncement will allow it to   manage its interest rate risk related to longer term fixed rate assets using strategies that were previously inaccessible   under the former accounting guidance. The Company chose to early adopt this pronouncement. This is discussed   further in Note 17.

First Internet Bancorp   Notes to Consolidated Financial Statements   (Tabular dollar amounts in thousands except per share data)   F-51   Accounting Standards Update 2018-02 - Income Statement - Reporting Comprehensive Income (Topic 820):   Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (February 2018)   The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained   earnings for stranded tax effects resulting form the Tax Act. Consequently, the amendments eliminate the stranded   tax effects resulting form the Tax Act and will improve the usefulness of information reported to financial statement   users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax   Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from   continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded   tax effects.   The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and   interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for   public business entities for reporting periods for which the financial statements have not yet been issued. The   amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or   periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Act is recognized.   The Company is currently evaluating the impact of adopting this Update on the consolidated financial statements,   but it is not expected to have a significant effect.

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BOARD OF DIRECTORS OF   FIRST INTERNET BANCORP   DAVID B. BECKER   Chairman, President and   Chief Executive Officer   DAVID R. LOVEJOY   Vice Chairman   Managing Director, Greycourt & Co.   JOHN K. KEACH, JR.   Private Investor   Former Chairman, President and   Chief Executive Officer,   Indiana Community Bancorp   ANN D. MURTLOW   President and Chief Executive Officer   United Way of Central Indiana   RALPH R. WHITNEY, JR.   Chairman Emeritus   Hammond, Kennedy,   Whitney & Co., Inc.   JERRY WILLIAMS   Private Investor   Formerly of Counsel, Taft Stettinius   & Hollister, LLP   JEAN L. WOJTOWICZ   President   Cambridge Capital   Management Corp.     SENIOR MANAGEMENT OF   FIRST INTERNET BANK   DAVID B. BECKER*   President and Chief Executive Officer   NICOLE S. LORCH*   Executive Vice President and   Chief Operating Officer   KENNETH J. LOVIK*   Executive Vice President and   Chief Financial Officer   C. CHARLES PERFETTI*   Executive Vice President and   Corporate Secretary   TIMOTHY C. DUSING   Senior Vice President, Public Finance   STEPHEN C. FARRELL   Senior Vice President, Chief Credit   Officer and Credit Administrator   MICHAEL E. LEWIS   Senior Vice President,   Commercial Real Estate Banking   KEVIN B. QUINN   Senior Vice President, Retail Lending   ANNE M. SHARKEY   Senior Vice President, Operations   CONNIE J. SHEPHERD   Senior Vice President,   Commercial Banking   *Denotes Executive Officer of    First Internet Bancorp   SHAREHOLDER INFORMATION   COMMON STOCK   First Internet Bancorp is listed on   the Nasdaq Global Select Market   under the symbol INBK   CORPORATE HEADQUARTERS   First Internet Bancorp   11201 USA Parkway   Fishers, IN 46037   (317) 532-7900   www.firstinternetbancorp.com   INVESTOR RELATIONS CONTACT   Paula Deemer   (317) 428-4628   investors@firstib.com   TRANSFER AGENT   Computershare   PO Box 505000   Louisville, KY 40233   (800) 522-6645   www.computershare.com   INDEPENDENT REGISTERED   PUBLIC ACCOUNTING FIRM   BKD, LLP   201 North Illinois Street, Suite 700   Indianapolis, IN 46204   (317) 383-4000   LEGAL COUNSEL   Faegre Baker Daniels, LLP   600 East 96th Street, Suite 600   Indianapolis, IN 46240   (317) 569-9600   EXECUTIVE/SHAREHOLDER INFORMATION

The Space    to Grow   2017 ANNUAL REPORT   (317) 532-7900 | 11201 USA Parkway Fishers, IN 46037 | www.firstinternetbancorp.com